PetroChina 2023 INTERIM REPORT PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People's Republic of China with limited liability) Stock Code: 857

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PetroChina 2023 INTERIM REPORT PETROCHINA COMPANY LIMITED

PetroChina This interim report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group's current views with respect to future events and are not a guarantee for future performance, nor do these statements constitute substantial undertakings to investors by the Group. Actual results may differ from the information contained in the forward-looking statements. Investors are advised to exercise caution when dealing in the securities of the Company.

CONTENTS 002 IMPORTANT NOTICE 003 CORPORATE PROFILE 006 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 009 CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS 012 DIRECTORS' REPORT 033 SIGNIFICANT EVENTS 053 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 056 RELEVANT INFORMATION ON THE BONDS FINANCIAL STATEMENTS 059 PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS 156 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS 184 DOCUMENTS AVAILABLE FOR INSPECTION 185 CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

002 IMPORTANT NOTICE The board of directors (the "Board" or "Board of Directors"), supervisory committee ("Supervisory Committee") and all directors ("Directors"), supervisors ("Supervisors") and senior management of PetroChina Company Limited (the "Company") warrant the truthfulness, accuracy and completeness of the information contained in this interim report and that there are no misrepresentation or misleading statements contained in, or material omissions from the interim report, and severally and jointly accept legal responsibility hereof. No substantial shareholder of the Company has obtained any funds from the Company from non-operating activities. This interim report was approved at the 3rd meeting of the ninth session of the Board. All directors of the Company have attended this board meeting. Mr. Dai Houliang, Chairman of the Board, Mr. Huang Yongzhang, Director and President of the Company, and Mr. Wang Hua, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements included in this interim report. The financial statements of the Company and its subsidiaries (the "Group") have been prepared in accordance with China Accounting Standards ("CAS") and International Financial Reporting Standards ("IFRS"), respectively. The financial statements in this interim report are unaudited. In overall consideration of situations such as the operating results, financial position and cash flow of the Company and to provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.21 (inclusive of applicable tax) per share for 2023 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2023. The total amount of the interim dividends payable is approximately RMB38,434 million. This interim report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group's current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements. Investors are advised to exercise caution when dealing in the securities of the Company.

003 CORPORATE PROFILE The Company was established as a joint stock company with limited liability under the Company Law of the People's Republic of China (the "PRC" or "China") on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (the Chinese name has been changed from [] to [], the abbreviation of which is "CNPC" before and after the change of name). The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among other things, the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, and new materials business; the marketing and trading business of refined products and non-oil products; and the transmission and sales of natural gas. The American Depositary Shares (the "ADSs"), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (the "HKEx" or "Hong Kong Stock Exchange") and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively, among which, the ADSs have been delisted from the New York Stock Exchange on September 8, 2022 (EST Time). Registered Chinese Name of the Company: [] English Name of the Company: PetroChina Company Limited Legal Representative of the Company: Dai Houliang Secretary to the Board: Wang Hua Address: No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC Telephone: 86 (10) 5998 2622 Facsimile: 86 (10) 6209 9557 Email Address: ir@petrochina.com.cn

004 Representative on Securities Matters: Liang Gang Address: No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC Telephone: 86 (10) 5998 2622 Facsimile: 86 (10) 6209 9557 Email Address: ir@petrochina.com.cn Chief Representative of Hong Kong Representative Office: Wei Fang Address: Suite 3705, Tower 2, Lippo Centre 89 Queensway, Hong Kong, PRC Telephone: (852) 2899 2010 Facsimile: (852) 2899 2390 Email Address: hko@petrochina.com.hk Legal Address of the Company: 16 Andelu Dongcheng District Beijing, PRC Postal Code: 100011 Office Address of the Company: No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC Postal Code: 100007 Website: http://www.petrochina.com.cn Company's Email Address: ir@petrochina.com.cn Newspapers for information disclosure: A shares: China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily Website publishing this interim report designated by the China Securities Regulatory Commission: http://www.sse.com.cn Copies of this interim report are available at: No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

PetroChina ▸▸▸▸▸ CORPORATE PROFILE 005

| | |
|---|---|
| Places of Listing: | |
| A Shares: | Shanghai Stock Exchange |
| Stock Name: | PetroChina |
| Stock Code: | 601857 |
| H shares: | Hong Kong Stock Exchange |
| Stock Name: | PETROCHINA |
| Stock Code: | 857 |

Other Relevant Information:

| | |
|---|---|
| Auditors of the Company: | |
| Domestic Auditors: | PricewaterhouseCoopers Zhong Tian LLP |
| Address: | 11/F, PricewaterhouseCoopers Centre<br>2 Corporate Avenue<br>202 Hu Bin Road<br>Huangpu District, Shanghai, PRC |
| Overseas Auditors: | PricewaterhouseCoopers<br>Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance |
| Address: | 22/F, Prince's Building<br>Central, Hong Kong, PRC |

006 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 1. Key Financial Data Prepared under IFRS Unit: RMB million Items For the reporting period For the same period of the preceding year (after adjustments)(a) For the same period of the preceding year (before adjustments) Changes over the same period of the preceding year (%) Revenue 1,479,871 1,614,621 1,614,621 (8.3) Profit for the period attributable to owners of the Company 85,272 81,627 82,391 4.5 Net cash flows from operating activities 221,706 196,061 196,061 13.1 Basic earnings per share (RMB) 0.47 0.45 0.45 4.5 Diluted earnings per share (RMB) 0.47 0.45 0.45 4.5 Return on net assets (%) 6.0 6.1 6.2 (0.1) percentage points Items As at the end of the reporting period As at the end of the preceding year (after adjustments) As at the end of the preceding year (before adjustments) Changes from the end of the preceding year to the end of the reporting period (%) Total assets 2,719,277 2,670,079 2,673,485 1.8 Total equity attributable to owners of the Company 1,412,938 1,365,640 1,369,327 3.5

007 2. Key Financial Data Prepared under CAS Unit: RMB million Items For the reporting period For the same period of the preceding year (after adjustments) For the same period of the preceding year (before adjustments) Changes over the same period of the preceding year (%) Operating income 1,479,871 1,614,621 1,614,621 (8.3) Net profit attributable to shareholders of the Company 85,276 81,624 82,388 4.5 Net profit after deducting non-recurring profit/loss items attributable to shareholders of the Company 87,393 88,875 89,639 (1.7) Net cash flows from operating activities 221,706 196,061 196,061 13.1 Basic earnings per share (RMB) 0.47 0.45 0.45 4.5 Diluted earnings per share (RMB) 0.47 0.45 0.45 4.5 Weighted average returns on net assets (%) 6.1 6.3 6.3 (0.2) percentage points Items As at the end of the reporting period As at the end of the preceding year (after adjustments) As at the end of the preceding year (before adjustments) Changes from the end of the preceding year to the end of the reporting period (%) Total assets 2,719,541 2,670,345 2,673,751 1.8 Equity attributable to equity holders of the Company 1,413,191 1,365,889 1,369,576 3.5 (a) According to the Notice on Issuing Interpretation of Accounting Standards for Business Enterprises No. 16 ("Interpretation No. 16") promulgated by the PRC Ministry of Finance and Amendments to International Accounting Standard 12 Income Tax, the Group and the Company have made retrospective adjustments in relation to relevant financial data for the compared period. For details, please refer to the note 4(31) under the financial statements prepared in accordance with CAS and note 2 under the financial statements prepared in accordance with IFRS.

008 3. Non-recurring Profit/Loss Items Unit: RMB million Non-recurring profit/loss items For the six months ended June 30, 2023 Losses on disposal of non-current assets (701) Government grants recognised in the income statement 395 Reversal of provisions for bad debts against receivables 541 Net gains arising from disposal of associates and joint ventures 13 Gains on disposal of subsidiaries 91 Losses/(Gains) on holding and disposal of other investments (792) Other non-operating income and expenses (2,206) Sub-total (2,659) Tax impact of non-recurring profit/loss items 573 Impact of non-controlling interests (31) Total (2,117) 4. Differences between CAS and IFRS The consolidated net profit of the Group under IFRS and CAS were RMB94,579 million and RMB94,583 million, respectively, with a difference of RMB4 million. The consolidated shareholders' equity under IFRS and CAS were RMB1,588,046 million and RMB1,588,300 million, respectively, with a difference of RMB254 million. These differences under the different accounting standards were primarily due to the valuation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring of the Company in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

PetroChina ▸▸▸▸▸ CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS 009

# CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS ▸

## 1. Changes in Shareholdings

During the reporting period, there was no change in the total number or structure of shares of the Company arising from bonus issues or rights issue or otherwise.

## 2. Shareholdings of Substantial Shareholders

The total number of shareholders of the Company as at June 30, 2023 was 502,195, including 496,584 holders of A shares and 5,611 registered holders of H shares.

(1) Shareholdings of the top ten shareholders

Unit: Shares

| Name of shareholders | Nature of shareholders | Number of shares held | Percentage of shareholding (%) | Increase/ decrease during the reporting period (+,-) | Number of shares with selling restrictions | Number of shares pledged, marked or subject to lock-ups |
|---|---|---|---|---|---|---|
| CNPC | State-owned legal person | 150,923,565,570 [1] | 82.46 | +3,819,948,462 | 0 | 0 |
| HKSCC Nominees Limited[2] | Overseas legal person | 20,900,912,815 [3] | 11.42 | +122,156 | 0 | 0 |
| China Petrochemical Corporation | State-owned legal person | 1,830,210,000 | 1.00 | 0 | 0 | 0 |
| Hong Kong Securities Clearing Company Limited[4] | Overseas legal person | 1,150,877,326 | 0.63 | +234,714,391 | 0 | 0 |
| China Securities Finance Corporation Limited | State-owned legal person | 1,020,165,128 | 0.56 | 0 | 0 | 0 |
| China Metallurgical Group Corporation | State-owned legal person | 560,000,000 | 0.31 | 0 | 0 | 0 |
| Central Huijin Asset Management Ltd. | State-owned legal person | 201,695,000 | 0.11 | 0 | 0 | 0 |
| Bosera Fund – Ansteel Group Corporation – Bosera Fund Xin'an No.1 Single Asset Management Plan | State-owned legal person | 171,360,700 | 0.09 | -5,898,200 | 0 | 0 |
| China Reform Investment Co., Ltd. | State-owned legal person | 134,374,482 | 0.07 | +134,374,482 | 0 | 0 |
| Bank of Communication Co., Ltd. – E Fund SSE 50 Index Enhanced Securities Investment Fund | State-owned legal person | 108,211,401 | 0.06 | +76,211,500 | 0 | 0 |

010 CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS 2023 INTERIM REPORT

(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2) HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3) 291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4) Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

### (2) Shareholdings of the top ten shareholders of shares without selling restrictions

Unit: Shares

| Ranking | Name of shareholders | Number of shares held | Type of shares |
|---|---|---|---|
| 1 | CNPC | 150,923,565,570[1] | A shares |
| 2 | HKSCC Nominees Limited | 20,900,912,815 | H shares |
| 3 | China Petrochemical Corporation | 1,830,210,000 | A shares |
| 4 | Hong Kong Securities Clearing Company Limited | 1,150,877,326 | A shares |
| 5 | China Securities Finance Corporation Limited | 1,020,165,128 | A shares |
| 6 | China Metallurgical Group Corporation | 560,000,000 | A Shares |
| 7 | Central Huijin Asset Management Ltd. | 201,695,000 | A Shares |
| 8 | Bosera Fund – Ansteel Group Corporation – Bosera Fund Xin'an No.1 Single Asset Management Plan | 171,360,700 | A Shares |
| 9 | China Reform Investment Co., Ltd. | 134,374,482 | A Shares |
| 10 | Bank of Communication Co., Ltd. – E Fund SSE 50 Index Enhanced Securities Investment Fund | 108,211,401 | A Shares |

(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

PetroChina ▶▶▶▶▶ CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS 011

Description on the special repurchase accounts under the above-mentioned shareholders: there is no special repurchase account among the above-mentioned shareholders.

Description on the voting rights entrusted by or to, or waived by the above-mentioned shareholders: the Company is not aware of any voting rights entrusted by or to, or waived by the above-mentioned shareholders.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: except for the fact that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any other connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

(3) Disclosure of substantial shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2023, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are disclosable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

| Name of shareholders | Nature of shareholding | Number of shares | Capacity | Percentage of such shares in the same class of the issued share capital (%) | Percentage of total share capital (%) |
|---|---|---|---|---|---|
| CNPC | A Shares | 150,923,565,570 (L) | Beneficial Owner | 93.21 | 82.46 |
| | H Shares | 291,518,000 (L) [1] | Interest of Corporation Controlled by the Substantial Shareholder | 1.38 | 0.16 |
| BlackRock, Inc.[2] | H Shares | 1,472,617,558 (L) | Interest of Corporation Controlled by the Substantial Shareholder | 6.98 | 0.80 |

*(L) Long position*

(1) 291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2) BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,472,617,558 H shares (long position) were held in the capacity as interest of corporation controlled by the substantial shareholder including 12,690,000 underlying shares through its holding of certain unlisted derivatives (cash settled).

As at June 30, 2023, so far as the Directors are aware, save for disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

## 3. Information on Changes of Controlling Shareholder and its Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller of the Company during the reporting period.

012 DIRECTORS' REPORT The Board hereby presents its directors' report for review. 1. Discussion and Analysis of Operations In the first half of 2023, while the world economy faced slow recovery, China's economy as a whole resumed growth, with its gross domestic product ("GDP") increasing by 5.5%. Supply and demand in the global oil market were loosening, and international crude oil prices were fluctuating downwards sharply from those in the same period of last year. The Group strived to seize the market opportunities by making overall arrangements for the promotion of works including business development, reform and innovation, quality improvement and profitability enhancement, safety and environmental protection. The Group also strengthened its efforts in oil and gas exploration and development, increased its reserves and output, continued to deepen the transformation and upgrading of the refining and chemical business, enhanced its marketing and sales activities continuously, steadily promoted green and low-carbon transformation, actively promoted the layout of new energy, new materials and new business. With the advantages of the integration of upstream and downstream and coordination of industrial chain, the Group achieved the steady and efficient operation of both oil and gas industry chains, the main production indicators improved comprehensively. Though the international oil prices dropped significantly, the Group realized a stable and increased profit and all business segments of the Group are profitable. The Group also achieved significant improvement of free cash flow as compared with that in the same period of last year and maintained a healthy financial condition. (1) Market Review Crude Oil Market In the first half of 2023, affected by factors including supply and demand fundamentals and the U.S. Dollar interest hike, international crude oil prices fluctuated downwards. The average spot price of Brent crude oil was US$79.66 per barrel, representing a decrease of 26.2% as compared with US$107.94 per barrel in the same period of last year; the average spot price of U.S. West Texas Intermediate crude oil was US$74.76 per barrel, representing a decrease of 26.6% as compared with US$101.85 per barrel in the same period of last year. Refined Products Market In the first half of 2023, domestic market demand recovered steadily, and refined products consumption showed recovering growth, returning essentially to 2019 levels. Domestic supply of refined products has accelerated recovery. According to the data of the National Bureau of Statistics, the processed volume of domestic crude oil in the first half of the year was 363.58 million tons, representing an increase of 9.9% as compared with that in the same period of last year. The trend of domestic refined products prices was basically consistent with that of the international market crude oil prices. The PRC government made adjustments for 11 times to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products decreased, in aggregate, by RMB55 per ton and RMB50 per ton, respectively.

Chemical Products Market In the first half of 2023, the global market for chemical products continued to be sluggish, with the domestic market experiencing a fall in the market prices of most chemical products, where the prices of alkene and downstream synthetic resin decreased, the price of synthetic rubber slightly increased. The demand for new chemical materials was strong with a growth rate much higher than that of bulk chemical products. Natural Gas Market In the first half of 2023, the supply and demand in the international natural gas market were loose, and the average transaction price of natural gas in the major markets dropped sharply as compared with that in the same period of last year. Benefitting from the domestic macroeconomic recovery, domestic natural gas consumption showed a fast growth trend under a low base. (2) Business Review Oil, Gas and New Energy Business Domestic Oil and Gas In the first half of 2023, the Group enhanced its efforts in domestic oil and gas exploration and development and increased its reserves and output, actively promoted efficient exploration and high-profitability development. The Group achieved multiple major discoveries and breakthroughs in Tarim, Sichuan, Ordos and other basins. Under the market-oriented and profit-centred approach, the Group optimized its production operation, vigorously ensured stable output of old oil and gas fields,

014 accelerated profitable construction and production in new areas, domestic oil and gas production remained steadily with some increment. The Group also accelerated digitalization, and actively promoted the construction of intelligent oil and gas fields. The domestic crude oil output of the Group amounted to 392.3 million barrels, representing an increase of 1.2% as compared with the 387.7 million barrels in the same period of last year. The marketable natural gas output amounted to 2,417.3 billion cubic feet, representing an increase of 7.3% as compared with 2,253.8 billion cubic feet in the same period of last year. The oil and natural gas equivalent output amounted to 795.1 million barrels, representing an increase of 4.2% as compared with the output of 763.4 million barrels in the same period of last year. Overseas Oil and Gas In the first half of 2023, the Group steadily promoted its overseas oil and gas cooperations, made new progress in new project development and asset optimization, and steadily promoted key projects in Central Asia and the Middle East. The group enhanced the sizeable and profitable exploration and achieved new discoveries in Chad's Doseo Basin. The Group's overseas crude oil output amounted to 82.0 million barrels, representing an increase of 27.8% as compared with 64.2 million barrels in the same period of last year. The marketable natural gas output was 99.8 billion cubic feet, representing a decrease of 4.4% as compared with 104.4 billion cubic feet in the same period of last year. The oil and natural gas equivalent output was 98.7 million barrels, representing an increase of 20.9% as compared with the 81.6 million barrels in the same period of last year and accounting for 11.0% of the total oil and natural gas equivalent output of the Group. In the first half of 2023, the Group recorded the crude oil output of 474.3 million barrels, representing an increase of 5.0% as compared with the output of 451.9 million barrels in the same period of last year. The marketable natural gas output was 2,517.1 billion cubic feet, representing an increase of 6.7% as compared with the output of 2,358.2 billion cubic feet in the same period of last year. The oil and natural gas equivalent output was 893.8 million barrels, representing an increase of 5.8% as compared with the output of 845.0 million barrels in same period of last year. New Energy In the first half of 2023, the Group adhered to the integration of oil, gas and new energy business development, continuously optimized the development plan of new energy business, actively explored the clean electricity and geothermal markets and fully promoted the implementation of 10 million kilowatt-level new energy projects in Xinjiang, Qinghai and other regions. The Group newly obtained 12.58 million kilowatts of clean electricity grid connection indicators and newly signed contracts (agreements) in relation to geothermal heating with an area of 26.33 million square meters. The Group accelerated the construction of key projects, achieved full capacity grid connection of 150 thousand-kilowatt self-absorption green power project on Jilin Oilfield, and commenced the construction of the million-kilowatt photovoltaic power generator in the Tarim oilfield and the 500 thousand-kilowatt wind power project in the Jilin oilfield. In the first half of 2023, energy output from photovoltaic and wind power generators amounted to 850 million kilowatts. The integration of the whole industry chain promoted carbon capture, and utilization and storage ("CCUS") businesses, injecting 749,000 tons of carbon dioxide in the first half of 2023.

PetroChina ▶▶▶▶▶ DIRECTORS' REPORT 015

Key Figures for the Oil, Gas and New Energy Segment

| | Unit | For the first half of 2023 | For the first half of 2022 | Changes (%) |
|---|---|---|---|---|
| Crude oil output | Million barrels | 474.3 | 451.9 | 5.0 |
| Of which: Domestic | Million barrels | 392.3 | 387.7 | 1.2 |
| Overseas | Million barrels | 82.0 | 64.2 | 27.8 |
| Marketable natural gas output | Billion cubic feet | 2,517.1 | 2,358.2 | 6.7 |
| Of which: Domestic | Billion cubic feet | 2,417.3 | 2,253.8 | 7.3 |
| Overseas | Billion cubic feet | 99.8 | 104.4 | (4.4) |
| Oil and natural gas equivalent output | Million barrels | 893.8 | 845.0 | 5.8 |
| Of which: Domestic | Million barrels | 795.1 | 763.4 | 4.2 |
| Overseas | Million barrels | 98.7 | 81.6 | 20.9 |

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

• Refining, Chemicals and New Materials

In the first half of 2023, the Group conducted advanced research and accurately grasped the market trend, optimized the allocation of crude oil resources and rationally adjusted the refining load, refined products collection rate and product structure. The Group processed 673.0 million barrels of crude oil, representing an increase of 12.6% from 597.5 million barrels in the same period of last year. The Group produced 58.856 million tons of refined products, representing an increase of 14.3% from 51.510 million tons in the same period of last year. The production of aviation kerosene and refined featured products increased significantly. The Group optimized chemical plant loads through an overall arrangement and actively promoted the development of new materials business. Numbers of new products were successfully put into production. The Company also dynamically optimized the marketing strategy of chemical products and continued to increase in sales volumes and profitability. The commodity volume of chemical products was 17.286 million tons, representing an increase of 8.4% from 15.945 million tons in the same period of last year. The output of synthetic resin was 6.226 million tons, representing an increase of 5.7% from 5.889 million tons in the same period of last year. The output of new materials was 624,000 tons, representing an increase of 56.0% as compared with that in the same period of last year.

With efforts to accelerate the construction of key projects, Guangdong Chemical's integration project of refining and chemicals has been put into full commercial operation, while the construction of ethylene projects in Jilin and Guangxi progress steadily.

016 Key Figures for the Refining, Chemicals and New Materials Segment Unit For the first half of 2023 For the first half of 2022 Changes (%) Processed crude oil Million barrels 673.0 597.5 12.6 Gasoline, kerosene and diesel output '000 tons 58,856 51,510 14.3 Of which: Gasoline '000 tons 23,938 22,012 8.7 Kerosene '000 tons 6,288 3,764 67.1 Diesel '000 tons 28,630 25,734 11.3 Refining yield % 93.55 93.44 0.11 percentage point Ethylene '000 tons 3,988 3,763 6.0 Synthetic resin '000 tons 6,226 5,889 5.7 Synthetic fibre raw materials and polymers '000 tons 546 575 (5.0) Synthetic rubber '000 tons 493 550 (10.4) Urea '000 tons 1,023 1,385 (26.1) Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels

017 Marketing Domestic Operations In the first half of 2023, by seizing the favourable opportunity of economic recovery and continuous regulation of the domestic refined products market, the Group adopted various measures to expand quantity and improve profitability. Adhering to the integration of wholesale and retail, mutual improvement of both oil and non-oil products, the Group integrated its online and offline businesses, implemented differentiated marketing strategies in different sectors, products and regions, focused on the expansion of sales in key regions and stations. With the significant increase of domestic refined product sales, the Group secured the smooth production in the upstream of the industry chain and achieved a sustained increase in market share. The Group continued to make innovations in non-oil business operation modes and income and profit of non-oil business both achieved growth. The Group strived to make efforts in promoting the construction of terminal sales network, actively developed gas stations, photovoltaic stations, charging and swapping stations, hydrogen stations, comprehensive energy service stations and continuously enhanced its service capabilities. International Trading Operations In the first half of 2023, the Group made overall arrangement in domestic and international markets, actively explored high-end and high-profitable overseas markets, strengthened oil sales in overseas upstream businesses. The Group also reasonably arranged the export of domestic refined products and other products under profitability conditions, ensured smooth operation of the industry chain and strived to enhance the overall profit-creating capability of the entire industry chain. The Group sold a total of 80.668 million tons of gasoline, kerosene and diesel in the first half of 2023, representing an increase of 12.9% as compared with sales of 71.433 million tons at the same period of last year, among which the domestic sales of gasoline, kerosene and diesel were 59.345 million tons, representing an increase of 17.9% as compared with sales of 50.344 million tons at the same period of last year.

018 DIRECTORS' REPORT ▶▶▶▶▶ 2023 INTERIM REPORT

Key Figures for the Marketing Segment

| Production and Operations Data | Unit | For the first half of 2023 | For the first half of 2022 | Changes (%) |
|---|---|---|---|---|
| Total sales volume of gasoline, kerosene and diesel | '000 tons | 80,668 | 71,433 | 12.9 |
| of which: Gasoline | '000 tons | 33,396 | 29,820 | 12.0 |
| Kerosene | '000 tons | 8,797 | 6,050 | 45.4 |
| Diesel | '000 tons | 38,475 | 35,563 | 8.2 |
| Domestic sales volume of gasoline, kerosene and diesel | '000 tons | 59,345 | 50,344 | 17.9 |
| of which: Gasoline | '000 tons | 25,546 | 23,041 | 10.9 |
| Kerosene | '000 tons | 4,804 | 2,824 | 70.1 |
| Diesel | '000 tons | 28,995 | 24,479 | 18.4 |

| Number of gas stations and convenience stores | Unit | June 30, 2023 | December 31, 2022 | Changes (%) |
|---|---|---|---|---|
| Number of gas stations | Units | 22,670 | 22,586 | 0.4 |
| of which: self-operated gas stations | Units | 20,619 | 20,564 | 0.3 |
| Number of convenience stores | Units | 19,376 | 20,600 | (5.9) |

- Natural Gas Sales

In the first half of 2023, the Group took various measures to optimize the structure of natural gas resource pools and strengthen industry chains synergy to meet the market demand. The Group made advanced research of the market, continuously optimized the natural gas market distribution and sales flow, improved marketing strategies, actively promoted online transactions to increase the market shares in high-end and profitable markets and continuously improve the quality and profit of marketing.

In the first half of 2023, the Group achieved sales of 130.352 billion cubic meters of natural gas, roughly equal to the 130.291 billion cubic meters in the same period of last year, of which 108.646 billion cubic meters were sold domestically, representing an increase of 4.8% from 103.719 billion cubic meters in the same period of last year.

## 2. Review of Operating Results

**(1) The financial data set out below is extracted from the Group's interim condensed consolidated financial statements prepared under IFRS**

- Consolidated Operating Results

In the first half of 2023, the Group achieved a revenue of RMB1,479,871 million, representing a decrease of 8.3% as compared with the revenue of RMB1,614,621 million in the same period of last year. Profit for the period attributable to owners of the Company was RMB85,272 million, representing an increase of 4.5% as compared with RMB81,627 million in same period of last year. There was a basic earnings per share of RMB0.47.

*Revenue* The revenue of the Group was RMB1,479,871 million for the first half of 2023, representing a decrease of 8.3% as compared with the revenue of RMB1,614,621

PetroChina ▶▶▶▶▶ DIRECTORS' REPORT 019

million in the same period of last year. This was primarily due to the combined effect of the decline in the sales prices of most of the Group's oil and gas products and increase in the sales volumes. The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2023 and 2022 and their respective percentages of change:

| | Sales Volume ('000 tons) | | | Average Realised Price (RMB/ton) | | |
|---|---|---|---|---|---|---|
| | For the first half of 2023 | For the first half of 2022 | Percentage of change (%) | For the first half of 2023 | For the first half of 2022 | Percentage of change (%) |
| Crude oil [a] | 74,057 | 68,574 | 8.0 | 3,893 | 4,807 | (19.0) |
| Natural gas (100 million cubic metres, RMB/'000 cubic metres)[b] | 1,303.52 | 1,302.91 | Even | 2,105 | 2,521 | (16.5) |
| Gasoline | 33,396 | 29,820 | 12.0 | 7,989 | 8,701 | (8.2) |
| Kerosene | 8,797 | 6,050 | 45.4 | 5,728 | 6,095 | (6.0) |
| Diesel | 38,475 | 35,563 | 8.2 | 6,894 | 7,658 | (10.0) |
| Polyethylene | 3,071 | 3,227 | (4.8) | 7,368 | 8,151 | (9.6) |
| Polypropylene | 1,886 | 2,018 | (6.5) | 6,862 | 7,753 | (11.5) |
| Lubricant | 763 | 628 | 21.5 | 9,439 | 8,921 | 5.8 |

(a) The crude oil listed above represents all the external sales volume of crude oil of the Group.

(b) The natural gas listed above represents all the external sales volume of natural gas of the Group.

*Operating Expenses* Operating expenses amounted to RMB1,359,254 million for the first half of 2023, representing a decrease of 9.1% as compared with expenses of RMB1,495,606 million in the same period of last year, of which:

*Purchases, Services and Other* Purchases, services and other amounted to RMB1,004,823 million for the first half of 2023, representing a decrease of 9.6% as compared with RMB1,111,531 million in the same period of last year. This was primarily due to the decrease in the Group's purchase costs of crude oil and raw material oil.

*Employee Compensation Costs* Employee compensation costs (including salaries, various types of insurance, housing provident fund, training costs and other relevant additional costs of employees and market-oriented temporary and seasonal contractors) for the first half of 2023 amounted to RMB77,798 million, representing an increase of 3.8% as compared with costs of RMB74,927 million in the same period of last year. This was primarily due to the employee compensation changes in tandem with profits.

*Exploration Expenses* Exploration expenses amounted to RMB9,098 million for the first half of 2023, representing a decrease of RMB3,741 million as compared with RMB12,839 million in the same period of last year. This was primarily due to the Group's insistence on profitable exploration and optimization of oil and gas exploration deployment.

020 Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation amounted to RMB113,017 million for the first half of 2023, representing an increase of 9.9% as compared with RMB102,863 million in the same period of last year. This was primarily due to the increase of the production in oil and gas products, fixed assets and oil and gas properties. Selling, General and Administrative Expenses Selling, general and administrative expenses amounted to RMB28,647 million for the first half of 2023, roughly equivalent to RMB28,409 million in the same period of last year. The Group will continue to intensively promote quality improvement and profitability enhancement and vigorously control non-productive expenses. Taxes other than Income Taxes Taxes other than income taxes amounted to RMB130,220 million for the first half of 2023, representing a decrease of 7.8% as compared with taxes of RMB141,231 million in the same period of last year, of which the consumption tax was RMB88,256 million, representing an increase of 10% as compared with consumption taxes of RMB80,222 million in the same period of last year; the resource taxes was RMB14,509 million, representing a decrease of 10.5% as compared with resource taxes of RMB16,210 million in the same period of last year; the crude oil special gain levy was RMB6,758 million, representing a decrease of 71.1% as compared with the levy of RMB23,346 million in the same period of last year. Other Income/(Expenses), Net Other income, net for the first half of 2023 amounted to RMB4,349 million as compared with RMB23,806 million of other expense, net recorded in the same period of last year. This was mainly due to the changes in fair value of derivatives business and the impact of the disposal of some low- or non-profitable assets in the previous year. Profit from Operations Profit from operations amounted to RMB120,617 million in the first half of 2023, representing an increase of 1.3% as compared with profits of RMB119,015 million in the same period of last year. Net Exchange Gain/(Loss) Net exchange gain for the first half of 2023 amounted to RMB58 million, representing an increase of RMB573 million as compared with the net exchange loss of RMB515 million recorded in the same period of last year. This was mainly due to the change of average exchange rate of US dollar against Renminbi. Net Interest Expense Net interest expense amounted to RMB8,587 million for the first half of 2023, representing an increase of 3.8% as compared with RMB8,269 million in the same period of last year. This was mainly due to the combined effects of rising financing costs for overseas businesses and the decline in the scale of interest-bearing debts. Profit before Income Tax Expense Profit before income tax expense amounted to RMB121,755 million in the first half of 2023, representing an increase of 2.9% as compared with RMB118,335 million in the same period of last year. Income Tax Expense Income tax expense amounted to RMB27,176 million for the first half of 2023, largely the same as compared with RMB27,382 million in the same period of last year. Profit for the period Profit for the first half of 2023 amounted to RMB94,579 million, representing an increase of 4.0% as compared with RMB90,953 million in the same period of last year.

021 Profit for the period attributable to Non-controlling interests Profit for the period attributable to non-controlling interests amounted to RMB9,307 million for the first half of 2023, largely the same as compared with RMB9,326 million in the same period of last year. Profit for the period attributable to Owners of the Company Profit for the period attributable to owners of the Company amounted to RMB85,272 million for the first half of 2023, representing an increase of 4.5% as compared with profits of RMB81,627 million in the same period of last year. Segment Results Oil, Gas and New Energy Revenue The revenue of the Oil, Gas and New Energy segment for the first half of 2023 was RMB424,782 million, representing a decrease of 5.0% from RMB447,350 million as compared with the same period of last year. This was primarily due to combined effects of the decline in the prices of crude oil and natural gas and other oil and gas products and the increase in the sales volume. The average realised crude oil price was US$74.15 per barrel, representing a decrease of 21.7% from US$94.65 per barrel as compared with the same period of last year. Operating Expenses Operating expenses of the Oil, Gas and New Energy segment were RMB339,267 million for the first half of 2023, representing a decrease of 7.0% from RMB364,895 million as compared with the same period of last year. This was primarily due to the decrease in purchase costs and tax expenses. The unit oil and gas lifting cost amounted to US$10.82 per barrel, representing a decrease of 6.8% from US$11.61 per barrel as compared with the same period of last year. Profit from Operations In the first half of 2023, the Group's Oil, Gas and New Energy segment closely monitored the changes in international oil prices, prudently engaged in efficient exploration and profitable construction and production. By strengthening its own analysis, study and judgment, the Group enhanced the source control of investment and production operation costs and strived to increase production and profitability. The Oil, Gas and New Energy segment recorded a profit from operations of RMB85,515 million, representing an increase of 3.7% from RMB82,455 million as compared with the same period of last year. Refining, Chemicals and New Materials Revenue The revenue of the Refining, Chemicals and New Materials segment for the first half of 2023 was RMB575,005 million, representing a decrease of 1.5% from RMB583,852 million as compared with the same period of last year. This was primarily due to the decrease in prices of refined products and most of the chemical products, of which, the revenue of the refining business was RMB450,559 million, basically the same as RMB450,987 million in the same period of last year; the revenue of the chemicals business was RMB124,446 million, representing a decrease of 6.3% from RMB132,865 million as compared with the same period of last year. Operating Expenses Operating expenses of the Refining, Chemicals and New Materials segment were RMB556,655 million for the first half of 2023, representing a decrease of 0.6% from RMB559,791 million as compared with the same period of last year. This was primarily due to the decrease in the procurement costs of crude oil and raw material oil. The unit cash processing cost of refining was RMB220.71 per ton, representing an increase of 5.3% from RMB209.53 per ton as compared with the same

022 period of last year. This was primarily due to the combined effects of the increase in cost of fuel and power and the increase in processing volume of crude oil. Profit from Operations In the first half of 2023, facing the downward fluctuation of international oil price, the Refining, Chemicals and New Materials segment of the Group adhered to the principle of maximising the overall profitability of the industry chain, strengthened the coordination between production activities and sales activities, optimized product structure, increased the production of high profitability and high added-value refining and chemical products. The Group also improved the management level of processing technology, continuously promoted the cost benchmarking analysis to enhance the competitiveness of our products' costs. The Refining, Chemicals and New Materials segment recorded a profit from operations of RMB18,350 million, representing a decrease of 23.7% from RMB24,061 million as compared with the same period of last year, of which, the refining business recorded a profit from operations of RMB18,511 million, representing a decrease of 22.8% from RMB23,973

023 million as compared with the same period of last year, which was primarily due to the narrowing in the profit margins of the refining business; the chemical business recorded a loss of RMB161 million, representing a decrease of RMB249 million compared with the operating profit of RMB88 million in the same period of last year, which was primarily due to the sluggish chemical market, resulting in narrowing of the profit margins of most chemical products. Marketing Revenue The revenue of the Marketing segment for the first half of 2023 was RMB1,225,310 million, representing a decrease of 9.8% from RMB1,358,004 million as compared with the same period of last year. This was primarily due to the decrease in the price of refined products and the revenue from international trade. Operating Expenses Operating expenses of the Marketing segment were RMB1,214,365 million for the first half of 2023, representing a decrease of 10.0% from RMB1,349,482 million as compared with the same period of last year. This was primarily due to a decrease in the expenditures relating to the purchase of refined products from external suppliers and the expenditures relating to international trade procurement. Profit from Operations In the first half of 2023, the Marketing segment reinforced its capability of conducting market research and making judgments, seized market opportunities, actively promoted lean marketing, enhanced development of important customers, continuously improved service quality and customer experience, strived to increase refined products' market share and the retail price realisation rate. The Group actively promoted the professionalization of non-oil marketing business, strived to promote on-line marketing and improve the quality of supply chain to increase the profitability of non-oil business. The Group also actively explored high-end overseas markets, enhanced the access to high-quality resources, continuously improved the marketing and cross-markets operation capabilities in trading business to increase the overall value of the industry chain. The Marketing segment recorded a profit from operations of RMB10,945 million, representing an increase of 28.4% from RMB8,522 million as compared with the same period of last year. Natural Gas Sales Revenue The revenue of the Natural Gas Sales segment was RMB276,341 million for the first half of 2023, representing an increase of 9.3% from RMB252,942 million as compared with the same period of last year. This was primarily due to the increase in sales volume of natural gas. Operating Expenses Operating expenses of the Natural Gas Sales segment were RMB262,221 million for the first half of 2023, representing an increase of 9.6% from RMB239,293 million in the same period of last year. This was primarily due to the increase in procurement volume of natural gas and unit price of imported natural gas. Profit from Operations In the first half of 2023, the Natural Gas Sales segment made overall arrangement regarding the procurement of natural gas, optimized natural gas source structure, strived to control the procurement costs. The Group continuously promoted low-cost development, implemented the concept of reducing costs and improving profitability, controlled operation costs through optimizing overall integration of our resource allocation. The Group adhered to the professionalization of marketing activities, actively explored high-end and high-profitability markets, fully utilized the function of value discovery through online trading, strived to increase sales volume and profit. The Group also continuously improved the natural gas end-customer business and end-customer marketing network to increase the profitability of end-customer business. The Natural Gas Sales segment recorded a profit of RMB14,120 million, representing an increase of 3.5% from RMB13,649 million in the same period of last year.

024 In the first half of 2023, the Group's overseas operations(a) realized a revenue of RMB525,247 million, accounting for 35.5% of the total revenue of the Group; profit before income tax expense was RMB21,019 million, accounting for 17.3% of the profit before income tax expense of the Group. (a) Overseas operations do not constitute a separate operating segment of the Group, and the financial data of overseas operations is included in the financial data of each relevant operating segment mentioned above.

025 Assets, Liabilities and Equity The following table sets out the key items in the consolidated balance sheet of the Group: June 30, 2023 December 31, 2022 Percentage of Change RMB million RMB million % Total assets 2,719,277 2,670,079 1.8 Current assets 660,423 613,867 7.6 Non-current assets 2,058,854 2,056,212 0.1 Total liabilities 1,131,231 1,135,913 (0.4) Current liabilities 696,550 624,263 11.6 Non-current liabilities 434,681 511,650 (15.0) Equity attributable to owners of the Company 1,412,938 1,365,640 3.5 Share capital 183,021 183,021 - Reserves 334,575 332,334 0.7 Retained earnings 895,342 850,285 5.3 Total equity 1,588,046 1,534,166 3.5 Total assets amounted to RMB2,719,277 million, representing an increase of 1.8% from RMB2,670,079 million as at the end of 2022, of which: Current assets amounted to RMB660,423 million, representing an increase of 7.6% compared to RMB613,867 million as at the end of 2022, primarily due to the increase in cash and cash equivalents and accounts receivable. Non-current assets amounted to RMB2,058,854 million, representing an increase of 0.1% compared to RMB2,056,212 million as at the end of 2022, primarily due to an increase in other non-current assets and investments in associates and joint ventures. Total liabilities amounted to RMB1,131,231 million, representing a decrease of 0.4% from RMB1,135,913 million as at the end of 2022, of which: Current liabilities amounted to RMB696,550 million, representing an increase of 11.6% from RMB624,263 million as at the end of 2022, primarily due to the increase in short-term borrowings and accounts payable and accrued liabilities. Non-current liabilities amounted to RMB434,681 million, representing a decrease of 15.0% from RMB511,650 million as at the end of 2022, primarily due to the optimization of debt structure and the decrease in long-term borrowings. Equity attributable to owners of the Company amounted to RMB1,412,938 million, representing an increase of 3.5% from RMB1,365,640 million as at the end of 2022, primarily due to the increase in retained earnings.

026 Cash Flows As at June 30, 2023, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the owners of the Company. The table below sets out the cash flows of the Group for the first half of 2023 and 2022, respectively, and the amount of cash and cash equivalents as at the end of each period: For the six months ended June 30 2023 2022 RMB million RMB million Net cash flows from operating activities 221,706 196,061 Net cash flows used for investing activities (119,409) (89,706) Net cash flows used for financing activities (78,692) (26,141) Translation of foreign currency 4,378 4,152 Cash and cash equivalents at end of the period 219,173 221,155 Net Cash Flows from Operating Activities The net cash flows from operating activities for the first half of 2023 amounted to RMB221,706 million, representing an increase of 13.1% from RMB196,061 million as compared with the same period of last year. This was primarily due to the increase in profits during the reporting period and the improvement of working capital turnover efficiency. As at June 30, 2023, the Group had cash and cash equivalents of RMB219,173 million, of which, approximately 61.9% were denominated in Renminbi, approximately 34.7% were denominated in US Dollars, approximately 3.0% were denominated in Hong Kong Dollars and approximately 0.4% were denominated in other currencies. Net Cash Flows Used for Investing Activities The net cash flows used for investing activities for the first half of 2023 amounted to RMB119,409 million, representing an increase of 33.1% compared to RMB89,706 million in the same period of last year. This was primarily due to an increase in cash disbursements for construction of fixed assets, intangible assets and other long-term assets. Net Cash Flows Used for Financing Activities The net cash flows used for financing activities for the first half of 2023 amounted to RMB78,692 million, representing an increase of RMB52,551 million compared to RMB26,141 million in the same period of last year. This was primarily due to the efforts made by the Group in optimizing its debt structure and repayment of interest-bearing borrowings.

027 The net borrowings of the Group as at June 30, 2023 and December 31, 2022, respectively, were as follows: June 30, 2023 December 31, 2022 RMB million RMB million Short-term borrowings (including current portion of long-term borrowings) 162,257 100,639 Long-term borrowings 140,240 222,478 Total borrowings 302,497 323,117 Less: Cash and cash equivalents 219,173 191,190 Net borrowings 83,324 131,927 The following table sets out the borrowings' remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date: June 30, 2023 December 31, 2022 RMB million RMB million Within 1 year 174,923 107,461 Between 1 and 2 years 125,423 129,885 Between 2 and 5 years 50,108 102,490 After 5 years 17,031 16,500 367,485 356,336 Of the total borrowings of the Group as at June 30, 2023, approximately 33.7% were fixed-rate loans and approximately 66.3% were floating-rate loans; approximately 61.1% were denominated in Renminbi, approximately 36.2% were denominated in US Dollars and approximately 2.7% were denominated in other currencies. As at June 30, 2023, the gearing ratio of the Group (gearing ratio = interest-bearing borrowing / (interest-bearing borrowing + total equity)) was 16.0% (December 31, 2022: 17.4%). Capital Expenditures For the first half of 2023, the Group continued to follow the investment return standard and optimize investment scale and structure based on the idea of rigorous investment, precise investment, profitable investment and value-oriented investment. The capital expenditures of the Group was amounted to RMB85,137 million, representing a decrease of 7.8% from RMB92,312 million as compared with the same period of last year. The capital expenditures throughout 2023 is estimated at RMB243,500 million. The following table sets out the capital expenditures incurred by the Group for the first half of 2023 and for the first half of 2022 and the estimated capital expenditures for each of the business segments of the Group throughout the year of 2023.

028 DIRECTORS' REPORT ▶▶▶▶▶ 2023 INTERIM REPORT

| | For the first half of 2023 | | For the first half of 2022 | | Estimates for 2023 | |
|---|---|---|---|---|---|---|
| | RMB million | (%) | RMB million | (%) | RMB million | (%) |
| Oil, Gas and New Energy | 79,626 | 93.53 | 72,820 | 78.88 | 195,500 | 80.29 |
| Refining, Chemicals and New Materials | 3,471 | 4.07 | 16,827 | 18.23 | 34,000 | 13.96 |
| Marketing | 722 | 0.85 | 832 | 0.90 | 7,000 | 2.88 |
| Natural Gas Sales | 988 | 1.16 | 1,420 | 1.54 | 6,000 | 2.46 |
| Head Office and Other | 330 | 0.39 | 413 | 0.45 | 1,000 | 0.41 |
| Total | 85,137 | 100.00 | 92,312 | 100.00 | 243,500 | 100.00 |

Oil, Gas and New Energy

Capital expenditures for the Oil, Gas and New Energy segment of the Group amounted to RMB79,626 million for the first half of 2023, which were primarily used for the exploration and development with scale benefit and profitability in key domestic basins such as Songliao, Ordos, Junggar, Tarim, Sichuan and Bohai Bay, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil and promoting new energy projects such as clean electricity, CCUS and hydrogen energy demonstration projects; and the Group proactively focused on intensifying its sizeable and profitable exploration activities in key areas overseas, while improving the capacity construction of the key projects including those in Middle East, Central Asia, America and Asia-Pacific and continuing to optimize the asset structure, business structure and regional layout.

The Group anticipates that capital expenditures for the Oil, Gas and New Energy segment throughout 2023 will amount to RMB195,500 million.

Refining, Chemicals and New Materials

Capital expenditures for the Refining, Chemicals and New Materials segment of the Group amounted to RMB3,471 million for the first half of 2023, which were primarily used for the construction of large-scale projects such as Ethylene projects of Jilin Petrochemical Branch and Guangxi Petrochemical Branch, as well as transformation and upgrading projects such as reduction of refining products and increase of chemical products and new materials and new technologies.

The Group anticipates that capital expenditures for the Refining, Chemicals and New Materials segment throughout 2023 will amount to RMB34,000 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB722 million for the first half of 2023, which were used primarily for the construction of domestic integrated stations covering oil, gas, hydrogen, electricity and non-oil products, improvement of terminal

PetroChina ▶▶▶▶▶ DIRECTORS' REPORT 029

network, the equipment construction of overseas oil and gas storage and transportation and sales.

The Group anticipates that capital expenditures for the Marketing segment throughout 2023 will amount to RMB7,000 million.

Natural Gas Sales

Capital expenditures for the Natural Gas Sales segment of the Group amounted to RMB988 million for the first half of 2023, which were primarily used for the construction of Fujian liquefied natural gas ("LNG") receiving stations, natural gas branch lines and market development projects for urban gas end-market.

The Group anticipates that capital expenditures for the Natural Gas Sales segment throughout 2023 will amount to RMB6,000 million.

Head Office and Other

Capital expenditures for the Head Office and Other segment for the first half of 2023 amounted to RMB330 million, which were primarily used for improvements of scientific research facilities and construction of the IT system.

The Group anticipates that capital expenditures of the Head Office and Other segment throughout 2023 will amount to RMB1,000 million.

(2) The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS

- Principal operations by segment under CAS

| | Income from principal operations for the first half of 2023 | Cost of principal operations for the first half of 2023 | Gross margin[a] | Changes in income from principal operations over the same period of the preceding year | Changes in cost of principal operations over the same period of the preceding year | Increase/ (decrease) in gross margin |
|---|---|---|---|---|---|---|
| | RMB million | RMB million | % | % | % | Percentage points |
| Oil, Gas and New Energy | 416,844 | 284,076 | 25.5 | (5.1) | (4.4) | 3.5 |
| Refining, Chemicals and New Materials | 571,634 | 435,604 | 6.5 | (1.6) | (4.1) | 0.3 |
| Marketing | 1,207,130 | 1,170,130 | 3.0 | (10.1) | (9.2) | (0.9) |
| Natural Gas Sales | 273,819 | 262,892 | 3.9 | 9.4 | 10.4 | (1.0) |
| Head Office and Other | 168 | 119 | - | (18.4) | (20.7) | - |
| Inter segment elimination | (1,022,823) | (1,022,823) | - | - | - | - |
| Total | 1,446,772 | 1,129,998 | 13.2 | (8.7) | (8.2) | (0.5) |

(a) Gross margin = Profit from principal operations / Income from principal operations

030 DIRECTORS' REPORT 2023 INTERIM REPORT

- Principal operations by region under CAS

| Revenue from external customers | For the first half of 2023 RMB million | For the first half of 2022 RMB million | Changes over the same period of the preceding year % |
|---|---|---|---|
| Chinese mainland | 954,624 | 928,165 | 2.9 |
| Others | 525,247 | 686,456 | (23.5) |
| Total | 1,479,871 | 1,614,621 | (8.3) |

- Principal subsidiaries and associates of the Group

| Company name | Registered capital RMB million | Shareholding % | Amount of total assets RMB million | Amount of total liabilities RMB million | Amount of net assets/ (liabilities) RMB million | Net profit/ (loss) RMB million |
|---|---|---|---|---|---|---|
| Daqing Oilfield Company Limited | 47,500 | 100 | 373,596 | 139,138 | 234,458 | 6,100 |
| CNPC Exploration and Development Company Limited | 16,100 | 50 | 221,995 | 38,503 | 183,492 | 7,905 |
| PetroChina Hong Kong Limited | HK$7,592 million | 100 | 158,048 | 54,196 | 103,852 | 4,753 |
| PetroChina International Investment Company Limited | 31,314 | 100 | 108,488 | 184,326 | (75,838) | (3,120) |
| PetroChina International Co., Ltd. | 18,096 | 100 | 305,826 | 203,040 | 102,786 | 7,373 |
| PetroChina Sichuan Petrochemical Co., Ltd. | 10,000 | 90 | 27,991 | 2,960 | 25,031 | 480 |
| China Oil & Gas Pipeline Network Corporation | 500,000 | 29.9 | 947,700 | 359,011 | 588,689 | 20,393 |
| CNPC Finance Co., Ltd. ("CNPC Finance") | 16,395 | 32 | 521,935 | 436,670 | 85,265 | 3,027 |
| CNPC Captive Insurance Co., Ltd. | 6,000 | 49 | 11,980 | 4,603 | 7,377 | 238 |
| China Marine Bunker (PetroChina) Co., Ltd. | 1,000 | 50 | 13,139 | 10,702 | 2,437 | 65 |
| Mangistau Investment B.V. | US$131 million | 50 | 12,553 | 3,585 | 8,968 | 320 |
| Trans-Asia Gas Pipeline Co., Ltd. | 5,000 | 50 | 52,103 | 2,203 | 49,900 | 2,520 |

Note: For the nature of business and net profit of principal subsidiaries and associates, please refer to note 6 and note 16 to the financial statements prepared in accordance with CAS.

031 3. Business Prospects for the Second Half of 2023 In the second half of 2023, the world economy is still facing downside risks, while China's economy will continue to maintain the momentum of rebound, the development foundation is still unstable. The international crude oil market in general maintained an overall balance, but there are still downside risks in oil prices; the demand for natural gas market has improved. The consumption in the domestic refined products market has gradually recovered, and the demand for natural gas market has maintained rapid growth. Facing new changes and new challenges, the Group will continue to implement the new development philosophy, actively integrate into the new development pattern, implement high-quality development requirements, vigorously implement the five development strategies of innovation, resources, market, internationalization and low-carbon transformation, focus on developing its main business, strengthen enterprise management, reform and innovation, improve quality and efficiency, green transformation, digital transformation and risk prevention, and strive to create value for shareholders. In respect of oil, gas and new energy business, the Group will vigorously strengthen risk exploration of domestic oil and gas fields and strive to obtain new strategic discoveries and breakthroughs. The Group will strengthen the concentrated exploration in the fields of reserve enhancement and actively implement the sizeable and highly profitable reserves in key regions and key areas such as Tarim Fuman, the northern slope of Sichuan ancient uplift, the southern edge of Junggar and Ordos. The Group will strengthen profitability and increase reserves, conduct high-quality economically recoverable reserves assessment and continuously improve the balance of storage and production; the Group will focus on maintaining the stable production of old oil and gas fields and the profitable construction and production in new areas, accelerating the promotion of demonstration projects for stable production of oil and gas in Daqing, Changqing and other areas, solidly carrying out technical research on improving oil recovery and improving the construction profitability of key production capacity in Xinjiang Mahu and southern part of Sichuan. The Group will further deepen cooperation in overseas oil and gas markets, actively acquire large-scale and high-quality projects and continuously optimize asset structure, business structure and regional layout. The Group will further improve the special plans for new energy businesses and systematically promote the optimization of new energy business layout; the Group will promote the implementation of new energy projects in Xinjiang, Qinghai, Inner Mongolia and other regions, strengthen the acquisition of clean electricity indicators and the development of geothermal heating markets and strive to increase the supply of clean energy; and the Group will accelerate the implementation of the CCUS full industry chain demonstration project in the Songliao Basin. In respect of refining, chemicals and new materials business, the Group will pay close attention to market changes, timely optimize production plans, make overall arrangements for processing loads of refining and chemical plants, maintain efficient and stable operation of plants and actively increase the production of marketable, profitable and characteristic refining products such as paraffin, petroleum coke and high value-added chemical products such as polyethylene bottle caps. The Group will deeply promote the development of new materials business and accelerate the development of new products in Jilin Petrochemical Branch and Liaoyang Petrochemical Branch; the Group will enhance the ability to analyse and judge the chemical market, actively build a customized customer service system, deepen the application of "PetroChina e-Chemical" platform, continuously improve the marketing system and comprehensively enhance profitability creation capabilities. The Group will accelerate the construction of ethylene projects in Jilin, Guangxi and other regions and advance the preliminary work of ethane to ethylene phase II projects.

032 In respect of marketing business, the Group will further strengthen market analysis and judgment, accurately grasp market trends, adhere to the balance of quantity and profitability, refine marketing strategies, quickly link and allocate resources, integrally promote marketing planning, product sales and customer development and strive to consolidate and improve refined products sales and market share. The Group will focus on the improvement of gasoline retail capabilities and continuously strengthen retail terminals; the Group will promote the integrated marketing of diesel wholesale and retail and strive to improve sale profitability; the Group will develop non-oil business profitably, enrich non-oil product categories, strengthen key single products, expand online business, accelerate supply chain optimization and strive to increase revenue and create profitability. The Group will strengthen the improvement in the quality of terminal sales network and accelerate the layout of new energy marketing business. The Group will continuously improve the gas station environment and strive to improve customer experience satisfaction. In respect of the natural gas sales business, the Group will optimize the resource structure and sales flow based on resource prices and supply and demand changes, promote the tilt of incremental resources towards profitable markets and high-end customers, enrich online trading varieties, vigorously promote the entering into of medium and long-term contracts and continuously improve marketing quality and profitability. The Group will increase market development efforts and continuously improve terminal sales and service capabilities. The Group will commence the construction of Fujian LNG receiving station and accelerate the construction of natural gas sales branch lines. By Order of the Board of Directors PetroChina Company Limited Dai Houliang Chairman Beijing, the PRC August 30, 2023

033 SIGNIFICANT EVENTS 1. Governance of the Company During the reporting period, the Company operated business in a regularized manner in accordance with domestic and overseas regulatory requirements. Pursuant to Articles of Association of PetroChina Company Limited ("Articles of Association"), relevant laws and regulations and the securities regulatory rules of the jurisdictions in which the Company is listed and in light of the actual conditions of the Company, the Company formulated, improved and effectively implemented the various rules of procedure, and the relevant working system and processes for the Board of Directors and its respective committees. The Company's internal management operations worked smoothly through the coordination and balances among the shareholders' general meeting, the Board and its respective committees, the Supervisory Committee and the management led by the president of the Company; the roles of the governing bodies such as the Board and management were further utilized and the efficient management and organizational system were further improved; and the internal management operation of the Company was further standardized and the management level, the value creation ability and the market competitiveness of the Company were further improved with the effective internal control management system. During the reporting period, the Company convened 3 general meeting, 4 meetings of the Board and 3 meetings of the Supervisory Committee, adopting 15 resolutions of the general meeting (including 10 ordinary and 5 special resolutions), 26 resolutions of the Board and 11 resolutions of the Supervisory Committee. Such meetings were prepared and convened in compliance with the relevant laws and rules and the adopted resolutions were lawful and valid. During the reporting period, the Company's corporate governance met the requirements set out in the normative documents relating to governance of listed companies issued by the regulatory authorities and stock exchanges of the places where the Company is listed, and no person with access to inside information was found dealing in the shares of the Company against the relevant regulations. 2. Compliance with the Corporate Governance Code For the six months ended June 30, 2023, the Company has complied with all the code provisions of Part Two of the Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"). On June 8, 2023, the term of the session of the Board expired. Mr. Jiao Fangzheng ceased to serve as an executive Director and chief geologist of the Company due to adjustment of work arrangements and simultaneously stepped down as a member of the sustainable development committee of the Board. Ms. Elsie Leung Oi-sie has been appointed as Director for 6 years; and she ceased to serve as an independent non-executive Director due to regulatory limitation on term of office and simultaneously stepped down as the chairperson of the examination and remuneration committee of the Board. Mr. Tokuchi Tatsuhito has been appointed as Director for 6 years; and he ceased to serve as an independent non-executive Director due to

034 regulatory limitation on term of office and simultaneously stepped down as a member of the examination and remuneration committee of the Board. On June 8, 2023, the 1st meeting of the ninth session of the Board was convened, in which Directors considered and approved the resolution regarding the appointment of members of Board committees. Mr. Dai Houliang was appointed as the chairman of the nomination committee of the Board; Ms. Hung Lo Shan Lusan was appointed as the chairperson of the audit committee of the Board; Mr. Hou Qijun was appointed as the chairman of the investment and development committee of the Board; Mr. Cai Jinyong was appointed as the chairman of the examination and remuneration committee of the Board; and Mr. Huang Yongzhang was appointed as the chairman of the sustainable development committee of the Board. The member composition of the new Board committees is as follows: Nomination Committee: Mr. Dai Houliang as the chairman, Mr. Cai Jinyong and Mr. Jiang, Simon X. as members Audit Committee: Ms. Hung Lo Shan Lusan as the chairperson, Mr. Duan Liangwei and Mr. Jiang, Simon X. as members Investment and Development Committee: Mr. Hou Qijun as the chairman, Mr. Huang Yongzhang and Mr. Xie Jun as members Examination and Remuneration Committee: Mr. Cai Jinyong as the chairman, Mr. Duan Liangwei and Mr. Ho Kevin King Lun as members Sustainable Development Committee: Mr. Huang Yongzhang as the chairman, Mr. Ren Lixin and Mr. Zhang Laibin as members 3. Formulation and Implementation of the Cash Dividend Policy In order to protect the interests of the shareholders, the Company provides in the Articles of Association that, for the year when the net profit attributable to the parent company and the cumulative undistributed profit are positive and so long as the cash flows of the Company may support its normal course of operation and sustainable development, any cash dividends shall not be less than 30% of the net profit attributable to the parent company for that year. The dividend of the Company shall be distributed twice a year. The final dividend of the Company shall be decided by the shareholders by way of an ordinary resolution. The shareholders may by way of an ordinary resolution authorize the board of directors to decide on the interim dividends. Since listing, the Company has been strictly complying with the Articles of Association and relevant regulatory requirements and making decisions on dividend distribution based on the principle of rewarding shareholders. The shareholders also welcome the Company's prudent and active dividend distribution policy. The independent Directors have performed their duties conscientiously and diligently, expressed independent and objective opinions on dividend distribution and played their due role. The Board has been authorised by the shareholders the distribution of 2023 interim dividend and has considered and approved the 2023 interim dividend at the 3rd meeting of the ninth session of the Board, with the consent of independent Directors.

035 4. The Implementation of Final Dividend for 2022 and the Distribution Plan of the Interim Dividend for 2023 and Closure of Register of Members (1) The Implementation of Final Dividend for the Year Ended December 31, 2022 The final dividend in respect of 2022 of RMB0.22 (inclusive of applicable tax) per share, amounting to a total of RMB40,265 million, was approved at the 2022 annual general meeting of the Company on June 8, 2023 and was paid by the Company on June 28, 2023 (A Shares) and July 28, 2023 (H Shares), respectively. (2) The Distribution Plan of the Interim Dividend for 2023 and Closure of Register of Members The Board was authorised by the shareholders to approve the distribution of the interim dividend for 2023 at the 2022 annual general meeting of the Company on June 8, 2023. To provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.21 (inclusive of applicable tax) per share for 2023 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2023. The total amount of the interim dividends payable is approximately RMB38,434 million and is expected to be paid on September 20, 2023 (A Shares) and October 30, 2023 (H Shares), respectively. The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 19, 2023. The register of members of H shares will be closed from September 14, 2023 to September 19, 2023 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 13, 2023. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited ("CSDC") at the close of trading on the Shanghai Stock Exchange in the afternoon of September 19, 2023 will be eligible for the interim dividend. In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws and regulations, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and Shenzhen Stock Exchange (the "H Shares under the Southbound Trading Link"), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link ([]) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced

036 SIGNIFICANT EVENTS ▶ ▶ ▶ ▶ ▶ 2023 INTERIM REPORT

by the People's Bank of China for the week prior to the declaration of the 2023 interim dividend by the Board is RMB0.91674 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.22907 Hong Kong Dollar (inclusive of applicable tax) per H share.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around October 30, 2023 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People's Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company's H share register of members on September 19, 2023.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolishment of Guo Shui Fa [1993] No.045 promulgated by the State Taxation Administration (Guo Shui Han [2011] No.348) (《關於國稅發〔1993〕045號文件廢止後有關個人所得稅征管問題的通知》(國稅函〔2011〕348號)), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between Chinese mainland and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Treaties (SAT Circular [2019] No.35) (《關於發布《非居民納稅人享受協定待遇管理辦法》的公告》(國家稅務總局公告2019年第35號)) issued by the State Taxation Administration. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered

037 address as recorded in the register of members of the Company (the "Registered Address") on September 19, 2023 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company's H shares and provide relevant supporting documents on or before 4:30 p.m., September 13, 2023 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company's H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on September 19, 2023. The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax. In accordance with the Notice of Ministry of Finance, the State Taxation Administration, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) ([]), which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Taxation Administration, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) ([]), which became effective on December 5, 2016, with regard to the dividends obtained by individual Chinese mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual Chinese mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by Chinese mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by Chinese mainland enterprise investors, and Chinese mainland enterprise investors shall file their income tax returns and pay tax themselves instead. With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any Hong Kong investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

038 5. Material Litigation and Arbitration During the Reporting Period, the Company has no material litigations or arbitrations. 6. Items to which Fair Value Measurement Is Applied Unit: RMB million Name of Items Balance at the beginning of the reporting period Balance at the end of the reporting period Changes in the reporting period Profit/loss on the changes in fair value of the reporting period Investments in other equity instruments 950 883 (67) - Receivables financing 4,376 8,815 4,439 - Financial assets at fair value through profit or loss 3,876 5,815 1,939 294 Financial liabilities at fair value through profit or loss 1,698 4,258 2,560 - Derivative financial instruments 9,987 7,185 (2,802) (1,629) 7. Material Acquisition, Disposal and Restructuring of Assets During the reporting period, the Company has no material acquisition, disposal or restructuring of assets. 8. Material Connected Transactions (1) Continuing connected transactions (a) Connected transactions with CNPC According to the Hong Kong Listing Rules and the Shanghai Stock Exchange Listing Rules (the "SSE Listing Rules"), as CNPC is the controlling shareholder of the Company, the transactions between the Group and CNPC/ jointly-held entities constitute connected transactions of the Group. The Group and CNPC/jointly-held entities are carrying out certain existing continuing connected transactions. The above existing continuing connected transactions and their annual caps from January 1, 2021 to December 31, 2023 have been approved at the seventh meeting of the Board of 2020 and the third extraordinary general meeting of the Company of 2020 convened on August 27, 2020 and November 5, 2020, respectively. The Group and CNPC/jointly-held entities will continue to carry out the continuing connected transactions referred to in the following agreements: 1) Comprehensive Products and Services Agreement 2) Land Use Rights Leasing Contract and Supplemental Agreement 3) Buildings Leasing Contract (Amended) 4) Intellectual Property Licensing Contracts 5) Contract for the Transfer of Rights under Production Sharing Contracts Please refer to the connected transactions section of the 2022 annual report published by the Company on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively on March 29, 2023 for details of these agreements. The details of the Comprehensive Products and Services Agreement,

039 Land Use Rights Leasing Contract and Supplemental Agreement, Buildings Leasing Contract (Amended) have been published on the websites of the Shanghai Stock Exchange (Announcement No: Lin 2020-036) and the Hong Kong Stock Exchange on August 27, 2020. See also the circular published on the website of the Hong Kong Stock Exchange on September 15, 2020 and the information of the third extraordinary general meeting of the Company of 2020 published on the website of the Shanghai Stock Exchange on October 29, 2020. (b) Continuing connected transactions with CNPC Finance According to the Hong Kong Listing Rules and the SSE Listing Rules, CNPC Finance is a connected person of the Group. During the reporting period, the beginning balance of the Group's deposits with CNPC Finance was RMB41,192 million, with cash inflow of RMB2,392,408 million and cash outflow of RMB2,387,974 million during the reporting period, and the end-of-period balance was RMB45,626 million; the Renminbi interest rate range was from 0.20% to 3.30%. During the reporting period, the beginning balance of the loans provided by CNPC Finance to the Group was RMB64,616 million, with new loans of RMB18,218 million and repaid loans of RMB20,481 million during the reporting period, and the end-of-period balance is RMB62,353 million. The Renminbi interest rate range is from 2.40% to 4.18%. During the reporting period, the acceptance bill of exchange and bill discount issued by CNPC Finance for the Group were RMB9,285 million and RMB2,223 million. The Company entered into a currency derivatives service framework agreement with CNPC Finance on March 29, 2023. Pursuant to the agreement, the Group conducted currency derivatives transactions with CNPC Finance in 2023, to lock in exchange rates, avoid market risks and achieve the purpose of hedging in advance through currency derivatives transactions. The term of the agreement will expire on December 31, 2023. Please refer to the announcement published by the Company on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on March 29, 2023, respectively. During the reporting period, the transaction amount of currency derivatives transactions between CNPC Finance and the Group amounted to USD 3,264 million. (2) Implementation of the continuing connected transactions during the reporting period During the reporting period, the actual total transaction amounts of the connected transactions between the Group and its related parties were RMB250,510 million, among which the sales of goods and provision of services by the Group to its related parties amounted to RMB64,332 million, representing 4% of the same category transactions of the Group; the provision of goods and services by the related parties to the Group amounted to RMB186,178 million, representing 15% of the same category transactions of the Group. The balance of the capital provided by the related parties to the Group amounted to RMB138,175 million. (3) Details of the connected transactions during the reporting period have been set out in note 63 under the financial statements prepared in accordance with CAS and note 18 under the financial statements prepared in accordance with IFRS. 9. Material Contracts and the Implementation Thereof (1) During the reporting period, there were no trusteeship, contractors and leasing of properties of other companies by the Company or trusteeship, contractors and leasing of properties of the Company by other companies which was enacted during the reporting period or extended from periods prior to the reporting period and has generated profit to the Company of 10% or more of its total profit for the reporting period.

040 (2) As at the end of the reporting period, the Company and its subsidiaries had a guarantee balance of RMB208.664 billion, including RMB4.686 billion for credit guarantee, RMB197.145 billion for performance guarantee, RMB6.833 billion for financing guarantee, and the balance of guarantees as at the end of the reporting period accounted for approximately 13.14% of the Group's net asset. The guarantee balance of the Company as at the end of the reporting period did not include any guarantee provided to the controlling shareholder of the Company, its ultimate controller and related parties. (3) The Company did not entrust any other person to carry out cash management during the reporting period nor was there any such entrustment that was extended from periods prior to the reporting period. (4) The Company had no material external entrusted loans during the reporting period. (5) Save as disclosed in this interim report, during the reporting period, the Company did not enter into any material contract which requires disclosure. 10. Performance of Undertakings In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transactions (the "Agreement") with the Company on March 10, 2000. As at the end of the reporting period, except for those already performed, the undertakings not performed by CNPC including the follows: (1) certain overseas oil and gas projects owned by CNPC are located in countries or regions in social and political turbulence. In relation to such projects, foreign investors from specific countries are restricted by the policies, laws and regulations of their countries and cannot or are inconvenient to invest in companies that own such assets, and in order to protect the safety of the Company's own supply chain and reduce compliance risks, the Company has not yet decided to exercise the right to acquire such projects; (2) after execution of the Agreement, CNPC obtained certain business opportunities that competed or were likely to compete with the principal business of the Company, which is not in strict compliance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain. In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC and which were in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company. Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged. Save for the above undertakings, there is no material undertakings given by the Company, any shareholders, ultimate controllers, purchasers, Director, Supervisor or senior management or other related parties during the reporting period.

041 11. Penalties on the Company and its Directors, Supervisors, Senior Management, Controlling Shareholder and Ultimate Controller and Remedies Thereto During the reporting period, none of the Company or its current Directors, Supervisors, senior management, controlling shareholder or ultimate controller of the Company was subject to any investigation by competent authorities, enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liabilities, or subject to investigation or administrative punishment by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable, or was imposed on material administrative penalty by other administrative authorities or was subject to any public condemnation made by a stock exchange. 12. Repurchase, Sale or Redemption of Securities The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2023. 13. Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Hong Kong Listing Rules (the "Model Code"). After specific enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with relevant standards set out in the Model Code in the reporting period. 14. Interests of Directors, Supervisors and Chief Executives in the Share Capital of the Company As at June 30, 2023, none of the Directors, Supervisors or chief executives had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the Securities and Futures Ordinance required to be recorded in the register mentioned under Section 352 of the Securities and Futures Ordinance or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors, Supervisors and chief executives pursuant to the Model Code. 15. Creditworthiness of the Company and its Controlling Shareholder and Ultimate Controller During the reporting period, the Company and its controlling shareholder did not incur any unperformed material court judgement that had come into force or any significant outstanding debt that had become due and payable. 16. Audit Committee The audit committee of the Company comprises Ms. Hung Lo Shan Lusan, Mr. Duan Liangwei and Mr. Jiang, Simon X. The major responsibilities of the audit committee are to review and monitor the financial reporting system and internal control procedures of the Group and make recommendations to the Board. The audit committee of the Company has reviewed and confirmed the interim report for the six months ended June 30, 2023. 17. Disclosure of Other Information Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2022 in respect of matters required to be disclosed under paragraph 32 of Appendix 16 to the Hong Kong Listing Rules.

042 SIGNIFICANT EVENTS 2023 INTERIM REPORT

## 18. Index of Information Disclosure

| Matter | Names of newspaper of publication | Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published) | Website of release |
|---|---|---|---|
| Announcement of PetroChina Company Limited on the Resignation of the Company's Vice President | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | January 6 ,2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of PetroChina Company Limited for Estimated Profit of the Annual Results of 2022 | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | January 19, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of PetroChina Company Limited Regarding the Proposed Release of the Registration of Pledge and Trust for the Exchangeable Corporate Bonds by the Controlling Shareholder | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | February 17, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of PetroChina Company Limited Regarding the Completion of the Procedures for the Release of the Registration of Pledge and Trust for the Exchangeable Corporate Bonds by the Controlling Shareholder | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | March 3, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Notice of Board Meeting | | March 17, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of PetroChina Company Limited on Holding the 2022 Annual Results Presentation Meeting | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | March 22, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement on Resolutions of the Fifteenth Meeting of the Eighth Session of the Supervisory Committee of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement on Resolutions of the Twentieth Meeting of the Eighth Session of the Board of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of PetroChina Company Limited on Renewing the Appointment of Accounting Firms | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement on Guarantee Arrangement of PetroChina Company Limited in 2023 | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of Continuing Connected Transactions of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | March 29, 2023 | Website of the Shanghai Stock Exchange |

PetroChina ▶▶▶▶▶ SIGNIFICANT EVENTS 043

| Matter | Names of newspaper of publication | Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published) | Website of release |
|---|---|---|---|
| Announcement on 2022 Final Profit Distribution Plan (A Shares) of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement on Allowance for Impairment of Assets by PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Ongoing Report on Risk Assessment by CNPC Finance Co., Ltd. and Expected Financial Business in 2023 | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| 2022 Annual Report of PetroChina Company Limited | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Results Announcement for the Year ended December 31, 2022 of PetroChina Company Limited (Summary of the Annual Report) | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Internal Control Evaluation Report of PetroChina Company Limited for 2022 | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| 2022 Environmental, Social and Governance Report | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| The 2022 Performance Report of the Audit Committee of PetroChina Company Limited | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| 2022 Work Report of Independent Directors of PetroChina Company Limited | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Special Report and Independent Opinions of Independent Non-executive Directors of PetroChina Company Limited on the Company's Guarantee Arrangement | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Independent Opinions of Independent Non-executive Directors of PetroChina Company Limited on Connected Transactions between the Company and CNPC Finance | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Independent Opinions of Independent Non-executive Directors of PetroChina Company Limited on the Resolutions of the Twentieth Meeting of the Eighth Session of the Board of PetroChina Company Limited | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |

044 SIGNIFICANT EVENTS 2023 INTERIM REPORT

| Matter | Names of newspaper of publication | Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published) | Website of release |
|---|---|---|---|
| Independent Opinions of the Independent Non-executive Directors of PetroChina Company Limited on the Company's 2022 Profit Distribution Plan | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Independent Opinions of the Independent Non-executive Directors of PetroChina Company Limited on the Company's Currency Derivatives Transactions in 2023 | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Independent Opinions of the Independent Non-executive Directors of PetroChina Company Limited on the General Mandate of Share Repurchase by the General Meeting to the Board | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Pre-approval Opinions of the Independent Non-executive Directors of PetroChina Company Limited on the Appointment of Domestic and Overseas Accounting Firms of the Company for 2023 | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Independent Opinions of the Independent Non-executive Directors of PetroChina Company Limited on the Appointment of Domestic and Overseas Accounting Firms of the Company for 2023 | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Rules of Procedure of the Board of PetroChina Company Limited | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Administrative Measures for Information Disclosure of PetroChina Company Limited | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Measures for the Management of Investor Relations of PetroChina Company limited | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Regulations on the Administration of Guarantees of PetroChina Company Limited | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Financial Statements and Audit Report of PetroChina Company Limited for the year ended December 31, 2022 | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Audit Report on Internal Control of PetroChina Company Limited for 2022 | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |

PetroChina ▶▶▶▶▶ SIGNIFICANT EVENTS 045

| Matter | Names of newspaper of publication | Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published) | Website of release |
|---|---|---|---|
| Special Audit Report on the Summary of Non-Operational Funds Utilization and Other Transaction of Related Funds of PetroChina Company Limited | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Special Report on the Deposits, Loans and Other Financial Businesses of PetroChina Company Limited Involving Connected Transactions with CNPC Finance Co., Ltd. in 2022 | | March 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of the Proposed Re-election and Appointment of Directors and Supervisors of PetroChina Company Limited | | March 29, 2023 | Website of the Hong Kong Stock Exchange |
| Continuing Connected Transactions of PetroChina Company Limited regarding Currency Derivative Transactions with CNPC Finance Co., Ltd. | | March 29, 2023 | Website of the Hong Kong Stock Exchange |
| Notice of Board Meeting | | April 18, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Notice of the Annual General Meeting for the Year 2022, 2023 First A Shareholders' Class Meeting and 2023 First H Shareholders' Class Meeting of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | April 24, 2023 | Website of the Shanghai Stock Exchange |
| Proposed Election and Appointment of Directors; Proposed Election and Appointment of Supervisors; Provision of Guarantees for Subsidiaries and Affiliates Companies and Relevant Authorization to the Board; General Mandate to Repurchase Shares; Amendments to the Rules of Procedure of the Board of Directors; Notice of Annual General Meeting; and Notice of the 2023 First H Shareholders' Class Meeting | | April 24, 2023 | Website of the Hong Kong Stock Exchange |
| Notice of the Annual General Meeting for the Year 2022 | | April 24, 2023 | Website of the Hong Kong Stock Exchange |
| Notice of the 2023 First H Shareholders' Class Meeting | | April 24, 2023 | Website of the Hong Kong Stock Exchange |
| Resolutions of the Twenty-first Meeting of the Eighth Session of the Board of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | April 28, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |

046 SIGNIFICANT EVENTS 2023 INTERIM REPORT

| Matter | Names of newspaper of publication | Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published) | Website of release |
|---|---|---|---|
| First Quarterly Report of PetroChina Company Limited of 2023 | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | April 28, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| 2023 Follow-up Credit Rating Report of PetroChina Company Limited | | May 29, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Meeting Materials of the Annual General Meeting for the Year 2022, 2023 First A Shareholders' Class Meeting and 2023 First H Shareholders' Class Meeting of PetroChina Company Limited | | May 31, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of Resolutions of the First Meeting of the Ninth Board of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | June 8, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of Resolutions of the First Meeting of the Ninth Supervisory Committee of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | June 8, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Independent Opinions of the Independent Non-executive Directors of PetroChina Company Limited on the Resolutions of the First Meeting of the Ninth Session of the Board of PetroChina Company Limited | | June 8, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of PetroChina Company Limited on the Election of Employee Representative Supervisors | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | June 8, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of PetroChina Company Limited on the Election of Chairman and Vice Chairman of the Company and Appointment of Senior Management of the Company | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | June 8, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Legal Opinion of Beijing King & Wood Mallesons on the Annual General Meeting for the Year 2022, 2023 First A Shareholders' Class Meeting and 2023 First H Shareholders' Class Meeting of PetroChina Company Limited | | June 8, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of Resolutions of the Annual General Meeting for the Year 2022, 2023 First A Shareholders' Class Meeting and 2023 First H Shareholders' Class Meeting of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | June 8, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |

PetroChina ▶▶▶▶▶ SIGNIFICANT EVENTS 047

| Matter | Names of newspaper of publication | Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published) | Website of release |
|---|---|---|---|
| Announcement on Resolutions Passed at the Annual General Meeting for the Year 2022, the 2023 First A Shareholders' Class Meeting and the 2023 First H Shareholders' Class Meeting, Payment of the Final Dividend, Appointment of Directors and Supervisors, Appointment of the Chairman of the Board and Chairman of the Supervisory Committee and Change of Members of the Board Committees | | June 8, 2023 | Website of the Hong Kong Stock Exchange |
| List of Directors and Their Roles and Functions | | June 8, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement on the Implementation of the 2022 Annual Equity Allocation of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | June 19, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement of PetroChina Company Limited on the Organization of "Understanding Listed Companies" Activities | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | June 19, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |
| Announcement on Resolutions of the Second Meeting of the Ninth Session of the Board of PetroChina Company Limited | China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily | June 27, 2023 | Website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange |

## 19. Performance of Environmental and Social Responsibilities

The Company actively fulfilled its social responsibility, incorporated green and low-carbon into its development strategies, strictly abided by the Environmental Protection Law of the People's Republic of China and other relevant regulations, to prevent and control pollution, enhance ecological protection and devote to becoming an excellent global citizen.

The Company always adheres to the concept of "development with protection, protection with development and environmental protection priority", promoting all-round development of ecological and environmental protection. The Company deeply promotes clean production, energy saving and emission reduction and strictly controlled the disposal of "three wastes". The Company achieved stable and standard disposal of waste water and gas pollutants, reduced the total disposal amount comprehensively and disposed solid waste in accordance with laws. The Company continuously promoted the construction of green mines. The Company strengthened the investigation and hidden dangers in ecological environmental and risk prevention and control, with no major or above environmental pollution and ecological damage events occurring during the reporting period. Major environmental information about the Company is as follows:

048 (1) Emission information In the first half of 2023, the emissions of nitrogen oxides (NOx) was 24,700 tons, the emissions of general solid waste was 1,385,000 tons, and the emissions of hazardous waste was 539,000 tons; the emissions of chemical oxygen demand (COD) was 2,400 tons1. The waste information has been disclosed in accordance with the relevant regulations and the requirements of the local environmental protection authority. For details, please refer to the website of National Waste Permit Management Information Platform ([]) (http://permit.mee.gov.cn/permitExt/defaults/default-index! getInformation.action). (2) Construction and operation of pollution prevention and control facilities, environmental impact assessment of construction projects and other administrative licenses for environmental protection In the first half of 2023, in accordance with the requirements of national and local pollution prevention and environmental protection standards, the Company established pollution prevention and control facilities such as waste water, waste gas, solid waste and noise and ensured its overall effective and stable operation. The Company strictly standardizes the full-cycle environmental storage of project construction, implements the management requirements such as environmental impact assessment of national construction projects, and obtains EIA approvals from government departments in accordance with the law. key pollutants disposal units have obtained administrative licenses and disposed the pollutants according to the license and laws. (3) Contingency plan for environmental emergencies and environmental self-monitoring program The Company has carried out relevant work in accordance with the national regulations on the management of emergency plans for environmental emergencies, prepared and issued the "PetroChina Emergency Plan for Environmental Emergencies", fully implemented monitoring networking for key pollution sources, strictly monitored the emission of pollutants up to standard by enterprises, and implemented dynamic analysis and early warning for excessive and abnormal emissions. As at the end of June 2023, there were 856 online monitoring pollution sources. The key pollution sources required by the PRC have been fully monitored and networked. The automatic monitoring of pollution sources covers the Company's main production devices and pollution sources. (4) Administrative penalties imposed on environmental issues during the reporting period In the first half of 2023, the companies which are key pollutant disposal units of the Company received 2 local environmental penalties for environmental issues, with a total amount of RMB220,000. The above companies have disclosed environmental information and administrative penalties on the website of local environmental authorities in accordance with the relevant regulations of the Ministry of Ecology and Environment of the People's Republic of China and the requirements of local environmental authorities. For companies which are not key pollutant disposal units, information on administrative penalties for environmental issues has also been disclosed on the 1 Waste gas emissions statistics including torch emissions and the statistics of general solid waste is the amount of disposal entrusted by the Company to a third-party organization with relevant qualifications.

049 website of local environmental protection authorities in strict accordance with national and local government requirements. Please refer to the details on the local environmental protection authorities' website. (5) Other Environmental Information The Company accelerates green and low-carbon transformation and development in accordance with the three-step overall deployment of "clean substitution, strategic succession and green transformation". The Company insists on incorporating the dual-control assessment targets of total greenhouse gas emissions and intensity into the performance indicators of leaders at all levels to strengthen the assessment and constraints; vigorously carries out the creation of green enterprises, improves the selection index system and strengthens the leadership and incentives. The Company promoted greenhouse gas emission reduction measures such as clean substitution, air release recovery, closed process transformation, ground system optimization, leakage detection and repair, and actively carry out methane control in oil and gas fields in an effort to reduce carbon emissions. (6) Performance of Social Responsibilities The Company focused on industries, consumption, intelligence, employment and other assistance directions and continued to promote the rural revitalization plan. The Company implemented the "Happy Countryside" construction action to improve the rural living environment; the Company utilized resource advantages and continued to make efforts in rural tourism, warehousing and transportation, and other fields; the Company implemented the "Revitalizing Agriculture" lecture hall construction action and carried out agricultural knowledge education to the countryside and online training; the Company carried out targeted training under the "Oil Seedling Plan" and teacher training under the "Benefiting Teachers Plan" to store energy for rural revitalization; the Company carried out the "Go Baby" children's health security project, continued to implement the "Xuhang Student Aid" and "Sunshine Student Aid" projects to help poor students realize their University dreams and promoted the re-diagnosis of serious diseases and the service of "Internet + Medical and Health"; the Company explored the construction of a "Leling Home" service station to meet the diverse elderly care service needs of the elderly population. 20. Employees As at June 30, 2023, the Group had 386,912 employees (excluding 229,703 market-oriented temporary and seasonal staff). The Company has in place various equitable and competitive remuneration systems to cater for different positions. An annual salary system is adopted for the management, a positional wage system for managements and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner. The Group has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Group covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around three comprehensive programmes, namely, competences-building with respect to the political and

050 ideological abilities of all staff, the ability of the talent echelon to perform their duties and the development and honing of special talents through multiple dimensions, multiple channels and in multiple ways to better meet the requirements for the growth of the Group and the construction of a talented team. 21. General Meetings On June 8, 2023, the Company convened the 2022 annual general meeting, 2023 first A shareholders' class meeting and 2023 first H shareholders' class meeting pursuant to the Articles of Association by way of physical meetings. Shareholders considered and passed 12 resolutions by non-cumulative voting and 3 resolutions by cumulative voting; 10 ordinary resolutions were passed and approved by more than half of the votes and 5 special resolutions were passed and approved by more than two thirds of the votes. For details, please refer to the announcements published by the Company on June 8, 2023 on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. 22. Risk Factors In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely. (1) Industry Regulations and Tax Policies Risk The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental protection policies and safety standards, which may affect the Group's operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group's business operations. Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group. (2) Price Fluctuations of Oil and Gas Risk The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government. (3) Foreign Exchange Rate Risk The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported oil and gas, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

051 (4) Market Competition Risk The Group has distinctive advantages in resources and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the further opening of the domestic oil and petrochemical market, large foreign oil and petrochemical companies and certain private enterprises have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas sales business in China, but the Group is facing relatively intense competition in refining, chemicals and marketing of refined products businesses. (5) Uncertainty of the Oil and Gas Reserves Risk According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent. (6) Overseas Operations Risk As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved primarily include instability in political environment, taxation policies, import and export restrictions as well as regulatory requirements. (7) Risk Relating to Climate Change In recent years, the oil industry has been facing ever increasing challenges posed by global climate change. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements. (8) Hidden Hazards and Force Majeure Risk Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous events such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. In the meantime, new regulations promulgated by the PRC in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the PRC and contributed funds and treated

052 the major safety and environmental risks found timely. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to properties and personnel of the Group and may affect the normal operations of the Group. 23. Details of Preference Shares There was no matter concerning the preference shares requiring disclosure during the reporting period. 24. Other Significant Events China further clarifies the implementation calibre of consumption tax policies for certain refined products On June 30, 2023, the Ministry of Finance and the State Taxation Administration issued the Announcement on the Implementation Calibre of Consumption Tax Policies for Certain Refined products (Announcement No. 11 [2023] of the Ministry of Finance and the State Taxation Administration) ([]), which clearly defined that from the date of that announcement, consumption tax on alkylated oil (iso-octane) shall be levied according to relevant provisions on gasoline; consumption tax on petroleum ether, crude white oil, light white oil, and certain industrial white oils (No. 5, No. 7, No. 10, No. 15, No. 22, No. 32, and No. 46) shall be levied according to relevant provisions on solvent oil; consumption tax on mixed aromatics, heavy aromatics, mixed C8, stable light hydrocarbons, light oil, and light coal tar shall be levied according to relevant provisions on naphtha; the levying of consumption tax on aerospace kerosene shall be postponed by reference to the provisions on aviation kerosene. This event did not affect the continuity of the business and the stability of management of the Group and was conducive to the sustainable and healthy development of the refined products business and positive operating results of the Group.

053 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 1. Change of Directors, Supervisors and senior management of the Company On January 6, 2023, Mr. Tian Jinghui resigned as vice president of the Company due to age reason. On June 8, 2023, the term of the session of the Board and the office of senior management of the Company expired. Mr. Jiao Fangzheng ceased to serve as an executive Director and chief geologist of the Company due to adjustment of work arrangements and simultaneously stepped down as a member of the sustainable development committee of the Board. Ms. Elsie Leung Oi-sie has been appointed as Director for six years; and she ceased to serve as an independent non-executive Director due to regulatory limitation on term of office and simultaneously stepped down as the chairperson of the examination and remuneration committee of the Board. Mr. Tokuchi Tatsuhito has been appointed as Director for six years; and he ceased to serve as an independent non-executive Director due to regulatory limitation on term of office and simultaneously stepped down as a member of the examination and remuneration committee of the Board; Mr. Yang Jigang ceased to serve as vice president and chief engineer of the Company due to age reason. On June 8, 2023, upon election at the general meeting of the Company, Mr. Dai Houliang, Mr. Hou Qijun, Mr Duan Liangwei, Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Xie Jun were elected as Directors; Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun were elected as independent non-executive Directors; Mr. Cai Anhui, Mr. Xie Haibing, Ms. Zhao Ying, Mr. Cai Yong and Mr. Jiang Shangjun were elected as Supervisors. Ms. Liao Guoqin, Mr. Fu Bin, Mr. Li Zhanming and Mr. Jin Yanjiang were elected by the employees of the Company as the employee representative Supervisors. Upon election of the Board, Mr. Dai Houliang was elected as the chairman of the Company and Mr. Hou Qijun was elected as the vice chairman of the Company. Upon election by the Supervisory Committee, Mr. Cai Anhui was elected as the chairman of the Supervisory Committee. Upon consideration and approval by the Board, Mr. Huang Yongzhang was appointed as president of the Company; Mr. Ren Lixin and Mr. Zhang Daowei were appointed as senior vice president of the Company; Mr. Zhang Minglu was appointed as safety director of the Company; Mr. Zhu Guowen and Mr. Wan Jun were appointed as vice president of the Company; Mr. Wang Hua was appointed as chief financial officer of the Company, secretary to the Board (Company secretary); Mr. Li Ruxin and Mr. He Jiangchuan were appointed as vice president of the Company; Mr. Jiang Tongwen was appointed as the chief geologist of the Company; and Mr. Yang Weisheng was appointed as chief engineer of the Company. Upon consideration and approval by the Board, Mr. Dai Houliang, Mr. Cai Jinyong and Mr. Jiang, Simon X. joined the nomination committee of the Board, among which Mr. Dai Houliang is the chairman; Ms. Hung Lo Shan Lusan, Mr. Duan Liangwei and Mr. Jiang, Simon X. joined the audit committee of the Board, among which Ms. Hung Lo Shan Lusan is the chairperson; Mr. Hou Qijun, Mr. Huang Yongzhang and Mr. Xie Jun joined the investment and development committee of the Board, among which Mr. Hou Qijun is the chairman; Mr. Cai Jinyong, Mr. Duan Liangwei and Mr. Ho Kevin King Lun joined the examination and remuneration committee of the Board, among which Mr. Cai Jinyong is the chairman; and Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Zhang Laibin joined the sustainable development committee of the Board, among which Mr. Huang Yongzhang is the chairman.

054 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 2023 INTERIM REPORT

## 2. Basic Particulars of the Current Directors, Supervisors and Other Senior Management

Directors

| Name | Gender | Age | Position |
|---|---|---|---|
| Dai Houliang | Male | 59 | Chairman of the Board |
| Hou Qijun | Male | 56 | Vice Chairman of the Board and Non-executive Director |
| Duan Liangwei | Male | 55 | Non-executive Director |
| Huang Yongzhang | Male | 56 | Executive Director and President |
| Ren Lixin | Male | 56 | Executive Director and Senior Vice President |
| Xie Jun | Male | 55 | Non-executive Director |
| Cai Jinyong | Male | 64 | Independent Non-executive Director |
| Jiang, Simon X. | Male | 69 | Independent Non-executive Director |
| Zhang Laibin | Male | 61 | Independent Non-executive Director |
| Hung Lo Shan Lusan | Female | 57 | Independent Non-executive Director |
| Ho Kevin King Lun | Male | 47 | Independent Non-executive Director |

Supervisors

| Name | Gender | Age | Position |
|---|---|---|---|
| Cai Anhui | Male | 54 | Chairman of the Supervisory Committee |
| Xie Haibing | Male | 52 | Supervisor |
| Zhao Ying | Female | 55 | Supervisor |
| Cai Yong | Male | 48 | Supervisor |
| Jiang Shangjun | Male | 59 | Supervisor |
| Liao Guoqin | Female | 59 | Employee Representative Supervisor |
| Fu Bin | Male | 58 | Employee Representative Supervisor |
| Li Zhanming | Male | 50 | Employee Representative Supervisor |
| Jin Yanjiang | Male | 57 | Employee Representative Supervisor |

PetroChina ▶ ▶ ▶ ▶ ▶ DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 055

Other Senior Management

| Name | Gender | Age | Position |
|---|---|---|---|
| Zhang Daowei | Male | 50 | Senior Vice President |
| Zhang Minglu | Male | 59 | Safety Director |
| Zhu Guowen | Male | 56 | Vice President |
| Wan Jun | Male | 57 | Vice President |
| Wang Hua | Male | 49 | Chief Financial Officer, Secretary to the Board (Company Secretary) |
| Li Ruxin | Male | 56 | Vice President |
| He Jiangchuan | Male | 57 | Vice President |
| Jiang Tongwen | Male | 55 | Chief Geologist |
| Yang Weisheng | Male | 51 | Chief Engineer |

## 3. Shareholdings of the Directors, Supervisors and Senior Management

As at June 30, 2023, no current Directors, Supervisors or other senior management of the Company or those ceased to be Directors, Supervisors or other senior management of the Company during the reporting period held any shares of the Company.

## 4. Change in Information of the Directors, Supervisors and Chief Executives Disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules

Below is the latest information of the Directors, Supervisors and chief executives of the Company disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules:

Ho Kevin King Lun, aged 47, is an independent Director, director of Macau Tai Fung Bank Company Limited, chairman of Macau Anzac Group Company Limited, director of Macau KNJ Investment, chairman of Macao Juvenile Venture International Group and independent non-executive director of Asia Pioneer Entertainment Holdings Limited. Mr. Ho received a doctorate degree and is a deputy of the 13th and 14th National People's Congress. Mr. Ho served as senior executive at Hong Kong Cathay Pacific Airways Limited in March 2000. Mr. Ho has been appointed as a director of Macau Tai Fung Bank Company Limited since March 2008, the chairman of Macau Anzac Group Company Limited since August 2008, a director of Macau KNJ Investment since May 2012, the chairman of Macao Juvenile Venture International Group since May 2017, an independent non-executive director of Asia Pioneer Entertainment Holdings Limited since October 2017 and an independent Director since June 2023.

056 RELEVANT INFORMATION ON THE BONDS 2023 INTERIM REPORT

# RELEVANT INFORMATION ON THE BONDS

## 1. Information on Bonds of the Company Issued but Not Yet Overdue

| Bond Name | Abbreviation | Code | Issue Date | Value Date | Due Date | Bond Balance (RMB 100 million) | Rate (%) | Mode of Repayment | Stock Exchange for Listing |
|---|---|---|---|---|---|---|---|---|---|
| 2012 Corporate Bond (First Tranche) (15-year term) | 12 PetroChina 03 | 122211.SH | 2012-11-22 | 2012-11-22 | 2027-11-22 | 20 | 5.04 | Annual payment of interests, and one lump sum repayment of principal at maturity | Shanghai Stock Exchange |
| 2016 Corporate Bond (First Tranche) (10-year term) | 16 PetroChina 02 | 136165.SH | 2016-01-18 | 2016-01-19 | 2026-01-19 | 47 | 3.50 | Annual payment of interests, and one lump sum repayment of principal at maturity | Shanghai Stock Exchange |
| 2016 Corporate Bond (Second Tranche) (10-year term) | 16 PetroChina 04 | 136254.SH | 2016-03-01 | 2016-03-03 | 2026-03-03 | 23 | 3.70 | Annual payment of interests, and one lump sum repayment of principal at maturity | Shanghai Stock Exchange |
| 2016 Corporate Bond (Third Tranche) (10-year term) | 16 PetroChina 06 | 136319.SH | 2016-03-22 | 2016-03-24 | 2026-03-24 | 20 | 3.60 | Annual payment of interests, and one lump sum repayment of principal at maturity | Shanghai Stock Exchange |
| 2019 First Tranche Medium-term Notes (MTN) | 19 PetroChina MTN001 | 101900113.IB | 2019-01-22 | 2019-01-24 | 2024-01-24 | 31.3 | 2.70 | Annual payment of interests, and one lump sum repayment of principal at maturity | National Inter-bank Bond Market |
| 2019 Second Tranche MTN | 19 PetroChina MTN002 | 101900114.IB | 2019-01-22 | 2019-01-24 | 2024-01-24 | 27.5 | 2.70 | Annual payment of interests, and one lump sum repayment of principal at maturity | National Inter-bank Bond Market |
| 2019 Third Tranche MTN | 19 PetroChina MTN003 | 101900222.IB | 2019-02-21 | 2019-02-22 | 2024-02-22 | 100 | 3.66 | Annual payment of interests, and one lump sum repayment of principal at maturity | National Inter-bank Bond Market |
| 2019 Fourth Tranche MTN | 19 PetroChina MTN004 | 101900221.IB | 2019-02-21 | 2019-02-22 | 2024-02-22 | 100 | 3.66 | Annual payment of interests, and one lump sum repayment of principal at maturity | National Inter-bank Bond Market |

PetroChina ▶▶▶▶▶ RELEVANT INFORMATION ON THE BONDS 057

| Bond Name | Abbreviation | Code | Issue Date | Value Date | Due Date | Bond Balance (RMB 100 million) | Rate (%) | Mode of Repayment | Stock Exchange for Listing |
|---|---|---|---|---|---|---|---|---|---|
| 2019 Fifth Tranche MTN | 19 PetroChina MTN005 | 101900586.IB | 2019-04-22 | 2019-04-23 | 2024-04-23 | 100 | 3.96 | Annual payment of interests, and one lump sum repayment of principal at maturity | National Inter-bank Bond Market |
| 2022 First Green Tranche MTN | 22 PetroChina GN001 | 132280041.IB | 2022-04-27 | 2022-04-28 | 2025-04-28 | 5 | 2.26 | Annual payment of interests, and one lump sum repayment of principal at maturity | National Inter-bank Bond Market |
| 2022 Second Green Tranche MTN | 22 PetroChina GN002 | 132280055.IB | 2022-06-15 | 2022-06-16 | 2025-06-16 | 20 | 2.19 | Annual payment of interests, and one lump sum repayment of principal at maturity | National Inter-bank Bond Market |

Notes:

1. Trading venue: the trading venue for 12 PetroChina 03, 16 PetroChina 02, 16 PetroChina 04 and 16 PetroChina 06 is the Shanghai Stock Exchange, and the trading venue for 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 22 PetroChina GN001 and 22 PetroChina GN002 is the national inter-bank bond market.

2. Repayment of principal and payment of interest: for 12 PetroChina 03, 16 PetroChina 02, 16 PetroChina 04, 16 PetroChina 06, 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 22 PetroChina GN001 and 22 PetroChina GN002 payment of interests shall be made annually, and one lump sum repayment of principal shall be made at maturity.

3. Interest Payment and Redemption: during the reporting period, the interest and the redemption part of 13 PetroChina 02, 20 PetroChina MTN001 and 20 PetroChina MTN002 were duly paid; the interest of 16 PetroChina 02, 16 PetroChina 04, 16 PetroChina 06, 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 22 PetroChina GN001 and 22 PetroChina GN002 were duly paid.

4. Investor suitability arrangements: 12 PetroChina 03 are offered and traded publicly to public investors (ordinary investors); 16 PetroChina 02, 16 PetroChina 04 and 16 PetroChina 06 are offered and traded publicly to qualified investors (professional investors); 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 22 PetroChina GN001 and 22 PetroChina GN002 are offered and traded publicly to institutional investors in the national inter-bank bond market.

5. Applicable trading mechanisms: matching transaction, click transaction, inquiry transaction, bidding transaction and negotiation transaction at Shanghai Stock Exchange are applicable to 12 PetroChina 03, 16 PetroChina 02, 16 PetroChina 04 and 16 PetroChina 06; circulation and transfer in the national inter-bank bond market are applicable to 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 22 PetroChina GN001 and 22 PetroChina GN002.

6. Triggering and implementation of special clauses: 19 PetroChina MTN001 and 19 PetroChina MTN002 are attached with the option of the issuer to adjust the coupon rate and the put option of the investors by the end of the third year. Relevant clauses have not been triggered during the reporting period.

7. The bonds issued by the Company were not overdue and there is no risk of termination of listing and trading of the bonds issued by the Company.

058 2. Information on Follow-up Credit Rating of Bonds During the reporting period, no adjustment was made by the credit rating agencies to the credit rating of the Company or bonds. 3. Credit Enhancement Mechanism, Debt Repayment Plan and Safeguard Measures for Debt Repayment During the reporting period, the credit enhancement mechanism, debt repayment plan and the safeguard measures for debt repayment are consistent with the provisions and relevant undertakings set out in the offering circular, without any change made thereto. 4. Mortgage, Pledge, Seizure, Freezing, Conditional Realisation, Impossible Realisation, Impossible Use to Offset Debts and Other Situations and Arrangements under Which Rights Are Restricted Relating to Assets As at the end of the reporting period, there was no material restriction on the Company's assets. 5. Major Accounting Data and Financial Indicators Relating to Corporate Bonds Items June 30, 2023 December 31, 2022 Liquidity ratio 0.95 0.98 Quick ratio 0.71 0.71 Asset-liability ratio (%) 41.60 42.54 Note: The asset-liability ratio was calculated as total liabilities divided by total assets at the end of each period. Items For the First Half of 2023 For the First Half of 2022 Earnings before interest, taxes, depreciation and amortization (EBITDA) (RMB million) 246,938 230,839 Net profit after deducting non-recurring profit items (RMB million) 96,669 98,218 Net cash flow used for investing activities (RMB million) (119,409) (89,706) Net cash flow used for financing activities (RMB million) (78,692) (26,141) Balance of cash and cash equivalents at the end of the period (RMB million) 219,173 221,155 EBITDA-to-Debt 0.82 0.69 Debt service coverage ratio 19.36 25.85 Cash debt service coverage ratio 32.28 34.50 EBITDA interest coverage ratio 35.69 46.63 Loan repayment ratio (%) 100 100 Interest coverage ratio (%) 100 100 Note: According to the requirements of Interpretation No.16, the Company retroactively adjusted initial retained earnings and other related financial statement items at the beginning of the period. For details, please refer to the note 4(31) under the financial statements prepared in accordance with CAS.

PetroChina
FINANCIAL STATEMENTS 059

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
# AS OF JUNE 30, 2023

(All amounts in RMB millions unless otherwise stated)

| ASSETS | Notes | June 30, 2023 The Group | December 31, 2022 The Group | June 30, 2023 The Company | December 31, 2022 The Company |
|---|---|---|---|---|---|
| Current assets | | | | | |
| Cash at bank and on hand | 7 | 262,554 | 225,049 | 88,017 | 72,308 |
| Financial assets at fair value through profit or loss | | 5,815 | 3,876 | - | - |
| Derivative financial assets | 8 | 15,007 | 21,133 | 108 | 192 |
| Accounts receivable | 9 | 81,361 | 72,028 | 17,691 | 17,969 |
| Receivables financing | 10 | 8,815 | 4,376 | 8,584 | 4,164 |
| Advances to suppliers | 11 | 24,237 | 13,920 | 14,436 | 9,365 |
| Other receivables | 12 | 39,166 | 45,849 | 13,406 | 9,410 |
| Inventories | 13 | 168,162 | 167,751 | 107,551 | 109,354 |
| Other current assets | 14 | 55,306 | 59,885 | 41,241 | 45,204 |
| Total current assets | | 660,423 | 613,867 | 291,034 | 267,966 |
| Non-current assets | | | | | |
| Investments in other equity instruments | 15 | 883 | 950 | 215 | 333 |
| Long-term equity investments | 16 | 279,101 | 269,671 | 480,851 | 471,795 |
| Fixed assets | 17 | 456,463 | 463,027 | 305,533 | 307,660 |
| Oil and gas properties | 18 | 815,212 | 832,610 | 620,218 | 628,338 |
| Construction in progress | 19 | 199,049 | 196,876 | 119,582 | 123,486 |
| Right-of-use assets | 20 | 128,606 | 132,735 | 55,881 | 58,000 |
| Intangible assets | 21 | 92,999 | 92,960 | 69,871 | 70,193 |
| Goodwill | 22 | 7,561 | 7,317 | 69 | 52 |
| Long-term prepaid expenses | 23 | 12,563 | 10,388 | 9,589 | 7,384 |
| Deferred tax assets | 37 | 17,561 | 16,293 | - | - |
| Other non-current assets | 24 | 49,120 | 33,651 | 17,492 | 11,701 |
| Total non-current assets | | 2,059,118 | 2,056,478 | 1,679,301 | 1,678,942 |
| TOTAL ASSETS | | 2,719,541 | 2,670,345 | 1,970,335 | 1,946,908 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Director and President | Chief Financial Officer |
|---|---|---|
| Dai Houliang | Huang Yongzhang | Wang Hua |

060 ▶▶ FINANCIAL STATEMENTS
2023 INTERIM REPORT

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
# AS OF JUNE 30, 2023 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

| LIABILITIES AND SHAREHOLDERS' EQUITY | Notes | June 30, 2023 The Group | December 31, 2022 The Group | June 30, 2023 The Company | December 31, 2022 The Company |
|---|---|---|---|---|---|
| Current liabilities | | | | | |
| Short-term borrowings | 26 | 50,543 | 38,375 | 18,712 | 17,255 |
| Financial liabilities at fair value through profit or loss | | 4,258 | 1,698 | - | - |
| Derivative financial liabilities | 8 | 7,822 | 11,146 | 55 | - |
| Notes payable | 27 | 17,995 | 15,630 | 17,725 | 15,213 |
| Accounts payable | 28 | 254,509 | 289,117 | 94,602 | 121,220 |
| Contracts liabilities | 29 | 75,614 | 77,337 | 57,023 | 55,861 |
| Employee compensation payable | 30 | 18,339 | 9,385 | 15,130 | 6,817 |
| Taxes payable | 31 | 46,063 | 53,514 | 27,012 | 34,512 |
| Other payables | 32 | 90,612 | 41,542 | 153,227 | 99,302 |
| Current portion of non-current liabilities | 33 | 119,138 | 70,561 | 94,380 | 53,157 |
| Other current liabilities | | 11,657 | 15,958 | 5,772 | 10,572 |
| Total current liabilities | | 696,550 | 624,263 | 483,638 | 413,909 |
| Non-current liabilities | | | | | |
| Long-term borrowings | 34 | 123,139 | 169,630 | 47,053 | 90,743 |
| Debentures payable | 35 | 17,101 | 52,848 | 13,500 | 49,380 |
| Lease liabilities | 20 | 115,813 | 118,200 | 43,479 | 44,700 |
| Provisions | 36 | 145,976 | 142,081 | 107,083 | 104,553 |
| Deferred tax liabilities | 37 | 24,752 | 21,313 | 1,909 | 328 |
| Other non-current liabilities | | 7,910 | 7,594 | 3,992 | 4,302 |
| Total non-current liabilities | | 434,691 | 511,666 | 217,016 | 294,006 |
| Total liabilities | | 1,131,241 | 1,135,929 | 700,654 | 707,915 |
| Shareholders' equity | | | | | |
| Share capital | 38 | 183,021 | 183,021 | 183,021 | 183,021 |
| Capital surplus | 39 | 122,885 | 123,612 | 122,993 | 123,486 |
| Special reserve | | 10,470 | 8,490 | 6,252 | 4,620 |
| Other comprehensive income | 58 | (18,074) | (19,062) | 1,037 | 720 |
| Surplus reserves | 40 | 224,570 | 224,570 | 213,478 | 213,478 |
| Undistributed profits | 41 | 890,319 | 845,258 | 742,900 | 713,668 |
| Equity attributable to equity holders of the Company | | 1,413,191 | 1,365,889 | 1,269,681 | 1,238,993 |
| Non-controlling interests | 42 | 175,109 | 168,527 | - | - |
| Total shareholders' equity | | 1,588,300 | 1,534,416 | 1,269,681 | 1,238,993 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | 2,719,541 | 2,670,345 | 1,970,335 | 1,946,908 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Director and President | Chief Financial Officer |
|---|---|---|
| Dai Houliang | Huang Yongzhang | Wang Hua |

PetroChina
FINANCIAL STATEMENTS 061

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED AND COMPANY INCOME STATEMENTS
# FOR THE SIX MONTHS ENDED JUNE 30, 2023

(All amounts in RMB millions unless otherwise stated)

| Items | Notes | For the six months ended June 30, 2023 The Group | For the six months ended June 30, 2022 The Group | For the six months ended June 30, 2023 The Company | For the six months ended June 30, 2022 The Company |
|---|---|---|---|---|---|
| Operating income | 43 | 1,479,871 | 1,614,621 | 886,681 | 831,767 |
| Less: Cost of sales | 43 | (1,164,467) | (1,263,447) | (684,195) | (617,333) |
| Taxes and surcharges | 44 | (129,856) | (140,600) | (98,667) | (106,595) |
| Selling expenses | 45 | (32,001) | (32,772) | (22,148) | (22,545) |
| General and administrative expenses | 46 | (26,121) | (24,344) | (16,014) | (14,747) |
| Research and development expenses | 47 | (9,651) | (9,142) | (8,127) | (7,674) |
| Finance expenses | 48 | (9,188) | (9,184) | (6,672) | (6,694) |
| Including: Interest expenses | | (12,184) | (9,644) | (7,500) | (7,181) |
| Interest income | | 3,597 | 1,375 | 860 | 470 |
| Add: Other income | 49 | 8,371 | 6,406 | 7,883 | 6,154 |
| Investment income | 50 | 6,696 | (4,380) | 21,692 | 23,184 |
| Including: Income from investment in associates and joint ventures | | 9,667 | 8,104 | 6,726 | 6,107 |
| Gains/(Losses) from changes in fair value | 51 | 1,659 | (8,432) | (37) | - |
| Credit impairment reversal/(losses) | 52 | 413 | (503) | (28) | (45) |
| Asset impairment losses | 53 | (1,461) | (567) | (6) | (25) |
| Gains on asset disposal | 54 | 148 | 349 | 123 | 257 |
| Operating profit | | 124,413 | 128,005 | 80,485 | 85,704 |
| Add: Non-operating income | 55(a) | 1,052 | 1,061 | 679 | 902 |
| Less: Non-operating expenses | 55(b) | (3,712) | (10,734) | (3,424) | (8,382) |
| Profit before taxation | | 121,753 | 118,332 | 77,740 | 78,224 |
| Less: Taxation | 56 | (27,170) | (27,382) | (8,290) | (9,426) |
| Net profit | | 94,583 | 90,950 | 69,450 | 68,798 |
| Classified by continuity of operations: | | | | | |
| Net profit from continuous operation | | 94,583 | 90,950 | 69,450 | 68,798 |
| Net profit from discontinued operation | | - | - | - | - |
| Classified by ownership: | | | | | |
| Shareholders of the Company | | 85,276 | 81,624 | 69,450 | 68,798 |
| Non-controlling interests | | 9,307 | 9,326 | - | - |
| Other comprehensive income, net of tax | 58 | 4,026 | 11,806 | 317 | 148 |
| Other comprehensive income (net of tax) attributable to equity holders of the Company | | 1,109 | 8,687 | 317 | 148 |
| (1) Item that will not be reclassified to profit or loss: | | | | | |
| Changes in fair value of investments in other equity instruments | | 56 | (89) | (82) | (23) |
| (2) Items that may be reclassified to profit or loss: | | | | | |
| Other comprehensive income recognised under equity method | | 379 | 223 | 461 | 171 |
| Cash flow hedges | | (2,738) | 6,639 | (62) | - |
| Translation differences arising from translation of foreign currency financial statements | | 3,412 | 1,914 | - | - |
| Other comprehensive income (net of tax) attributable to non-controlling interests | | 2,917 | 3,119 | - | - |
| Total comprehensive income | | 98,609 | 102,756 | 69,767 | 68,946 |
| Attributable to: | | | | | |
| Equity holders of the Company | | 86,385 | 90,311 | 69,767 | 68,946 |
| Non-controlling interests | | 12,224 | 12,445 | - | - |
| Earnings per share | | | | | |
| Basic earnings per share (RMB Yuan) | 57 | 0.47 | 0.45 | 0.38 | 0.38 |
| Diluted earnings per share (RMB Yuan) | 57 | 0.47 | 0.45 | 0.38 | 0.38 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Director and President | Chief Financial Officer |
|---|---|---|
| Dai Houliang | Huang Yongzhang | Wang Hua |

062 ▸▸ FINANCIAL STATEMENTS
2023 INTERIM REPORT

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
# FOR THE SIX MONTHS ENDED JUNE 30, 2023

(All amounts in RMB millions unless otherwise stated)

| Items | Notes | For the six months ended June 30, 2023 The Group | For the six months ended June 30, 2022 The Group | For the six months ended June 30, 2023 The Company | For the six months ended June 30, 2022 The Company |
|---|---|---|---|---|---|
| Cash flows from operating activities | | | | | |
| Cash received from sales of goods and rendering of services | | 1,551,276 | 1,633,397 | 961,492 | 924,079 |
| Cash received relating to other operating activities | | 50,361 | 119,395 | 8,200 | 6,672 |
| Sub-total of cash inflows | | 1,601,637 | 1,752,792 | 969,692 | 930,751 |
| Cash paid for goods and services | | (1,042,933) | (1,101,917) | (607,179) | (567,652) |
| Cash paid to and on behalf of employees | | (70,179) | (66,661) | (50,565) | (48,163) |
| Payments of various taxes | | (203,200) | (233,126) | (138,756) | (156,152) |
| Cash paid relating to other operating activities | | (63,619) | (155,027) | (14,816) | (19,968) |
| Sub-total of cash outflows | | (1,379,931) | (1,556,731) | (811,316) | (791,935) |
| Net cash flows from operating activities | 60(a) | 221,706 | 196,061 | 158,376 | 138,816 |
| Cash flows from investing activities | | | | | |
| Cash received from disposal of investments | | 24,669 | 21,796 | 5,556 | 2,911 |
| Cash received from returns on investments | | 5,226 | 4,687 | 26,838 | 33,015 |
| Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets | | 372 | 247 | 333 | 142 |
| Net cash received from disposal of subsidiaries and other business units | | 80 | 3,849 | - | 386 |
| Sub-total of cash inflows | | 30,347 | 30,579 | 32,727 | 36,454 |
| Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets | | (112,418) | (102,278) | (82,171) | (68,638) |
| Cash paid to acquire investments | | (37,155) | (17,705) | (7,304) | (4,364) |
| Net cash paid for the acquisition of subsidiaries and other business entities | | (183) | (302) | - | - |
| Sub-total of cash outflows | | (149,756) | (120,285) | (89,475) | (73,002) |
| Net cash flows used for investing activities | | (119,409) | (89,706) | (56,748) | (36,548) |
| Cash flows from financing activities | | | | | |
| Cash received from capital contributions | | 229 | 237 | - | - |
| Including: Cash received from non-controlling interests' capital contributions to subsidiaries | | 229 | 237 | - | - |
| Cash received from borrowings | | 345,092 | 436,624 | 34,837 | 82,195 |
| Sub-total of cash inflows | | 345,321 | 436,861 | 34,837 | 82,195 |
| Cash repayments of borrowings | | (371,433) | (445,469) | (72,515) | (88,789) |
| Cash payments for interest expenses and distribution of dividends or profits | | (46,794) | (10,641) | (43,645) | (7,852) |
| Including: Subsidiaries' cash payments for distribution of dividends or profits to non-controlling interests | | (3,006) | (2,520) | - | - |
| Cash payments relating to other financing activities | | (5,786) | (6,892) | (3,096) | (2,912) |
| Sub-total of cash outflows | | (424,013) | (463,002) | (119,256) | (99,553) |
| Net cash flows used for financing activities | | (78,692) | (26,141) | (84,419) | (17,358) |
| Effect of foreign exchange rate changes on cash and cash equivalents | | 4,378 | 4,152 | - | - |
| Net Increase in cash and cash equivalents | 60(b) | 27,983 | 84,366 | 17,209 | 84,910 |
| Add: Cash and cash equivalents at the beginning of the period | | 191,190 | 136,789 | 68,808 | 31,955 |
| Cash and cash equivalents at the end of the period | 60(c) | 219,173 | 221,155 | 86,017 | 116,865 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Director and President | Chief Financial Officer |
|---|---|---|
| Dai Houliang | Huang Yongzhang | Wang Hua |

PetroChina
FINANCIAL STATEMENTS ▸▸ 063

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
# FOR THE SIX MONTHS ENDED JUNE 30, 2023

(All amounts in RMB millions unless otherwise stated)

| | Shareholders' equity attributable to the Company | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Items | Share capital | Capital surplus | Special reserve | Other comprehensive income | Surplus reserves | Undistributed profits | Sub-total | Non-controlling interests | Total shareholders' equity |
| Balance at December 31, 2021 | 183,021 | 127,375 | 9,231 | (34,737) | 211,970 | 766,955 | 1,263,815 | 145,309 | 1,409,124 |
| Change in accounting policy (Note 4(31)) | - | - | - | - | (302) | (2,751) | (3,053) | - | (3,053) |
| Balance at January 1, 2022 | 183,021 | 127,375 | 9,231 | (34,737) | 211,668 | 764,204 | 1,260,762 | 145,309 | 1,406,071 |
| Changes in the six months ended June 30, 2022 | | | | | | | | | |
| Total comprehensive income | - | - | - | 8,687 | - | 81,624 | 90,311 | 12,445 | 102,756 |
| Special reserve-safety fund reserve | | | | | | | | | |
| Appropriation | - | - | 2,642 | - | - | - | 2,642 | 130 | 2,772 |
| Utilisation | - | - | (720) | - | - | - | (720) | (54) | (774) |
| Profit distribution | | | | | | | | | |
| Distribution to shareholders | - | - | - | - | - | (17,610) | (17,610) | (7,261) | (24,871) |
| Other equity movement | | | | | | | | | |
| Capital contribution from non-controlling interests | - | - | - | - | - | - | - | 10,256 | 10,256 |
| Acquisition of subsidiaries | - | - | - | - | - | - | - | 62 | 62 |
| Others | - | (4,334) | - | 5 | - | (5) | (4,334) | 9 | (4,325) |
| Balance at June 30, 2022 | 183,021 | 123,041 | 11,153 | (26,045) | 211,668 | 828,213 | 1,331,051 | 160,896 | 1,491,947 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Director and President | Chief Financial Officer |
|---|---|---|
| Dai Houliang | Huang Yongzhang | Wang Hua |

064 ▸▸ FINANCIAL STATEMENTS
2023 INTERIM REPORT

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2023 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

| Items | Shareholders' equity attributable to the Company | | | | | | | Non-controlling interests | Total shareholders' equity |
|---|---|---|---|---|---|---|---|---|---|
| | Share capital | Capital surplus | Special reserve | Other comprehensive income | Surplus reserves | Undistributed profits | Sub-total | | |
| Balance at December 31, 2022 (before adjustment) | 183,021 | 123,612 | 8,490 | (19,062) | 224,957 | 848,558 | 1,369,576 | 168,527 | 1,538,103 |
| Change in accounting policy (Note 4(31)) | - | - | - | - | (387) | (3,300) | (3,687) | - | (3,687) |
| Balance at December 31, 2022 (adjusted) | 183,021 | 123,612 | 8,490 | (19,062) | 224,570 | 845,258 | 1,365,889 | 168,527 | 1,534,416 |
| Balance at January 1, 2023 | 183,021 | 123,612 | 8,490 | (19,062) | 224,570 | 845,258 | 1,365,889 | 168,527 | 1,534,416 |
| Changes in the six months ended June 30, 2023 | | | | | | | | | |
| Total comprehensive income | - | - | - | 1,109 | - | 85,276 | 86,385 | 12,224 | 98,609 |
| Special reserve-safety fund reserve | | | | | | | | | |
| Appropriation | - | - | 3,541 | - | - | - | 3,541 | 139 | 3,680 |
| Utilisation | - | - | (1,561) | - | - | - | (1,561) | (62) | (1,623) |
| Profit distribution | | | | | | | | | |
| Distribution to shareholders | - | - | - | - | - | (40,265) | (40,265) | (6,030) | (46,295) |
| Other equity movement | | | | | | | | | |
| Capital contribution from non-controlling interests | - | - | - | - | - | - | - | 385 | 385 |
| Acquisition of subsidiaries | - | - | - | - | - | - | - | 6 | 6 |
| Disposal of subsidiaries | - | - | - | - | - | - | - | (56) | (56) |
| Others | - | (727) | - | (121) | - | 50 | (798) | (24) | (822) |
| Balance at June 30, 2023 | 183,021 | 122,885 | 10,470 | (18,074) | 224,570 | 890,319 | 1,413,191 | 175,109 | 1,588,300 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Director and President | Chief Financial Officer |
|---|---|---|
| Dai Houliang | Huang Yongzhang | Wang Hua |

PetroChina

FINANCIAL STATEMENTS ▸▸ 065

# PETROCHINA COMPANY LIMITED
# UNAUDITED COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
# FOR THE SIX MONTHS ENDED JUNE 30, 2023

(All amounts in RMB millions unless otherwise stated)

| Items | Share capital | Capital surplus | Special reserve | Other comprehensive income | Surplus reserves | Undistributed profits | Total share-holders' equity |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2021 | 183,021 | 127,207 | 4,829 | 250 | 200,878 | 654,956 | 1,171,141 |
| Change in accounting policy (Note 4(31)) | - | - | - | - | (302) | (2,718) | (3,020) |
| Balance at January 1, 2022 | 183,021 | 127,207 | 4,829 | 250 | 200,576 | 652,238 | 1,168,121 |
| Changes in the six months ended June 30, 2022 | | | | | | | |
| Total comprehensive income | - | - | - | 148 | - | 68,798 | 68,946 |
| Special reserve-safety fund reserve | | | | | | | |
| Appropriation | - | - | 1,975 | - | - | - | 1,975 |
| Utilisation | - | - | (456) | - | - | - | (456) |
| Profit distribution | | | | | | | |
| Distribution to shareholders | - | - | - | - | - | (17,610) | (17,610) |
| Others | - | (4,280) | - | - | - | - | (4,280) |
| Balance at June 30, 2022 | 183,021 | 122,927 | 6,348 | 398 | 200,576 | 703,426 | 1,216,696 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Director and President | Chief Financial Officer |
|---|---|---|
| Dai Houliang | Huang Yongzhang | Wang Hua |

066 ▸▸ FINANCIAL STATEMENTS
2023 INTERIM REPORT

# PETROCHINA COMPANY LIMITED
## UNAUDITED COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2023 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

| Items | Share capital | Capital surplus | Special reserve | Other comprehensive income | Surplus reserves | Undistributed profits | Total shareholders' equity |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2022 (before adjustment) | 183,021 | 123,486 | 4,620 | 720 | 213,865 | 717,152 | 1,242,864 |
| Change in accounting policy (Note 4(31)) | - | - | - | - | (387) | (3,484) | (3,871) |
| Balance at December 31, 2022 (adjusted) | 183,021 | 123,486 | 4,620 | 720 | 213,478 | 713,668 | 1,238,993 |
| Balance at January 1, 2023 | 183,021 | 123,486 | 4,620 | 720 | 213,478 | 713,668 | 1,238,993 |
| Changes in the six months ended June 30, 2023 | | | | | | | |
| Total comprehensive income | - | - | - | 317 | - | 69,450 | 69,767 |
| Special reserve-safety fund reserve | | | | | | | |
| Appropriation | - | - | 2,651 | - | - | - | 2,651 |
| Utilisation | - | - | (1,019) | - | - | - | (1,019) |
| Profit distribution | | | | | | | |
| Distribution to shareholders | - | - | - | - | - | (40,265) | (40,265) |
| Others | - | (493) | - | - | - | 47 | (446) |
| Balance at June 30, 2023 | 183,021 | 122,993 | 6,252 | 1,037 | 213,478 | 742,900 | 1,269,681 |

The accompanying notes form an integral part of these financial statements.

Chairman
Dai Houliang

Director and President
Huang Yongzhang

Chief Financial Officer
Wang Hua

067 1 COMPANY BACKGROUND PetroChina Company Limited (the "Company") was established as a joint stock company with limited liability on November 5, 1999 by [] (China National Petroleum Corporation ("CNPC")) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 "Reply on the approval of the establishment of PetroChina Company Limited" from the former State Economic and Trade Commission of the People's Republic of China ("China" or "PRC"). CNPC restructured ("the Restructuring") and injected its core business and the related assets and liabilities into the Company. [] was renamed [] ("CNPC"before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the "Group". The Group is principally engaged in (i) the exploration, development, transportation and production and marketing of crude oil and natural gas, and new energy business; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products, and new materials business; (iii) the marketing of refined products and non-oil products, and trading business; and (iv) the transportation of natural gas and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1). The financial statements were approved by the Board of Directors on August 30, 2023. 2 BASIS OF PREPARATION The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the "MOF") and other regulations issued thereafter (hereafter referred to as the "Accounting Standard for Business Enterprises", "China Accounting Standards" or "CAS"). The financial statements have been prepared on the going concern basis. These financial statements also comply with the disclosure requirements of the financial statements and notes of "Regulation on the Preparation of Information Disclosures by Companies Issuing Securities, No.15: General Requirements for Financial Reports" as revised by the China Securities Regulatory Commission ("CSRC") in 2014. 3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES The consolidated and the Company's financial statements for the six months ended June 30, 2023 truly and completely present the financial position of the Group and the Company as of June 30, 2023 and their financial performance and their cash flows for the six months then ended in compliance with the Accounting Standards for Business Enterprises.

068 4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (1) Accounting Period The accounting period of the Group starts on January 1 and ends on December 31. (2) Operating Cycle The Group takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle. (3) Recording Currency The recording currency of the Company and most of its subsidiaries is Renminbi ("RMB"). The Group's consolidated financial statements are presented in RMB. (4) Measurement Properties Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value. (5) Foreign Currency Translation (a) Foreign currency transactions Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions. Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

069 (b) Translation of financial statements represented in foreign currency Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings and the translation differences in other comprehensive income. Income and expenses for each income statement of the foreign operations are translated into RMB at the exchange rates or the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement. (6) Cash and Cash Equivalents Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. (7) Financial Instrument Financial instruments include cash at bank and on hand, financial assets at fair value through profit or loss, derivative financial assets, accounts receivables, equity securities other than those classified as long-term equity investments, accounts payables, derivative financial liabilities, borrowings, debentures payable and share capital, etc. (a) Recognition and initial measurement of financial assets and financial liabilities A financial asset or financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument. A financial asset (unless it is an accounts receivable without a significant financing component) and financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. A trade receivable, without significant financing component or practical expedient applied for one year or less contracts is initially measured at the transaction price according to Note 4(22).

070 (b) Classification and subsequent measurement of financial assets (i) Classification of the financial assets held by the Group The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortised cost, at fair value through other comprehensive income ("FVOCI"), or at fair value through profit or loss ("FVTPL"). Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model. A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL ? it is held within a business model whose objective is to collect contractual cash flows; its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to designate it as a financial assets at FVOCI. This election is made on an investment-by-investment basis, and from the perspective of the issuer, related investment is in line with the definition of equity instruments.

071 All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. The business model in which a financial asset is managed refers to how the Group manages its financial assets in order to generate cash flows. That is, the Group's business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets, or both. The Group determines the business model for managing financial assets according to the facts and based on the specific business objectives for the managing the financial assets determined by the Group's key management personnel. In assessing whether the contractual cash flows are solely payments of principal and interest on the principal amount outstanding, the Group considers the contractual cash flow characteristics of the instrument. For the purposes of this assessment, "principal" is defined as the fair value of the financial assets at initial recognition. "Interest" is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. (ii) Subsequent measurement of the financial assets Financial assets at FVTPL: These financial assets are subsequently measured at fair value. Gains and losses, including any interest or dividend income, are recognised in profit or loss, unless the financial assets are a part of hedging relationship. Financial assets measured at amortised cost: These assets are subsequently measured at amortised cost using the effective interest method. Gains or losses on financial assets that are measured at amortised cost and are not a part of any hedging relationship shall be recognised in profit or loss when the financial asset is derecognised, through the amortisation process or in order to recognise impairment gains or losses. Debt investments at FVOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

072 Equity investments at FVOCI: These assets are subsequently measured at fair value. Dividends are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to retained earnings. (c) Classification and subsequent measurement of financial liabilities Financial liabilities are classified as measured at FVTPL or amortised cost. Financial liabilities at FVTPL: A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition. Financial liabilities at FVTPL are subsequently measured at fair value. Gains and losses, including any interest expense, are recognised in profit or loss, unless the financial liabilities are part of a hedging relationship. Financial liabilities at amortised cost: Other financial liabilities are subsequently measured at amortised cost using the effective interest method. (d) Offsetting Financial assets and financial liabilities are generally presented separately in the balance sheet, and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied: the Group currently has a legally enforceable right to set off the recognised amounts; the Group intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously.

073 (e) Derecognition of financial assets and financial liabilities Financial asset is derecognised when one of the following conditions is met: the Group's contractual rights to the cash flows from the financial asset expire; the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset. Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss: the carrying amount of the financial asset transferred measured at the date of derecognition; the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognised directly in other comprehensive income for the part derecognised. The Group derecognises a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished, the difference between the carrying amount extinguished and the consideration paid is recognised in profit or loss. (f) Impairment The Group recognises loss allowances for expected credit loss ("ECL") on financial assets measured at amortised cost , contract assets and debt investments measured at FVOCI. Financial assets measured at fair value, including debt investments or equity investments at FVTPL, equity investments designated at FVOCI and derivative financial assets, are not subject to the ECL assessment.

074 (i) Measurement of ECLs ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the group is exposed to credit risk. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months). Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date. Except for trade receivables and contract assets, the Group measures loss allowance at an amount equal to 12-month ECL for the following financial instruments that have low credit risk for which credit risk has not increased significantly since initial recognition, and at an amount equal to lifetime ECL for trade receivables and contract assets. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information. (ii) Financial instruments that have low credit risk The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. (iii) Significant increases in credit risk In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

075 (iv) Credit-impaired financial assets At each balance sheet date, the Group assesses whether financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data: significant financial difficulty of the borrower or issuer; a breach of contract, such as a default or delinquency in interest or principal payments; for economic or contractual reasons relating to the borrower's financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider; it is probable that the borrower will enter bankruptcy or other financial reorganisation; or the disappearance of an active market for that financial asset because of financial difficulties. (v) Presentation of allowance for ECL ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument's credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognised in other comprehensive income. (vi) Write-off The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, according to the Group's procedures for recovery of amounts due, financial assets that are written off could still be subject to enforcement activities. Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

076 (g) Determination of financial instruments' fair value Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value. When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach. (h) Derivative financial instruments and hedge accounting Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting. Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities. Hedged items are the items that expose the Group to risks of changes in future fair value or future cash flows and that are designated as being hedged and that must be reliably measurable. The Group's hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc. A hedging instrument is a designated derivative whose changes in future fair value or cash flows are expected to offset changes in the fair value or the cash flows of the hedged item. The hedging relationship meets all of the following hedge effectiveness requirements: (i) There is an economic relationship between the hedged item and the hedging instrument, which share a risk and that gives rise to opposite changes in fair value that tend to offset each other. (ii) The effect of credit risk does not dominate the value changes that result from that economic relationship. (iii) The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

077 Cash flow hedges Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the amount of cash flow hedges reserve is the lower of the following two absolute amounts: The cumulative gain or loss on the hedging instrument from inception of the hedge; The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge. The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income. The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss. The amount that has been accumulated in the cash flow hedge reserve shall be accounted for as follows ? If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss. If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss.

078 In case of the following circumstances, the Group discontinues the use of hedge accounting: when the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie. the entity no longer pursues that risk management objective); or when a hedging instrument expires or is sold, terminated, exercised; or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship; or no longer meets the criteria for hedge accounting. When the Group discontinues hedge accounting for a cash flow hedge, it shall account for the amount that has been accumulated in the cash flow hedge reserve as follows: If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. (8) Inventories Inventories include crude oil and other raw materials, work in progress, finished goods and spare parts and consumables, and are measured at the lower of cost and net realisable value. Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other expenditure incurred in bringing the inventories to their present location and condition. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour costs and an appropriate allocation of production overheads. Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Spare parts and consumables include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

079 Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the inventory held to satisfy sales or service contracts is measured based on the contract price, to the extent of the quantities specified in sales contracts, and the excess portion of inventories is measured based on general selling prices. The Group adopts perpetual inventory system. (9) Long-term Equity Investments and Joint Operations Long-term equity investments comprise the Company's equity investments in subsidiaries, and the Group's equity investments in joint ventures and associates. Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders' equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as initial cost of the investment on the acquisition date. For a long-term equity investment obtained through a business combination not involving entities under common control, the initial cost comprises the aggregate of the fair value of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued. (a) Subsidiaries Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements. Long-term equity investments accounted for at cost are measured at the initial investment cost unless the investment is classified as held for sale. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement. A listing of the Group's principal subsidiaries is set out in Note 6(1).

080 (b) Joint ventures and associates Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies. The term "joint control" refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control. The term "significant influence" refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties. The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee's net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee's net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly. Under the equity method accounting, the Group's share of its investees' post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group's share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner's equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group's equity, provided that the share interest of the investee remained unchanged. The share of the investee's profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group's interests in the investees, on the basis of which the investment income or losses are recognised. The unrealised loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated. If the Group invests a business to investee as a long-term equity investment but not obtain control, the fair value of the invested business shall be used as the initial investment cost of the long-term equity investment. The difference between the carrying amount of the initial cost of the investment and the invested business is recognised in profit or loss.

081 (c) Impairment of long-term equity investments For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered. (d) Joint Operations A joint operation is an arrangement whereby the Group and other joint operators have joint control and the Group has rights to the assets and obligation for the liabilities, relating to the arrangement. The Group recognises items related to its interest in a joint operation as follows: its solely-held assets, and its share of any assets held jointly; its solely-assumed liabilities, and its share of any liabilities incurred jointly; its revenue from the sale of its share of the output arising from the joint operation; its share of the revenue from the sale of the output by the joint operation; its solely-incurred expenses, and its share of any expenses incurred jointly. (10) Fixed Assets Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets. Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred. Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

082 The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows: Estimated useful lives Estimated residual value ratio % Annual depreciation rate % Buildings 8 to 40 years 5 2.4 to 11.9 Equipment and Machinery 4 to 30 years 3 to 5 3.2 to 24.3 Motor Vehicles 4 to 14 years 5 6.8 to 23.8 Others 5 to 12 years 5 7.9 to 19.0 The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its recoverable amount (Note 4(16)). The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period. (11) Oil and Gas Properties Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities. The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss. The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses. The carrying amount of oil and gas properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset (or asset group, the same below) (Note 4(16)).

083 (12) Construction in Progress Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government supervision regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. The Group sells the products or by-products produced before the fixed assets reach the scheduled useable state, or in the research and development process, which be determined as trial operation sales. Related income and cost is present respectively in financial statements according to the daily activities and non-routine activities. Belongs to daily activities, in "Operating income" and "Cost of sales" project list, belongs to non-routine activities, shown in "Gains on asset disposal" and other projects.

084 (13) Intangible Assets and Goodwill Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets. Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets. The franchise is initially recorded at actual cost, and amortised using the straight-line method over estimated useful lives of gas station. Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives. The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end. The initial cost of goodwill represents the excess of cost of acquisition over the acquirer's interest in the fair value of the identifiable net assets of the acquiree under a business combination not involving entities under common control. Goodwill is not amortised and is stated in the balance sheet at cost less accumulated impairment losses (Note 4(16)). On disposal of an asset group or a set of asset groups, any attributable goodwill is written off and included in the calculation of the profit or loss on disposal. (14) Research and Development Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously: In respect of the technology, it is feasible to finish the intangible asset for use or sale; It is intended by management to finish and use or sell the intangible asset; It is able to prove that the intangible asset is to generate economic benefits; With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and The costs attributable to the development of the intangible asset can be reliably measured.

085 Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised. (15) Long-term Prepaid Expenses Long-term prepaid expenses are the expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation. (16) Impairment of Non-current Assets Fixed assets, oil and gas properties except for mineral interests in unproved properties, construction in progress, intangible assets with finite useful life, long-term equity investments, long-term prepaid expenses and right-of-use assets are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow. The goodwill, presented separately in financial statements, is allocated to each asset group or set of asset groups, which is expected to benefit from the synergies of the combination for the purpose of impairment testing, and should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded. The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions. Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

086 (17) Borrowing Costs Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are recognised as financial expense. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed. For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment. Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing. (18) Employee Compensation (a) Short-term benefits Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate. (b) Post-employment benefits-Defined Contribution Plans Pursuant to the relevant laws and regulations of the People's Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

087 In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above. (19) Government grants Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group. A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at fair value. Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss in a reasonable and systematic manner within the useful life of the relevant assets. A grant that compensates the Group for expenses or losses to be incurred in the future is recognised initially as deferred income, and recognised in profit or loss or released to relevant cost in the period in which the expenses or losses are recognised. A grant that compensates the Group for expenses or losses already incurred is recognised to profit or loss or released to related cost immediately. Government grants related to daily activities are recognised in other income or written down the related cost and expenses according to the nature of business activities. Government grants related to non-daily activities are recognised in non-operating income or expenses. (20) Provisions Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated. Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

088 Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties. Due to technological progress, legal requirements or changes in the market environment, changes in the provisions caused by changes in the amount of expenditure, estimated time of retirement obligations, discount rate, etc., may occur in fulfilling the retirement obligation. For an increase in provisions, the cost of oil and gas properties will be increased accordingly; for a decrease in provisions, the cost of oil and gas properties will be deducted within the limit of the carrying amount of assets related to decommissioning expenses. If a decrease in the provision exceeds the carrying amount of the oil and gas properties recognised corresponding to the provision, the excess shall be recognised immediately in profit or loss. If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred. (21) Income tax Current and deferred taxes are recognised in profit or loss, except for income tax arising from business combination or transactions or events which are directly included in owners' equity (including other comprehensive income). Current tax is the expected tax payable on the taxable income for the year, using tax rates stipulated by the tax law, and any adjustment to tax payable in respect of previous years. At the balance sheet date, current tax assets are offset against current tax liabilities if the Group has a legal right to settle on a net basis and intends to settle on a net basis, or to realise the asset and settle the liability simultaneously. Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss) and do not result in an equivalent amount of taxable and deductible temporary differences. At the balance sheet date, deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

089 Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis: Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority; This entity within the Group is legally allowed to settle its current tax assets and liabilities on a net basis. (22) Revenue Recognition Revenue is the gross inflow of economic benefits arising in the course of the Group's ordinary activities when the inflows result in increase in shareholders' equity, other than increase relating to contributions from shareholders. Revenue is recognised when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers. Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognises as revenue the amount of the transaction price that is allocated to each performance obligation. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available to the entity, maximises the use of observable inputs to estimate the stand-alone selling price. For the contract which the Group grants a customer the option to acquire additional goods or services (such as loyalty points), the Group assesses whether the option provides a material right to the customer. If the option provides a material right, the Group recognises the option as a performance obligation, and recognises revenue when those future goods or services are transferred or when the option expires. If the stand-alone selling price for a customer's option to acquire additional goods or services is not directly observable, the Group estimates it, taking into account all relevant information, including the difference in the discount that the customer would receive when exercising the option or without exercising the option, and the likelihood that the option will be exercised.

090 The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognises the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, the Group measures the non-cash consideration at fair value. If the Group cannot reasonably estimate the fair value of the non-cash consideration, the Group measures the consideration indirectly by reference to the stand-alone selling price of the goods or services promised to the customer in exchange for the consideration. The consideration which the Group expects to refund to the customer is recognised as refund liabilities and excluded from transaction price. Where the contract contains a significant financing component, the Group recognises the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortised using an effective interest method over the contract term. The Group does not adjust the consideration for any effects of a significant financing component if it expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. The Group satisfies a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time: The customer simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs; The customer can control the asset created or enhanced during the Group's performance; The Group's performance does not create an asset with an alternative use to it and the Group has an enforceable right to payment for performance completed to date. For performance obligation satisfied over time, the Group recognises revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Group expects to recover the costs incurred in satisfying the performance obligation, the Group recognises revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation. For performance obligation satisfied at a point in time, the Group recognises revenue at the point in time at which the customer obtains control of relevant goods or services. To determine whether a customer has obtained control of goods or services, the Group considers the following indicators:

091 The Group has a present right to payment for the product or service; The Group has transferred physical possession of the goods to the customer; The Group has transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and The customer has accepted the goods or services. The Group determines whether it is a principal or an agent, depending on whether it obtains control of the specified good or service before that good or service is transferred to a customer. The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer, and recognises revenue in the gross amount of consideration to which it has received (or receivable). Otherwise, the Group is an agent, and recognises revenue in the amount of any fee or commission to which it expects to be entitled. The fee or commission is the net amount of consideration that the Group retains after paying the other party the consideration, or is the established amount or proportion. A contract asset is the Group's right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditional on something other than the passage of time. The Group recognises loss allowances for expected credit loss on contract assets (Note 4(7)(f)). Accounts receivable is the Group's right to consideration that is unconditional (only the passage of time is required). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The following is the description of accounting policies regarding revenue from the Group's principal activities: (a) Sales of goods The Group shall recognise revenue when (or as) the customer obtains control of relevant product. Obtaining control of relevant product means that a customer can dominate the use of the product and obtain almost all the economic benefits from it. (b) Rendering of services The Group recognises its revenue from rendering of services on performance progress. Customers simultaneously receive the service as the Group performs its obligation over time and consume the benefits arising from the Group's performance. Otherwise, a performance obligation is satisfied at a point in time, the Group shall recognise revenue when (or as) the customer obtains control of revenue service. (c) Loyalty points Under its customer loyalty programme, the Group allocates a portion of the transaction price received to loyalty points that are redeemable against any future purchases of the Group's goods or services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty programme is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

092 (23) Contract Costs Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer. Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Group recognises as an asset the incremental costs of obtaining a contract with a customer if it expects to recover those costs, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred. If the costs to fulfil a contract with a customer are not within the scope of inventories or other accounting standards, the Group recognises an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria: The costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labour, direct materials, allocations of overheads (or similar costs), costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract; The costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and The costs are expected to be recovered. Assets recognised for the incremental costs of obtaining a contract and assets recognised for the costs to fulfil a contract (the "assets related to contract costs") are amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate and recognised in profit or loss for the current period. The Group recognises the incremental costs of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less. The Group recognises an impairment loss in profit or loss to the extent that the carrying amount of an asset related to contract costs exceeds: Remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates; less the costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

093 (24) Leases A contract is lease if the lessor conveys the right to control the use of an identified asset to lessee for a period of time in exchange for consideration. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: the contract involves the use of an identified asset. An identified asset may be specified explicitly or implicitly specified in a contract and should be physically distinct, or capacity portion or other portion of an asset that is not physically distinct but it represents substantially all of the capacity of the asset and thereby provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset. If the supplier has a substantive substitution right throughout the period of use, then the asset is not identified; the lessee has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; the lessee has the right to direct the use of the asset. For a contract that contains more separate lease components, the lessee and the lessor separate lease components and account for each lease component as a lease separately. For a contract that contains lease and non-lease components, the lessee and the lessor separate lease components from non-lease components. For a contract that contains lease and non-lease components, the lessee allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The lessor allocates the consideration in the contract in accordance with the accounting policy in Note 4(22). (a) The Group as a lessee The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, any lease payments made at or before the commencement date (less any lease incentives received), any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease. The right-of-use asset is depreciated using the straight-line method. If the lessee is reasonably certain to exercise a purchase option by the end of the lease term, the right-of-use asset is depreciated over the remaining useful lives of the underlying asset. Otherwise, the right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Impairment losses of right-of-use assets are accounted for in accordance with the accounting policy described in Note 4(16).

094 The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. A constant periodic rate is used to calculate the interest on the lease liability in each period during the lease term with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Variable lease payments not included in the measurement of the lease liability is charged to profit or loss or included in the cost of assets where appropriate as incurred. Under the following circumstances after the commencement date, the Group remeasures lease liabilities based on the present value of revised lease payments: There is a change in the amounts expected to be payable under a residual value guarantee; There is a change in future lease payments resulting from a change in an index or a rate used to determine those payments; There is a change in the assessment of whether the Group will exercise a purchase, extension or termination option, or there is a change in the exercise of the extension or termination option . When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognises the lease payments associated with these leases in profit or loss or as the cost of the assets where appropriate using the straight-line method over the lease term. (b) The Group as a lessor The Group determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset irrespective of whether the legal title to the asset is eventually transferred. An operating lease is a lease other than a finance lease. There are no significant finance leases for the Group. Lease receipts from operating leases is recognised as income using the straight-line method over the lease term. The initial direct costs incurred in respect of the operating lease are initially capitalised and subsequently amortised in profit or loss over the lease term on the same basis as the lease income. Variable lease payments not included in lease receipts are recognised as income as they are earned.

095 (25) Dividend Distribution Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders' general meeting. (26) Business Combination Accounting treatments for business combinations involving entities under common control and not under common control. A transaction constitutes a business combination when the Group obtains control of one or more entities (or a group of assets or net assets). Business combination is classified as either business combinations involving enterprises under common control or business combinations not involving enterprises under common control. For a transaction not involving enterprises under common control, the acquirer determines whether acquired set of assets constitute a business. The Group may elect to apply the simplified assessment method, the concentration test, to determine whether an acquired set of assets is not a business. If the concentration test is met and the set of assets is determined not to be a business, no further assessment is needed. If the concentration test is not met, the Group shall perform the assessment according to the guidance on the determination of a business. When the set of assets the group acquired does not constitute a business, acquisition costs should be allocated to each identifiable assets and liabilities at their acquisition?date fair values. It is not required to apply the accounting of business combination described as below. (a) Business combination under common control A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings. Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. The combination date is the date on which one combining entity obtains control of other combining entities.

096 (b) Business combination not under common control A business combination involving entities not under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. The acquisition costs paid and the acquiree's identifiable asset, liabilities and contingent liabilities, if the recognition criteria are met, are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised directly in profit or loss. Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. The acquisition date is the date on which the acquirer obtains control of the acquiree. (27) Basis of Preparation of Consolidated Financial Statements The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the Company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Where a subsidiary was acquired, through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements based on the carrying amounts of the assets and liabilities of the subsidiary in the financial statements of the ultimate controlling party as if the combination had occurred at the date that the ultimate controlling party first obtained control. The opening balances and the comparative figures of the consolidated financial statements are also restated. And their net profit earned before the combination date shall be presented separately in the consolidated income statement. When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company's accounting policies and accounting periods. Where a subsidiary was acquired during the reporting period, through a business combination involving entities not under common control, the identifiable assets and liabilities of the acquired subsidiaries are included in the scope of consolidation from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

097 All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders' equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders' equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement. (28) Segment Reporting The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information. An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component's operating results can be regularly reviewed by the Group's management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment. The Group also discloses total external revenue derived from other regions outside China's mainland and the total non-current assets located in other regions outside China's mainland. (29) Related Party If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties.

098 Related parties of the Group and the Company include, but are not limited to the following parties. (a) The holding company of the Company; (b) The subsidiaries of the Company; (c) The parties that are subject to common control with the Company; (d) Investors that have joint control over the Group; (e) Investors that have exercise significant influence over the Group; (f) Joint ventures of the Group; (g) Associates of the Group; (h) Principle individual investors of the Group and close family members of such individuals; (i) key management personnel of the Company or the Company's holding company, and close family members of such individuals; (j) Other enterprises controlled, jointly controlled by the Group's major investors individually or by family members close to them; (k) Other enterprises controlled, jointly controlled, by key management personnel of the Company or the Company's holding company or by family members close to them; (l) Joint ventures or associates of the Company with other members of the Group (including the holding company and the subsidiaries); and (m) Joint ventures of the Group with other joint ventures or associates of the Group. In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC. (30) Critical Accounting Estimates and Judgements Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

099 (a) Estimation of oil and natural gas reserves Estimates of oil and natural gas reserves are key elements in the Group's investment decision-making process. They are also important elements in testing for impairment related to oil and gas production activities. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. An increase/reduction in proved developed reserves will decrease/ increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc. (b) Estimation of impairment of fixed assets and oil and gas properties Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil and natural gas, refined and chemical products, the production costs, the product mix, production volumes, production profile and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil respectively experienced in the future, the Group may either over or under recognise the impairment losses for certain assets. (c) Estimation of asset retirement obligations Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the management plan for the decommissioning of oil and gas properties, the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties. According to changes in the internal and external environment, accounting standards and group asset retirement expense measures and other relevant regulations, oil and gas field companies recalculate their asset retirement obligations of oil and gas properties based on the latest parameters to more objectively reflect the actual situation of the Group's asset retirement obligation of oil and gas properties.

100 (31) Change in significant accounting policy In 2022, the Ministry of Finance promulgated the Notice on the Issuance of Interpretation of Accounting Standards for Business Enterprises No. 16 (hereinafter referred to as Interpretation No. 16). From 1 January 2023 the Group and the Company took effect Interpretation No. 16 and recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The cumulative effect of recognising these adjustments is recognized in retained earnings and other related financial statement items at the beginning of the earliest comparative period. The Group and the Company have retroactively adjusted the single transactions that existed between 1 January 2022 and the effective date and the comparable financial statements for the year 2022 have been restated accordingly. Other than the above effects, the amendments have no material impact on the financial statements of the Group and the Company. (a) Accounting treatment of recognition of deferred tax related to assets and liabilities arising from a single transaction not appling the initial recognition exemption Content and reason of accounting policy change Affected financial statement items Amount affected January 1, 2022 The Group The Company The Group and the Company accordingly recognise deferred tax liabilities and deferred tax assets for the equivalent amount of taxable and deductible temporary differences arising from lease transactions in which lease liabilities and right-of-use assets are initially recognised at the commencement date of the lease term, and transactions such as oil and gas properties in which asset retirement obligations exist and provisions are recognised and included in the cost of the related assets. Deferred tax assets (87) - Deferred tax liabilities 2,966 3,020 Undistributed profits (2,751) (2,718) Surplus reserves (302) (302) December 31, 2022 The Group The Company Deferred tax assets (3,406) (3,543) Deferred tax liabilities 281 328 Undistributed profits (3,300) (3,484) Surplus reserves (387) (387) For the six months ended June 30, 2022 The Group The Company Taxtion (764) (602)

PetroChina

FINANCIAL STATEMENTS 101

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

## 5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

| Types of taxes | Tax rate | Tax basis and method |
|---|---|---|
| Value Added Tax (the "VAT") | 13%, 9%, 6% | Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period's deductible VAT input. |
| Resource Tax | 6% | Based on the revenue from sales of crude oil and natural gas. |
| Consumption Tax | Based on quantities | Based on sales quantities of taxable products. RMB 1.52 per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.2 per litre for diesel and fuel oil. |
| Corporate Income Tax | 15% to 82% | Based on taxable income. |
| Crude Oil Special Gain Levy | 20% to 40% | Based on the sales of domestic crude oil at prices higher than a specific level. |
| City Maintenance and Construction Tax | 1%, 5% or 7% | Based on the actual VAT and consumption tax paid. |
| Educational surcharge | 2% or 3% | Based on the actual VAT and consumption tax paid. |
| Urban and Township Land Use Tax | RMB 0.9~30 | Based on the actual land area occupied in each provinces, autonomous regions and municipalities. |

According to "Notice Concerning Import Tax Policies Related to Exploration, Development and Utilization of Energy Resources During the 14th Five-Year Plan Period"(Cai Guan Shui [2021] No.17) jointly issued by Ministry of Finance, State Taxation Administration and General Administration of Customs, for the period from January 1, 2021 to December 31, 2025, the import value-added tax (VAT) of the import link shall be returned in proportion to the projects of cross-border natural gas pipelines and imported liquefied natural gas (LNG) receiving storage and transportation units approved by National Development and Reform Commission. This also includes natural gas imported from the expansion project of the import LNG receiving storage and transportation plant approved by the provincial governments. The import duties of equipment, instruments, zero accessories and special tools shall be exempted to the self-employed projects carrying out oil (natural gas) exploration and development operations in particular areas within the territory of China. The import duties and import value-added tax (VAT) of equipment, instruments, zero accessories and special tools shall be exempted to the Sino-foreign cooperation project carrying out oil (natural gas) exploration and development operations within the winning block of onshore oil (natural gas) approved by the State, projects carrying out oil (natural gas) exploration and development operations in China's oceans, emergency rescue projects for offshore oil and gas pipelines, and projects carrying out coal seam gas exploration and development operations in China.

102 Ministry of Finance and State Taxation Administration jointly issued the "Notice on Reduction of Resource Tax Assessed on Shale Gas" (Cai Shui [2018] No.26) on March 29, 2018. Pursuant to such notice, in order to promote the development and utilization of shale gas and effectively increase natural gas supply, from April 1, 2018 to March 31, 2021, a reduction of 30% will apply to the resource tax assessed on shale gas (at the prescribed tax rate of 6%). On March 15, 2021, Ministry of Finance and State Taxation Administration jointly issued "Notice on Extending the Implementation Period of Some Preferential Tax Policies" (Notice 2021 No.6 issued by Ministry of Finance and State Taxation Administration) to announce the implementation period of that preferential tax policies would be extended to December 31, 2023. Pursuant to the Notice from Ministry of Finance on the "Increase of the Threshold of the Crude Oil Special Gain Levy" (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy shall be USD 65 per barrel, which has 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015. In accordance with the Circular jointly issued by Ministry of Finance, the General Administration of Customs of the PRC and State Taxation Administration on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%. Ministry of Finance, State Taxation Administration and the NDRC issued the Announcement on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2021 to December 31, 2030. According to "Notice Concerning Levy of Import Consumption Tax on Certain Refined Oil Products"(Notice 2021 No.19 issued by Ministry of Finance, General Administration of Customs and State Taxation Administration), which takes effect on 12 June 2021, for imported goods under HS code 27075000 and whose aromatic hydrocarbon mixtures lower than 95% by volume distils below 200 degrees Celsius, the import consumption tax shall be levied at the unit tax rate of 1.52 RMB/liter for naphtha; Import consumption tax on naphtha shall be levied at the unit tax rate of 1.52 yuan/liter for imported products classified into HS code 27079990 and 27101299. For the imported products which are classified into HS code 27150000 and the mineral oil distilled below 440 degrees Celsius is more than 5% by volume, it shall be regarded as fuel oil, and the import consumption tax shall be levied at the unit tax of 1.2 yuan/ liter.

PetroChina
FINANCIAL STATEMENTS 103
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

# 6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

## (1) Principal subsidiaries

| Company name | Acquisition method | Country of incorporation | Registered capital | Principal activities | Type of legal entity | Legal representative | Closing effective investment cost | Attributable equity interest % Direct holding | Attributable equity interest % Indirect holding | Attributable voting rights % | Consolidated or not |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Daqing Oilfield Company Limited | Established | PRC | 47,500 | Exploration, production and sale of crude oil and natural gas | Limited liability company | Zhu Guowen | 66,720 | 100.00 | - | 100.00 | Yes |
| CNPC Exploration and Development Company Limited (i) | Business combination under common control | PRC | 16,100 | Exploration, production and sale of crude oil and natural gas outside the PRC | Limited liability company | Chen Jintao | 23,778 | 50.00 | - | 57.14 | Yes |
| PetroChina Hong Kong Limited | Established | HK | HK Dollar ("HKD") 7,592 million | Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC | Limited liability company | N/A | 25,590 | 100.00 | - | 100.00 | Yes |
| PetroChina International Investment Company Limited | Established | PRC | 31,314 | Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC | Limited liability company | Ye Xiandeng | 35,041 | 100.00 | - | 100.00 | Yes |
| PetroChina International Company Limited | Established | PRC | 18,096 | Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC | Limited liability company | Wu Junli | 18,953 | 100.00 | - | 100.00 | Yes |
| PetroChina Sichuan Petrochemical Company Limited | Established | PRC | 10,000 | Engaged in oil refining, petrochemical, chemical products production, sales, chemical technology development, technical transfer and services | Limited liability company | Wang Qiang | 21,600 | 90.00 | - | 90.00 | Yes |
| KunLun Energy Company Limited (ii) | Business combination under common control | Bermuda | HK Dollar ("HKD") 160 million | Investment holding. The principal activities of its principal subsidiaries, associates and joint ventures are the sales of natural gas, sales of liquefied petroleum gas and liquefied natural gas processing and terminal business in the PRC and the exploration and production of crude oil and natural gas in the PRC, the Republic of Kazakhstan, the Sultanate of Oman, the Republic of Peru, the Kingdom of Thailand and the Republic of Azerbaijan | Limited liability company | Fu Bin | HK Dollar ("HKD") 87 million | - | 54.38 | 54.38 | Yes |

(i) The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii) Kunlun Energy Co., Ltd. is a company listed on The Stock Exchange of Hong Kong Limited.

104 FINANCIAL STATEMENTS 2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

(2) Exchange rates of international operations' major financial statement items

| | Assets and liabilities | |
|---|---|---|
| Company name | June 30, 2023 | December 31,2022 |
| PetroKazakhstan Inc. | 1 USD =7.2258 RMB | 1 USD =6.9646 RMB |
| PetroChina Hong Kong Limited | 1 HKD =0.9220 RMB | 1 HKD =0.8933 RMB |
| Singapore Petroleum Company Limited | 1 USD =7.2258 RMB | 1 USD =6.9646 RMB |

Owner's equity items, except for "undistributed profit", are using the spot exchange rate at the time of incurrence. Revenue, expense and cash flow items are using the spot rate or an approximate spot exchange rate on the date of the transaction.

## 7 CASH AT BANK AND ON HAND

| | June 30, 2023 | December 31, 2022 |
|---|---|---|
| Cash on hand | 13 | 12 |
| Cash at bank | 258,429 | 221,483 |
| Other cash balances | 4,112 | 3,554 |
| | 262,554 | 225,049 |

The Group's cash at bank and on hand included the following foreign currencies as of June 30, 2023:

| | Foreign currency | Exchange rate | RMB equivalent |
|---|---|---|---|
| USD | 15,986 | 7.2258 | 115,512 |
| HKD | 7,275 | 0.9220 | 6,708 |
| KZT | 12,087 | 0.0159 | 192 |
| Others | | | 651 |
| | | | 123,063 |

The Group's cash at bank and on hand included the following foreign currencies as of December 31, 2022:

| | Foreign currency | Exchange rate | RMB equivalent |
|---|---|---|---|
| USD | 13,249 | 6.9646 | 92,274 |
| HKD | 7,032 | 0.8933 | 6,281 |
| KZT | 24,304 | 0.0151 | 367 |
| Others | | | 787 |
| | | | 99,709 |

PetroChina

FINANCIAL STATEMENTS 105

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

The Group's cash at bank and on hand in foreign currencies mainly comprise cash at bank.

The Group's cash at bank and on hand included margin account deposits with carrying amount of RMB 2,140 as impawn USD borrowings as of June 30, 2023 (December 31, 2022: RMB 2,586).

## 8 DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are mainly commodity futures, commodity swaps and commodity forwards contracts. See Note 62.

## 9 ACCOUNTS RECEIVABLE

| | The Group | | The Company | |
|---|---|---|---|---|
| | June 30, 2023 | December 31, 2022 | June 30, 2022 | December 31, 2022 |
| Accounts receivable | 83,900 | 74,917 | 18,169 | 18,404 |
| Less: Provision for bad debts | (2,539) | (2,889) | (478) | (435) |
| | 81,361 | 72,028 | 17,691 | 17,969 |

The aging of accounts receivable and related provision for bad debts are analysed as follows:

| | The Group | | | | | |
|---|---|---|---|---|---|---|
| | June 30, 2023 | | | December 31, 2022 | | |
| | Amount | Percentage of total balance % | Provision for bad debts | Amount | Percentage of total balance % | Provision for bad debts |
| Within 1 year | 81,279 | 97 | (737) | 72,319 | 96 | (1,012) |
| 1 to 2 years | 757 | 1 | (276) | 544 | 1 | (278) |
| 2 to 3 years | 343 | - | (107) | 844 | 1 | (542) |
| Over 3 years | 1,521 | 2 | (1,419) | 1,210 | 2 | (1,057) |
| | 83,900 | 100 | (2,539) | 74,917 | 100 | (2,889) |

| | The Company | | | | | |
|---|---|---|---|---|---|---|
| | June 30, 2023 | | | December 31, 2022 | | |
| | Amount | Percentage of total balance % | Provision for bad debts | Amount | Percentage of total balance % | Provision for bad debts |
| Within 1 year | 17,547 | 97 | (82) | 17,936 | 98 | (38) |
| 1 to 2 years | 162 | 1 | (1) | 4 | - | - |
| 2 to 3 years | 16 | - | - | 203 | 1 | (171) |
| Over 3 years | 444 | 2 | (395) | 261 | 1 | (226) |
| | 18,169 | 100 | (478) | 18,404 | 100 | (435) |

106 FINANCIAL STATEMENTS
2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

The aging is counted starting from the date when accounts receivable are recognised.

The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated by reference to the historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group's view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geography.

| | | | Impairment provision on provision matrix basis | | |
|---|---|---|---|---|---|
| June 30, 2023 | Gross carrying amount | Impairment provision on individual basis | Weighted-average loss rate | Impairment provision | Loss allowance |
| Current (not past due) | 78,300 | - | 0.8% | 636 | 636 |
| Within one year past due | 3,212 | 45 | 1.8% | 58 | 103 |
| One-two years past due | 598 | - | 45.3% | 271 | 271 |
| Two-three years past due | 305 | - | 37.0% | 113 | 113 |
| Over three years past due | 1,485 | 621 | 92.0% | 795 | 1,416 |
| | 83,900 | 666 | | 1,873 | 2,539 |

| | | | Impairment provision on provision matrix basis | | |
|---|---|---|---|---|---|
| December 31, 2022 | Gross carrying amount | Impairment provision on individual basis | Weighted-average loss rate | Impairment provision | Loss allowance |
| Current (not past due) | 68,951 | - | 1.1% | 803 | 803 |
| Within one year past due | 3,951 | 380 | 1.1% | 38 | 418 |
| One-two years past due | 476 | - | 55.3% | 263 | 263 |
| Two-three years past due | 522 | 172 | 70.3% | 246 | 418 |
| Over three years past due | 1,017 | 446 | 94.7% | 541 | 987 |
| | 74,917 | 998 | | 1,891 | 2,889 |

As of June 30, 2023, the top five debtors of accounts receivable of the Group amounted to RMB 19,594, representing 23% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 547 (As of December 31, 2022, the top five debtors of accounts receivable of the Group amounted to RMB 20,574, representing 27% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 529).

During the six months ended June 30, 2023 and the six months ended June 30, 2022, the Group had no significant write-off of accounts receivable.

107 10 RECEIVABLES FINANCING Receivables financing mainly represents bills of acceptance issued by banks for the sale of goods and rendering of services. The Group's business model of financial assets at fair value through other comprehensive income is achieved both by collecting contractual cash flows and selling of these assets. On June 30, 2023 and December 31, 2022, all receivables financing of the Group are due within one year. 11 ADVANCES TO SUPPLIERS June 30, 2023 December 31, 2022 Advances to suppliers 24,578 14,261 Less: Provision for impairment (341) (341) 24,237 13,920 As of June 30, 2023 and December 31,2022, advances to suppliers of the Group are mainly aged within one year. As of June 30, 2023, the top five debtors of advances to suppliers of the Group amounted to RMB 14,237, representing 58% of total advances to suppliers (As of December 31, 2022, the top five debtors of advances to suppliers of the Group amounted to RMB 8,979, representing 63% of total advances to suppliers). 12 OTHER RECEIVABLES The Group The Company June 30, 2023 December 31, 2022 June 30, 2023 December 31, 2022 Interest receivable 468 910 2 - Dividends receivable 282 312 21 41 Other receivables (a) 38,416 44,627 13,383 9,369 Total 39,166 45,849 13,406 9,410

108 FINANCIAL STATEMENTS 2023 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

(a) The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

| | The Group | | | | | |
|---|---|---|---|---|---|---|
| | June 30, 2023 | | | December 31, 2022 | | |
| | Amount | Percentage of total balance % | Provision for bad debts | Amount | Percentage of total balance % | Provision for bad debts |
| Within 1 year | 33,444 | 82 | (130) | 39,376 | 83 | (126) |
| 1 to 2 years | 1,805 | 4 | (193) | 1,913 | 4 | (152) |
| 2 to 3 years | 877 | 2 | (18) | 823 | 2 | (33) |
| Over 3 years | 5,048 | 12 | (2,417) | 5,298 | 11 | (2,472) |
| | 41,174 | 100 | (2,758) | 47,410 | 100 | (2,783) |

| | The Company | | | | | |
|---|---|---|---|---|---|---|
| | June 30, 2023 | | | December 31, 2022 | | |
| | Amount | Percentage of total balance % | Provision for bad debts | Amount | Percentage of total balance % | Provision for bad debts |
| Within 1 year | 11,029 | 74 | (27) | 7,004 | 66 | (25) |
| 1 to 2 years | 1,925 | 13 | (949) | 1,882 | 17 | (903) |
| 2 to 3 years | 424 | 3 | (14) | 364 | 3 | (48) |
| Over 3 years | 1,415 | 10 | (420) | 1,545 | 14 | (450) |
| | 14,793 | 100 | (1,410) | 10,795 | 100 | (1,426) |

The aging is counted starting from the date when other receivables are recognised.

As of June 30, 2023, the top five debtors of other receivables of the Group amounted to RMB 15,448, representing 38% of total other receivables, and there is no provision for bad and doubtful debts (As of December 31, 2022, the top five debtors of other receivables of the Group amounted to RMB 19,170, representing 40% of total other receivables, and there is no provision for bad and doubtful debts).

As of June 30, 2023 and December 31, 2022, the Group's other receivables are mainly in the first stage.

During the six months ended June 30, 2023 and the six months ended June 30, 2022, the Group had no significant write-off of other receivables.

109 13 INVENTORIES June 30, 2023 December 31, 2022 Cost Crude oil and other raw materials 62,555 56,756 Work in progress 15,560 14,448 Finished goods 96,279 104,722 Spare parts and consumables 113 109 174,507 176,035 Less: Write down in inventories (6,345) (8,284) Net book value 168,162 167,751 14 OTHER CURRENT ASSETS The balance of other current assets mainly consists of value-added tax recoverable and prepaid income tax. 15 INVESTMENT IN OTHER EQUITY INSTRUMENTS June 30, 2023 December 31, 2022 Houpu Clean Energy Group Co., Ltd. 294 251 China Pacific. Insurance (Group) Co., Ltd. - 120 Other items 589 579 883 950 16 LONG-TERM EQUITY INVESTMENTS The Group December 31, 2022 Additions Reduction June 30, 2023 Associates and joint ventures (a) 275,106 12,020 (2,418) 284,708 Less : Provision for impairment (b) (5,435) (182) 10 (5,607) 269,671 279,101 The Company December 31, 2022 Additions Reduction June 30, 2023 Subsidiaries (c) 262,900 2,936 (198) 265,638 Associates and joint ventures 209,286 8,042 (1,734) 215,594 Less : Provision for impairment (391) - 10 (381) 471,795 480,851

110 ▸▸ FINANCIAL STATEMENTS
2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

As of June 30, 2023, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

(a) Principal associates and joint ventures of the Group

| Company name | Country of incorporation | Principal activities | Registered capital | Interest held% | | Voting rights % | Accounting method | Strategic decisions relating to the Group's activities |
|---|---|---|---|---|---|---|---|---|
| | | | | Direct | Indirect | | | |
| China Oil & Gas Piping Network Corporation ("PipeChina") | PRC | Pipeline transport, storage service, import of equipment, import and export of techniques, science and technology research, research and application of informatization, technology consulting, technology service, technology transfer, promotion of technology | 500,000 | 29.90 | - | 29.90 | Equity method | Yes |
| China Petroleum Finance Co., Ltd. ("CP Finance") | PRC | Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business | 16,395 | 32.00 | - | 32.00 | Equity method | No |
| CNPC Captive Insurance Co., Ltd. | PRC | Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business | 6,000 | 49.00 | - | 49.00 | Equity method | No |
| China Marine Bunker (PetroChina) Co., Ltd. | PRC | Oil import and export trade and transportation, sale and storage | 1,000 | - | 50.00 | 50.00 | Equity method | No |
| Mangistau Investment B.V. | Netherlands | Engaged in investment activities, the principal activities of its main subsidiaries are exploration, development and sales of oil and gas | USD 131 million | - | 50.00 | 50.00 | Equity method | No |
| Trans-Asia Gas Pipeline Co., Ltd. | PRC | Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting | 5,000 | - | 50.00 | 50.00 | Equity method | No |

PetroChina

FINANCIAL STATEMENTS 111

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

Investments in principal associates and joint ventures are listed below:

| | Investment cost | December 31, 2022 | Investment income recognised under equity method | Other comprehensive income | Cash dividend declared | Others | June 30, 2023 |
|---|---|---|---|---|---|---|---|
| PipeChina | 149,500 | 157,045 | 5,316 | - | - | (538) | 161,823 |
| CP Finance | 10,223 | 26,662 | 969 | 458 | (455) | - | 27,634 |
| CNPC Captive Insurance Co., Ltd. | 2,450 | 3,545 | 117 | - | (47) | - | 3,615 |
| China Marine Bunker (PetroChina) Co., Ltd. | 1,298 | 978 | 24 | 2 | - | - | 1,004 |
| Mangistau Investment B.V. | 21 | 4,216 | 160 | 108 | - | - | 4,484 |
| Trans-Asia Gas Pipeline Co., Ltd. | 2,500 | 23,590 | 1,260 | 100 | - | - | 24,950 |

**Interest in associates**

Summarised consolidated statement of financial information in respect of the Group's principal associates and reconciliation to carrying amount is as follows:

| | PipeChina | | CP Finance | | CNPC Captive Insurance Co., Ltd. | |
|---|---|---|---|---|---|---|
| | June 30, 2023 | December 31, 2022 | June 30, 2023 | December 31, 2022 | June 30, 2023 | December 31, 2022 |
| Percentage ownership interest (%) | 29.90 | 29.90 | 32.00 | 32.00 | 49.00 | 49.00 |
| Current assets | 126,915 | 104,889 | 436,713 | 401,971 | 10,748 | 8,859 |
| Non-current assets | 820,785 | 816,301 | 85,222 | 126,363 | 1,232 | 2,349 |
| Current liabilities | 115,790 | 132,266 | 432,790 | 442,283 | 965 | 470 |
| Non-current liabilities | 243,221 | 199,675 | 3,880 | 3,823 | 3,638 | 3,504 |
| Net assets | 588,689 | 589,249 | 85,265 | 82,228 | 7,377 | 7,234 |
| Net assets attributable to owners of the Company | 541,215 | 525,235 | 85,265 | 82,228 | 7,377 | 7,234 |
| Group's share of net assets | 161,823 | 157,045 | 27,285 | 26,313 | 3,615 | 3,545 |
| Goodwill | - | - | 349 | 349 | - | - |
| Carrying amount of interest in associates | 161,823 | 157,045 | 27,634 | 26,662 | 3,615 | 3,545 |

112 ▸▸ FINANCIAL STATEMENTS
2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

| | PipeChina | | CP Finance | | CNPC Captive Insurance Co., Ltd. | |
|---|---|---|---|---|---|---|
| | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 |
| Operating income | 60,583 | 55,516 | 8,414 | 6,150 | 492 | 355 |
| Net profit | 20,393 | 18,080 | 3,027 | 2,756 | 238 | 214 |
| Other comprehensive income | - | - | 1,432 | 531 | - | - |
| Total comprehensive income | 20,393 | 18,080 | 4,459 | 3,287 | 238 | 214 |
| Total comprehensive income attributable to owners of the Company | 17,780 | 14,740 | 4,459 | 3,287 | 238 | 214 |
| Group's share of total comprehensive income | 5,316 | 4,407 | 1,427 | 1,052 | 117 | 105 |
| Dividends received by the Group | - | - | 455 | 414 | 47 | 44 |

**Interest in joint ventures**

Summarised consolidated balance sheet as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group's principal joint ventures and reconciliation to carrying amount is as follows:

| | China Marine Bunker (PetroChina) Co., Ltd. | | Mangistau Investment B.V. | | Trans-Asia Gas Pipeline Co., Ltd. | |
|---|---|---|---|---|---|---|
| | June 30, 2023 | December 31, 2022 | June 30, 2023 | December 31, 2022 | June 30, 2023 | December 31, 2022 |
| Percentage ownership interest (%) | 50.00 | 50.00 | 50.00 | 50.00 | 50.00 | 50.00 |
| Non-current assets | 1,760 | 1,803 | 10,590 | 10,392 | 51,377 | 48,715 |
| Current assets | 11,379 | 10,551 | 1,963 | 1,196 | 726 | 644 |
| Including: cash and cash equivalents | 1,749 | 1,661 | 836 | 431 | 718 | 634 |
| Non-current liabilities | 197 | 196 | 2,835 | 2,333 | 2,105 | 2,105 |
| Current liabilities | 10,505 | 9,778 | 750 | 823 | 98 | 74 |
| Net assets | 2,437 | 2,380 | 8,968 | 8,432 | 49,900 | 47,180 |
| Net assets attributable to owners of the Company | 2,122 | 2,070 | 8,968 | 8,432 | 49,900 | 47,180 |
| Group's share of net assets | 1,061 | 1,035 | 4,484 | 4,216 | 24,950 | 23,590 |
| Less : Provision for impairment | (57) | (57) | - | - | - | - |
| Carrying amount of interest in joint ventures | 1,004 | 978 | 4,484 | 4,216 | 24,950 | 23,590 |

PetroChina

FINANCIAL STATEMENTS 113

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

| | China Marine Bunker (PetroChina) Co., Ltd. | | Mangistau Investment B.V. | | Trans-Asia Gas Pipeline Co., Ltd. | |
|---|---|---|---|---|---|---|
| | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 |
| Operating income | 26,579 | 40,154 | 6,266 | 6,792 | 8 | 7 |
| Finance expenses | (101) | (70) | (131) | (146) | (15) | (57) |
| Including: Interest income | 50 | 5 | 3 | 4 | 15 | 13 |
| Interest expense | (148) | (68) | (106) | (66) | (23) | (24) |
| Taxation | (18) | (13) | (309) | (505) | (47) | - |
| Net profit | 65 | 42 | 320 | 1,070 | 2,520 | 1,767 |
| Other comprehensive income/(loss) | 7 | 59 | 216 | (504) | 200 | (531) |
| Total comprehensive income | 72 | 101 | 536 | 566 | 2,720 | 1,236 |
| Total comprehensive income attributable to owners of the Company | 52 | 64 | 536 | 566 | 2,720 | 1,236 |
| Group's share of total comprehensive income | 26 | 32 | 268 | 283 | 1,360 | 618 |
| Dividends received by the group | - | - | - | 627 | - | - |

(b) Provision for impairment

| | June 30, 2023 | December 31, 2022 |
|---|---|---|
| Associates and joint ventures | | |
| Petrourica S.A. | (3,463) | (3,345) |
| PetroChina Shouqi Sales Company Limited | (60) | (60) |
| PetroChina Beiqi Sales(Beijing) Company Limited | (49) | (49) |
| Others | (2,035) | (1,981) |
| | (5,607) | (5,435) |

(c) Subsidiaries

Investment in subsidiaries:

| | Investment cost | December 31, 2022 | Additions | Deduction | June 30, 2023 |
|---|---|---|---|---|---|
| Daqing Oilfield Company Limited | 66,720 | 66,720 | - | - | 66,720 |
| PetroChina International Investment Company Limited | 35,041 | 35,041 | - | - | 35,041 |
| PetroChina Hong Kong Limited | 25,590 | 25,590 | - | - | 25,590 |
| CNPC Exploration and Development Company Limited | 23,778 | 23,778 | - | - | 23,778 |
| PetroChina Sichuan Petrochemical Company Limited | 21,600 | 21,600 | - | - | 21,600 |
| PetroChina International Company Limited | 18,953 | 18,953 | - | - | 18,953 |
| Others | | 71,218 | 2,936 | (198) | 73,956 |
| Total | | 262,900 | 2,936 | (198) | 265,638 |

114 ▸▸ FINANCIAL STATEMENTS
2023 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

Summarised financial information in respect of the Group's principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

| | CNPC Exploration and Development Company Limited | | PetroChina Sichuan Petrochemical Company Limited | |
|---|---|---|---|---|
| | June 30, 2023 | December 31, 2022 | June 30, 2023 | December 31, 2022 |
| Percentage ownership interest (%) | 50.00 | 50.00 | 90.00 | 90.00 |
| Current assets | 23,847 | 20,186 | 3,655 | 4,391 |
| Non-current assets | 198,148 | 190,630 | 24,336 | 22,131 |
| Current liabilities | 23,915 | 15,463 | 2,683 | 1,700 |
| Non-current liabilities | 14,588 | 20,904 | 277 | 313 |
| Net assets | 183,492 | 174,449 | 25,031 | 24,509 |

Summarised statement of comprehensive income is as follows:

| | CNPC Exploration and Development Company Limited | | PetroChina Sichuan Petrochemical Company Limited | |
|---|---|---|---|---|
| | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 |
| Operating income | 24,965 | 29,067 | 29,549 | 28,067 |
| Net profit | 7,905 | 7,552 | 480 | 926 |
| Total comprehensive income | 13,043 | 12,994 | 480 | 926 |
| Profit attributable to non-controlling interests | 4,162 | 4,238 | 48 | 93 |
| Dividends paid to non-controlling interests | 2,000 | 4,213 | - | 44 |

Summarised statement of cash flow is as follows:

| | CNPC Exploration and Development Company Limited | | PetroChina Sichuan Petrochemical Company Limited | |
|---|---|---|---|---|
| | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 |
| Net cash flows from/(used for) operating activities. | 3,287 | 9,091 | 3,277 | (1,420) |

115 17 FIXED ASSETS December 31, 2022 Additions Reduction June 30, 2023 Cost Buildings 275,004 3,151 (567) 277,588 Equipment and Machinery 849,136 16,444 (1,372) 864,208 Motor Vehicles 21,004 211 (317) 20,898 Others 49,132 1,969 (1,161) 49,940 Total 1,194,276 21,775 (3,417) 1,212,634 Accumulated depreciation Buildings (125,730) (6,301) 392 (131,639) Equipment and Machinery (497,093) (18,604) 998 (514,699) Motor Vehicles (16,434) (459) 274 (16,619) Others (26,503) (1,239) 473 (27,269) Total (665,760) (26,603) 2,137 (690,226) Fixed assets, net Buildings 149,274 145,949 Equipment and Machinery 352,043 349,509 Motor Vehicles 4,570 4,279 Others 22,629 22,671 Total 528,516 522,408 Provision for impairment Buildings (6,478) (2) 48 (6,432) Equipment and Machinery (49,741) (14) 47 (49,708) Motor Vehicles (100) - 1 (99) Others (9,170) (547) 11 (9,706) Total (65,489) (563) 107 (65,945) Net book value Buildings 142,796 139,517 Equipment and Machinery 302,302 299,801 Motor Vehicles 4,470 4,180 Others 13,459 12,965 Total 463,027 456,463

116 Depreciation charged to profit or loss provided on fixed assets for the six months ended June 30, 2023 was RMB 24,466 (for the six months ended June 30, 2022: RMB 22,645). Cost transferred from construction in progress to fixed assets was RMB 16,992 (for the six months ended June 30, 2022: RMB 7,839) . As of June 30, 2023, the Group's fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 1,675 (December 31, 2022: RMB 1,704) . As of June 30, 2023, Fixed assets with a book value of RMB 791(December 31, 2022: RMB 861) are used as collateral for long-term borrowings of RMB 926 (December 31, 2022: RMB 1,074) (Note 34). 18 OIL AND GAS PROPERTIES December 31, 2022 Additions Reduction June 30, 2023 Cost Mineral interests 72,719 3,434 - 76,153 Wells and related facilities 2,580,885 70,412 (1,243) 2,650,054 Total 2,653,604 73,846 (1,243) 2,726,207 Accumulated depletion Mineral interests (25,360) (1,822) - (27,182) Wells and related facilities (1,692,265) (86,749) 1,020 (1,777,994) Total (1,717,625) (88,571) 1,020 (1,805,176) Oil and gas properties, net Mineral interests 47,359 48,971 Wells and related facilities 888,620 872,060 Total 935,979 921,031 Provision for impairment Mineral interests (33,540) (1,899) - (35,439) Wells and related facilities (69,829) (558) 7 (70,380) Total (103,369) (2,457) 7 (105,819) Net book value Mineral interests 13,819 13,532 Wells and related facilities 818,791 801,680 Total 832,610 815,212

PetroChina
FINANCIAL STATEMENTS 117
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

Depletion charged to profit or loss provided on oil and gas properties for the six months ended June 30, 2023 was RMB 79,035 (for the six months ended June 30, 2022: RMB 70,744). Cost transferred from construction in progress to oil and gas properties was RMB 57,582 (for the six months ended June 30, 2022: RMB 46,394) .

As of June 30, 2023, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 128,839 (December 31, 2022: RMB 127,213). Related depletion charge for the six months ended June 30, 2023 was RMB 2,795 (for the six months ended June 30, 2022: RMB 2,907).

## 19 CONSTRUCTION IN PROGRESS

| Project Name | Budget | December 31, 2022 | Additions | Transferred to fixed assets or oil and gas properties | Other Reduction | June 30, 2023 | Proportion of construction compared to budget | Capitalised interest expense | Including: capitalised interest expense for current year | Source of fund |
|---|---|---|---|---|---|---|---|---|---|---|
| Refining and chemical transformation and upgrading project of Jilin Petrochemical Company | 33,926 | 586 | 1,013 | - | - | 1,599 | 5% | - | - | Self |
| Guangxi Petrochemical integration of refining and petrochemical transformation and upgrading project | 30,459 | 96 | 1,101 | (858) | - | 339 | 4% | - | - | Self |
| Fujian LNG receiving station project | 5,628 | 86 | 42 | - | - | 128 | 2% | - | - | Self |
| Others | | 204,087 | 79,576 | (73,716) | (4,884) | 205,063 | | 2,131 | 199 | |
| | | 204,855 | 81,732 | (74,574) | (4,884) | 207,129 | | 2,131 | 199 | |
| Less: | | | | | | | | | | |
| Provision for impairment | | (7,979) | (101) | - | - | (8,080) | | | | |
| | | 196,876 | | | | 199,049 | | | | |

For the six months ended June 30, 2023, the capitalised interest expense amounted to RMB 199 (for the six months ended June 30, 2022: RMB 674). The average annual interest rates used to determine the capitalised amount for the six months ended June 30, 2023 are 3.49% (for the six months ended June 30, 2022: 4.19%).

118 FINANCIAL STATEMENTS

2023 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

## 20 LEASES

The leases where the Group is a lessee

Right-of-use Assets

| | December 31, 2022 | Additions | Reduction | June 30, 2023 |
|---|---|---|---|---|
| Cost | | | | |
| Land | 102,643 | 160 | (92) | 102,711 |
| Buildings | 58,633 | 1,643 | (1,289) | 58,987 |
| Equipment and Machinery | 6,595 | 331 | (143) | 6,783 |
| Others | 1,191 | 131 | (292) | 1,030 |
| Total | 169,062 | 2,265 | (1,816) | 169,511 |
| Accumulated depreciation | | | | |
| Land | (13,897) | (1,701) | 45 | (15,553) |
| Buildings | (18,644) | (3,259) | 860 | (21,043) |
| Equipment and Machinery | (2,957) | (866) | 118 | (3,705) |
| Others | (753) | (61) | 286 | (528) |
| Total | (36,251) | (5,887) | 1,309 | (40,829) |
| Provision for impairment | | | | |
| Buildings | (76) | - | - | (76) |
| Total | (76) | - | - | (76) |
| Net book value | | | | |
| Land | 88,746 | | | 87,158 |
| Buildings | 39,913 | | | 37,868 |
| Equipment and Machinery | 3,638 | | | 3,078 |
| Others | 438 | | | 502 |
| Total | 132,735 | | | 128,606 |

The Group's use of right assets mainly include leased land, buildings, equipment and machinery. The leases underlying assets classified as buildings are mainly the leased gas filling stations, oil storages and office buildings. The leases underlying assets classified as equipment and machinery are mainly drilling equipment, production equipment and other movable equipment.

Depreciation charged to profit or loss provided on right-of-use assets for the six months ended June 30, 2023 was RMB 5,887 (for the six months ended June 30, 2022: RMB 6,064).

119 Lease Liabilities June 30, 2023 December 31, 2022 Lease liabilities 123,225 125,760 Less: Lease liabilities due within one year (Note 33) (7,412) (7,560) 115,813 118,200 Analysis of the undiscounted cash flow of the lease liabilities is as follows ? June 30, 2023 December 31, 2022 Within 1 year 12,981 13,244 Between 1 to 2 years 11,614 11,301 Between 2 to 5 years 30,309 30,995 Over 5 years 144,330 148,974 199,234 204,514 21 INTANGIBLE ASSETS December 31, 2022 Additions Reduction June 30, 2023 Cost Land use rights 99,433 2,330 (212) 101,551 Franchise 24,003 144 (34) 24,113 Patents 6,853 8 (1) 6,860 Others 20,424 652 (247) 20,829 Total 150,713 3,134 (494) 153,353 Accumulated amortisation Land use rights (28,608) (1,565) 36 (30,137) Franchise (9,981) (370) 5 (10,346) Patents (4,251) (117) - (4,368) Others (13,839) (667) 203 (14,303) Total (56,679) (2,719) 244 (59,154) Intangible assets, net Land use rights 70,825 71,414 Franchise 14,022 13,767 Patents 2,602 2,492 Others 6,585 6,526 Total 94,034 94,199 Provision for impairment (1,074) (126) - (1,200) Net book value 92,960 92,999

120 FINANCIAL STATEMENTS
2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

Amortisation charged to profit or loss provided on intangible assets for the six months ended June 30, 2023 was RMB 2,523 (for the six months ended June 30, 2022: RMB 2,335 ).

## 22 GOODWILL

| | June 30, 2023 | December 31, 2022 |
|---|---|---|
| Cost | | |
| Petrolneos Trading Limited | 4,883 | 4,710 |
| Singapore Petroleum Company | 3,180 | 3,067 |
| Others | 850 | 846 |
| Total | 8,913 | 8,623 |
| Provision for impairment | (1,352) | (1,306) |
| Net book value | 7,561 | 7,317 |

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and Petrolneos Trading Limited, subsidiaries in the marketing segment, completed in 2009 and 2011, respectively.

## 23 LONG-TERM PREPAID EXPENSES

| | December 31, 2022 | Additions | Reduction | June 30, 2023 |
|---|---|---|---|---|
| Catalyst | 4,786 | 3,335 | (858) | 7,263 |
| Lease asset improvement expenses | 2,498 | 65 | (301) | 2,262 |
| Others | 3,104 | 269 | (335) | 3,038 |
| Total | 10,388 | 3,669 | (1,494) | 12,563 |

## 24 OTHER NON-CURRENT ASSETS

Other non-current assets consist primarily of long-term receivables, time deposits over one year, prepayments for construction project and equipment.

PetroChina
FINANCIAL STATEMENTS 121
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

## 25 PROVISION FOR ASSETS

| | December 31, 2022 | Additions | Reversal | Write-off and others | June 30, 2023 |
|---|---|---|---|---|---|
| Bad debts provision | 6,013 | 134 | (541) | 32 | 5,638 |
| Including: | | | | | |
| Bad debts provision for accounts receivable | 2,889 | 129 | (509) | 30 | 2,539 |
| Bad debts provision for other receivables | 2,783 | 5 | (32) | 2 | 2,758 |
| Provision for impairment of advances to suppliers | 341 | - | - | - | 341 |
| Provision for declines in the value of inventories | 8,284 | 1,613 | (168) | (3,384) | 6,345 |
| Provision for impairment of long-term equity investments | 5,435 | - | - | 172 | 5,607 |
| Provision for impairment of fixed assets | 65,489 | 16 | - | 440 | 65,945 |
| Provision for impairment of oil and gas properties | 103,369 | - | - | 2,450 | 105,819 |
| Provision for impairment of construction in progress | 7,979 | - | - | 101 | 8,080 |
| Provision for impairment of intangible assets | 1,074 | - | - | 126 | 1,200 |
| Provision for impairment of goodwill | 1,306 | - | - | 46 | 1,352 |
| Provision for impairment of right-of-use assets | 76 | - | - | - | 76 |
| Provision for impairment of other non-current assets | 224 | 2 | (8) | 2 | 220 |
| Total | 199,249 | 1,765 | (717) | (15) | 200,282 |

## 26 SHORT-TERM BORROWINGS

| | June 30, 2023 | December 31, 2022 |
|---|---|---|
| Guarantee - USD | 1,709 | 1,393 |
| Unsecured - RMB | 11,814 | 7,393 |
| Unsecured - USD | 32,924 | 26,522 |
| Unsecured - JPY | 3,944 | 3,018 |
| Unsecured - Others | 152 | 49 |
| | 50,543 | 38,375 |

As of June 30, 2023, the above guaranteed USD borrowings were mainly guaranteed by minority shareholders of relevant non-wholly-owned subsidiaries.

The weighted average interest rate for short-term borrowings as of June 30, 2023 is 4.08% per annum (December 31, 2022: 3.64% ).

122 ▸▸ FINANCIAL STATEMENTS

2023 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

## 27 NOTES PAYABLE

As of June 30, 2023, notes payable mainly represented commercial acceptance (As of December 31, 2022, mainly represented commercial acceptance). All notes payable are matured within one year.

## 28 ACCOUNTS PAYABLE

The aging of accounts payable are analysed as follows:

| | The Group | | | |
|---|---|---|---|---|
| | June 30, 2023 | | December 31, 2022 | |
| | Amount | Percentage of total balance % | Amount | Percentage of total balance % |
| Within 1 year | 225,300 | 89 | 258,054 | 89 |
| 1 to 2 years | 10,534 | 4 | 12,143 | 4 |
| 2 to 3 years | 4,873 | 2 | 5,039 | 2 |
| Over 3 years | 13,802 | 5 | 13,881 | 5 |
| | 254,509 | 100 | 289,117 | 100 |

As of June 30, 2023, accounts payable aged over one year amounted to RMB 29,209 (December 31, 2022: RMB 31,063), and mainly comprised of unsettled payables to suppliers.

## 29 CONTRACT LIABILITIES

Contract liabilities mainly represented advances from customers related to the sales of refined oil, natural gas,chemical products and crude oil etc. As of June 30, 2023, the contract liabilities aged over one year amounted to 3,788 (December 31, 2022: 4,064). The majority of related obligations were expected to be performed with corresponding revenue recognised within one year.

## 30 EMPLOYEE COMPENSATION PAYABLE

### (1) Employee compensation payable listed as below

| | December 31, 2022 | Addition | Reduction | June 30, 2023 |
|---|---|---|---|---|
| Short-term employee benefits | 9,348 | 67,032 | (58,119) | 18,261 |
| Post-employment benefits - defined contribution plans | 34 | 11,586 | (11,545) | 75 |
| Termination benefits | 3 | 61 | (61) | 3 |
| | 9,385 | 78,679 | (69,725) | 18,339 |

The employee compensation payable includes the salary of employees and marketized temporary and seasonal workers, various insurance, housing fund, training expenses and other surcharges.

PetroChina
FINANCIAL STATEMENTS 123
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

(2) Short-term employee benefits

| | December 31, 2022 | Addition | Reduction | June 30, 2023 |
|---|---|---|---|---|
| Wages, salaries and allowances | 3,192 | 51,355 | (42,621) | 11,926 |
| Staff welfare | - | 3,336 | (3,336) | - |
| Social security contributions | 561 | 5,553 | (5,557) | 557 |
| Including: | | | | |
| Medical insurance | 544 | 5,130 | (5,134) | 540 |
| Work-related injury insurance | 14 | 396 | (396) | 14 |
| Maternity insurance | 3 | 27 | (27) | 3 |
| Housing provident funds | 3 | 5,253 | (5,251) | 5 |
| Labour union funds and employee education funds | 5,539 | 1,504 | (1,325) | 5,718 |
| Others | 53 | 31 | (29) | 55 |
| | 9,348 | 67,032 | (58,119) | 18,261 |

(3) Post-employment benefits-defined contribution plans

| | December 31, 2022 | Additions | Reduction | June 30, 2023 |
|---|---|---|---|---|
| Basic pension insurance | 27 | 7,449 | (7,416) | 60 |
| Unemployment insurance | 2 | 262 | (261) | 3 |
| Annuity | 5 | 3,875 | (3,868) | 12 |
| | 34 | 11,586 | (11,545) | 75 |

As of June 30, 2023, employee benefits payable did not contain any balance in arrears.

## 31 TAXES PAYABLE

| | June 30, 2023 | December 31, 2022 |
|---|---|---|
| Value added tax payable | 8,153 | 9,504 |
| Income tax payable | 6,807 | 16,471 |
| Consumption tax payable | 14,457 | 8,436 |
| Others | 16,646 | 19,103 |
| | 46,063 | 53,514 |

## 32 OTHER PAYABLES

As of June 30, 2023, other payables mainly comprised construction fee, deposit, earnest money, caution money and insurance payables. Other payables aged over one year amounted to RMB 7,763 (December 31, 2022: RMB 7,298).

124 33 CURRENT PORTION OF NON-CURRENT LIABILITIES June 30, 2023 December 31, 2022 Long-term borrowings due within one year 75,227 37,264 Debentures payable due within one year 36,487 25,000 Long-term payables due within one year 12 737 Lease liabilities due within one year 7,412 7,560 119,138 70,561 34 LONG-TERM BORROWINGS June 30, 2023 December 31, 2022 Guarantee - RMB 3,432 3,690 Guarantee - USD 103 103 Impawn - RMB 2,553 2,329 Impawn - USD 2,168 3,134 Mortgage - RMB 926 1,074 Unsecured - RMB 115,379 130,031 Unsecured - USD 69,924 62,883 Unsecured - Others 3,881 3,650 198,366 206,894 Less: Long-term borrowings due within one year (Note 33) (75,227) (37,264) 123,139 169,630 As of June 30, 2023, the above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries. The RMB impawn borrowings were mainly impawned by the right to charge for natural gas. The US dollar impawn borrowings were impawned by the deposit of RMB 2,140 (December 31, 2022: RMB 3,286). And the secured liabilities are secured by fixed assets with a book value of RMB 791; Constructions in progress with a book value of RMB 162 and intangible assets with a book value of RMB 25 (December 31, 2022: fixed assets with a book value of RMB 861; Constructions in progress with a book value of RMB 410 and intangible assets with a book value of RMB 65). The maturities of long-term borrowings at the dates indicated are analysed as follows: June 30, 2023 December 31, 2022 Between one and two years 77,570 73,267 Between two and five years 29,455 80,876 After five years 16,114 15,487 123,139 169,630

PetroChina
FINANCIAL STATEMENTS ▸▸ 125
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

The weighted average interest rate for long-term borrowings as of June 30, 2023 is 4.15% (December 31, 2022: 3.38% ).

The fair value of long-term borrowings (including long-term borrowings due within one year) amounted to RMB 193,891 (December 31, 2022: RMB 197,891 ). The fair value are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

## 35 DEBENTURES PAYABLE

| Debentures' Name | Issue date | Term of Debentures | Annual interest rate% | December 31, 2022 | Principal Additions | Changes in interest payable | Principal Reduction | June 30, 2023 |
|---|---|---|---|---|---|---|---|---|
| 2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years | November 22,2012 | 15 - year | 5.04 | 2,000 | - | 61 | - | 2,061 |
| 2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years | March 15,2013 | 10 - year | 4.88 | 4,000 | - | - | (4,000) | - |
| Kunlun Energy Company Limited priority notes - 10 years | May 13,2015 | 10 - year | 3.75 | 3,468 | 133 | 19 | - | 3,620 |
| 2016 PetroChina Company Limited Corporate Debentures first tranche - 10 years | January 18,2016 | 10 - year | 3.50 | 4,700 | - | 73 | - | 4,773 |
| 2016 PetroChina Company Limited Corporate Debentures second tranche - 10 years | March 1,2016 | 10 - year | 3.70 | 2,300 | - | 28 | - | 2,328 |
| 2016 PetroChina Company Limited Corporate Debentures third tranche - 10 years | March 22,2016 | 10 - year | 3.60 | 2,000 | - | 20 | - | 2,020 |
| 2019 PetroChina Company Limited first tranche medium-term notes - 5 years | January 22,2019 | 5 - year | 2.70 | 3,130 | - | 37 | - | 3,167 |
| 2019 PetroChina Company Limited second tranche medium-term notes - 5 years | January 22,2019 | 5 - year | 2.70 | 2,750 | - | 32 | - | 2,782 |
| 2019 PetroChina Company Limited third tranche medium-term notes - 5 years | February 21,2019 | 5 - year | 3.66 | 10,000 | - | 129 | - | 10,129 |
| 2019 PetroChina Company Limited fourth tranche medium-term notes - 5 years | February 21,2019 | 5 - year | 3.66 | 10,000 | - | 129 | - | 10,129 |
| 2019 PetroChina Company Limited fifth tranche medium-term notes - 5 years | April 22,2019 | 5 - year | 3.96 | 10,000 | - | 75 | - | 10,075 |
| 2020 PetroChina Company Limited first tranche medium-term notes - 3 years | April 8,2020 | 3 - year | 2.42 | 10,000 | - | - | (10,000) | - |
| 2020 PetroChina Company Limited second tranche medium-term notes - 3 years | April 8,2020 | 3 - year | 2.42 | 10,000 | - | - | (10,000) | - |
| 2020 PetroChina Kunlun Gas Company Limited first tranche medium-term notes - 3 years | April 23,2020 | 3 - year | 2.43 | 1,000 | - | - | (1,000) | - |
| 2022 PetroChina Company Limited first tranche medium-term green notes - 3 years | April 27,2022 | 3 - year | 2.26 | 500 | - | 2 | - | 502 |
| 2022 PetroChina Company Limited second tranche medium-term green notes - 3 years | June 15,2022 | 3 - year | 2.19 | 2,000 | 19 | 2 | (19) | 2,002 |
| | | | | 77,848 | 152 | 607 | (25,019) | 53,588 |
| Less: Debentures Payable due within one year (Note 33) | | | | (25,000) | | | | (36,487) |
| | | | | 52,848 | | | | 17,101 |

The above-mentioned debentures were issued at the par value, without premium or discount.

As of June 30, 2023, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 2,000 (December 31, 2022: RMB 6,000).

126 ▸▸ FINANCIAL STATEMENTS

2023 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

The fair value of the debentures amounted to RMB 53,308 (December 31, 2022: RMB 88,879). The fair value are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

## 36 PROVISIONS

| | December 31, 2022 | Additions | Reduction | June 30, 2023 |
|---|---|---|---|---|
| Asset retirement obligations | 142,081 | 4,702 | (807) | 145,976 |

Asset retirement obligations are related to oil and gas properties.

## 37 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

### (a) Deferred tax assets

| | June 30, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| | Deferred tax assets | Deductible temporary differences | Deferred tax assets | Deductible temporary differences |
| Impairment, depreciation and depletion of assets | 9,908 | 50,523 | 7,614 | 35,175 |
| Lease liabilities(Note 4(31)) | 29,608 | 121,342 | 30,186 | 123,868 |
| Provisions-Asset retirement obligations(Note 4(31)) | 33,686 | 141,835 | 32,433 | 139,249 |
| Wages and welfare | 2,114 | 10,144 | 1,424 | 6,159 |
| Carry forward of losses | 1,827 | 8,221 | 1,560 | 7,326 |
| Others | 16,327 | 67,418 | 17,016 | 69,874 |
| | 93,470 | 399,483 | 90,233 | 381,651 |

At June 30, 2023, certain subsidiaries of the Company did not recognise deferred tax asset of deductible tax losses carried forward of 111,005 (December 31, 2022: RMB 112,702), of which RMB 1,677 (for the six months ended June 30, 2022:RMB 2,923) was incurred for the six months ended June 30, 2023, because it was not probable that the related tax benefit will be realised. These deductible tax losses carried forward of RMB 187,RMB 403,RMB 3,860,RMB 1,669,RMB 1,435 and RMB 103,451 will expire in 2023, 2024, 2025, 2026, 2027, 2028 and thereafter, respectively.

PetroChina
FINANCIAL STATEMENTS ▶▶ 127
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

(b) Deferred tax liabilities

| | June 30, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| | Deferred tax liabilities | Taxable temporary differences | Deferred tax liabilities | Taxable temporary differences |
| Depreciation and depletion of assets | 38,162 | 140,749 | 33,780 | 131,829 |
| Right-of-use assets(Note 4(31)) | 27,153 | 115,263 | 28,046 | 118,592 |
| Oil and gas properties- Asset retirement obligations(Note 4(31)) | 5,846 | 27,227 | 6,347 | 28,797 |
| Others | 29,500 | 129,753 | 27,080 | 124,349 |
| | 100,661 | 412,992 | 95,253 | 403,567 |

Deferred tax assets and liabilities after offset are listed as below:

| | June 30, 2023 | December 31, 2022 |
|---|---|---|
| Deferred tax assets | 17,561 | 16,293 |
| Deferred tax liabilities | 24,752 | 21,313 |

## 38 SHARE CAPITAL

| | June 30, 2023 | December 31, 2022 |
|---|---|---|
| H shares | 21,099 | 21,099 |
| A shares | 161,922 | 161,922 |
| | 183,021 | 183,021 |

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., Ltd.. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina's issuance of new H shares.

128 ▸▸ FINANCIAL STATEMENTS
2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

The Company submitted an application to the U.S. Securities and Exchange Commission in August 2022 to delist its depositary receipts from the New York Stock Exchange. The depositary receipts are in the process of cancellation.

## 39 CAPITAL SURPLUS

| | December 31, 2022 | Additions | Reduction | June 30, 2023 |
|---|---|---|---|---|
| Capital premium | 84,328 | - | - | 84,328 |
| Other capital surplus | | | | |
| Capital surplus under the old CAS | 40,955 | - | - | 40,955 |
| Others | (1,671) | - | (727) | (2,398) |
| | 123,612 | - | (727) | 122,885 |

## 40 SURPLUS RESERVES

| | December 31, 2022 | Change in accounting policy (Note 4(31)) | January 1, 2023 | Additions | Reduction | June 30, 2023 |
|---|---|---|---|---|---|---|
| Statutory Surplus Reserves | 224,917 | (387) | 224,530 | - | - | 224,530 |
| Discretionary Surplus Reserves | 40 | - | 40 | - | - | 40 |
| | 224,957 | (387) | 224,570 | - | - | 224,570 |

Pursuant to the Company Law of PRC, the Company's Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company's registered capital. The Statutory Surplus Reserves may be used to make good previous years' losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders' general meeting after Board of Directors' proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years' losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the six months ended June 30, 2023 (for the six months ended June 30, 2022: None).

129 41 UNDISTRIBUTED PROFITS For the six months ended June 30, 2023 For the six months ended June 30, 2022 Undistributed profits at beginning of the period (before adjustment) 848,558 766,955 Change in accounting policy(Note 4(31)) (3,300) (2,751) Undistributed profits at beginning of the period (adjusted) 845,258 764,204 Add: Net profit attributable to equity holders of the Company 85,276 81,624 Less: Dividends payable to ordinary shares (40,265) (17,610) Others 50 (5) Undistributed profits at end of the period 890,319 828,213 Final dividends attributable to owners of the Company in respect of 2022 of RMB 0.22 yuan (inclusive of applicable tax) per share , amounting to a total of RMB 40,265 were approved by the shareholders in the Annual General Meeting on June 8, 2023 and were paid on June 28, 2023 (A shares) and July 28, 2023 (H shares). As authorised by shareholders in the Annual General Meeting on June 8, 2023, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2023 of RMB 0.21 yuan (inclusive of applicable tax) per share amounting to a total of RMB 38,434 according to the issued 183,021 million shares on August 30, 2023. The dividends were not paid by the end of the reporting period, and were not recognised as liability at the end of the reporting period, as they were declared after the date of the statement of financial position. 42 NON-CONTROLLING INTERESTS Non-controlling interests attributable to non-controlling interests of subsidiaries: Percentage of shares held by non-controlling interests % Profit or loss attributable to non-controlling interests Dividends declared to non-controlling interests Balance of non-controlling interests CNPC Exploration and Development Company Limited 50.00 4,162 2,000 93,521 KunLun Energy Company Limited 45.62 3,289 2,564 48,895 PetroChina Sichuan Petrochemical Company Limited 10.00 48 - 2,503 Others 30,190 175,109

130 FINANCIAL STATEMENTS
2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

## 43 OPERATING INCOME AND COST OF SALES

| | The Group | | | |
|---|---|---|---|---|
| | For the six months ended June 30, 2023 | | For the six months ended June 30, 2022 | |
| | Income | Cost | Income | Cost |
| Principal operations (b) | 1,446,772 | 1,129,998 | 1,583,941 | 1,230,664 |
| Other operations (c) | 33,099 | 34,469 | 30,680 | 32,783 |
| Total | 1,479,871 | 1,164,467 | 1,614,621 | 1,263,447 |
| Including: Revenue from contracts with customers (a) | 1,478,970 | | 1,613,842 | |
| Other revenue | 901 | | 779 | |

| | The Company | | | |
|---|---|---|---|---|
| | For the six months ended June 30, 2023 | | For the six months ended June 30, 2022 | |
| | Income | Cost | Income | Cost |
| Principal operations (b) | 860,169 | 656,512 | 807,368 | 591,220 |
| Other operations (c) | 26,512 | 27,683 | 24,399 | 26,113 |
| Total | 886,681 | 684,195 | 831,767 | 617,333 |
| Including: Revenue from contracts with customers (a) | 886,168 | | 831,275 | |
| Other revenue | 513 | | 492 | |

(a) Revenue from contracts with customers

| For the six months ended June 30, 2023 Type of contract | Oil, Gas and New energy | Refining, Chemicals and New materials | Marketing | Natural Gas Sales | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| Type of goods and services | | | | | | |
| Crude oil | 293,104 | - | 380,795 | - | - | 673,899 |
| Natural gas | 78,532 | - | 184,554 | 259,155 | - | 522,241 |
| Refined products | - | 471,849 | 614,586 | - | - | 1,086,435 |
| Chemicals products | - | 99,785 | 27,185 | - | - | 126,970 |
| Pipeline transportation business | - | - | - | 515 | - | 515 |
| Non-oil sales in gas stations | - | - | 17,049 | - | - | 17,049 |
| Others | 53,025 | 3,287 | 498 | 16,630 | 1,244 | 74,684 |
| Intersegment elimination | (355,390) | (418,608) | (235,988) | (12,676) | (161) | (1,022,823) |
| Total | 69,271 | 156,313 | 988,679 | 263,624 | 1,083 | 1,478,970 |
| Geographical classification | | | | | | |
| China's mainland | 34,128 | 156,313 | 498,577 | 263,624 | 1,083 | 953,725 |
| Others | 35,143 | - | 490,102 | - | - | 525,245 |
| Total | 69,271 | 156,313 | 988,679 | 263,624 | 1,083 | 1,478,970 |

PetroChina
FINANCIAL STATEMENTS 131
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

| For the six months ended June 30, 2022 Type of contract | Oil, Gas and New energy | Refining, Chemicals and New materials | Marketing | Natural Gas Sales | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| Type of goods and services | | | | | | |
| Crude oil | 318,018 | - | 443,069 | - | - | 761,087 |
| Natural Gas | 75,793 | - | 242,222 | 234,226 | - | 552,241 |
| Refined products | - | 471,760 | 624,297 | - | - | 1,096,057 |
| Chemicals Products | - | 109,019 | 32,680 | - | - | 141,699 |
| Pipeline transportation business | - | - | - | 388 | - | 388 |
| Non-oil Sales in Gas Stations | - | - | 15,045 | - | - | 15,045 |
| Others | 53,437 | 2,993 | 142 | 18,289 | 1,243 | 76,104 |
| Intersegment elimination | (373,035) | (406,955) | (238,399) | (10,260) | (130) | (1,028,779) |
| Total | 74,213 | 176,817 | 1,119,056 | 242,643 | 1,113 | 1,613,842 |
| Geographical classification | | | | | | |
| China's mainland | 46,060 | 176,817 | 460,755 | 242,643 | 1,113 | 927,388 |
| Others | 28,153 | - | 658,301 | - | - | 686,454 |
| Total | 74,213 | 176,817 | 1,119,056 | 242,643 | 1,113 | 1,613,842 |

| | The Company | |
|---|---|---|
| Type of contract | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 |
| Type of goods and services | | |
| Crude oil | 231,743 | 260,581 |
| Natural gas | 312,136 | 280,993 |
| Refined products | 830,977 | 773,231 |
| Chemical products | 103,382 | 108,849 |
| Non-oil sales in gas stations | 15,034 | 13,383 |
| Others | 32,819 | 32,011 |
| Intersegment elimination | (639,923) | (637,773) |
| Total | 886,168 | 831,275 |

Revenue from contracts with customers is mainly recognised at a point in time.

132 (b) Income and cost of sales from principal operations The Group For the six months ended June 30, 2023 For the six months ended June 30, 2022 Income Cost Income Cost Oil, Gas and New energy 416,844 284,076 439,108 297,245 Refining, Chemicals and New materials 571,634 435,604 580,780 454,032 Marketing 1,207,130 1,170,130 1,342,268 1,289,295 Natural Gas Sales 273,819 262,892 250,358 238,020 Head Office and Other 168 119 206 150 Intersegment elimination (1,022,823) (1,022,823) (1,028,779) (1,048,078) Total 1,446,772 1,129,998 1,583,941 1,230,664 The Company For the six months ended June 30, 2023 For the six months ended June 30, 2022 Income Cost Income Cost Oil, Gas and New energy 325,426 248,983 350,354 271,735 Refining, Chemicals and New materials 489,282 379,931 479,937 373,375 Marketing 448,180 431,158 404,618 388,611 Natural Gas Sales 237,036 236,244 210,027 207,433 Head Office and Other 168 119 206 150 Intersegment elimination (639,923) (639,923) (637,774) (650,084) Total 860,169 656,512 807,368 591,220 (c) Income and cost of sales from other operations The Group For the six months ended June 30, 2023 For the six months ended June 30, 2022 Income Cost Income Cost Sale of materials 3,337 3,065 3,282 3,101 Non-oil sales in gas stations 17,049 15,493 15,045 13,849 Others 12,713 15,911 12,353 15,833 Total 33,099 34,469 30,680 32,783 The Company For the six months ended June 30, 2023 For the six months ended June 30, 2022 Income Cost Income Cost Sale of materials 3,289 2,612 3,040 2,765 Non-oil sales in gas stations 15,034 13,681 13,383 12,319 Others 8,189 11,390 7,976 11,029 Total 26,512 27,683 24,399 26,113

133 44 TAXES AND SURCHARGES For the six months ended June 30, 2023 For the six months ended June 30, 2022 Consumption tax 88,256 80,222 Resource tax 14,509 16,210 City maintenance and construction tax 8,820 8,705 Educational surcharge 6,506 6,373 Urban and township land use tax 1,947 1,867 Crude oil special gain levy 6,758 23,346 Others 3,060 3,877 129,856 140,600 45 SELLING EXPENSES For the six months ended June 30, 2023 For the six months ended June 30, 2022 Employee compensation costs 10,912 10,838 Depreciation, depletion and amortisation 7,491 7,615 Transportation expenses 5,808 6,888 Lease, packing, warehouse storage expenses 1,685 1,329 Others 6,105 6,102 32,001 32,772 46 GENERAL AND ADMINISTRATIVE EXPENSES For the six months ended June 30, 2023 For the six months ended June 30, 2022 Employee compensation costs 16,327 16,068 Depreciation, depletion and amortisation 3,295 3,030 Safety fund 3,629 2,727 Technology service expense 420 446 Other taxes 187 448 Others 2,263 1,625 26,121 24,344

134 47 RESEARCH AND DEVELOPMENT EXPENSES For the six months ended June 30, 2023 For the six months ended June 30, 2022 Employee compensation costs 3,999 3,321 Depreciation, depletion and amortisation 646 647 Fuel and material consumption 397 223 Others 4,609 4,951 9,651 9,142 48 FINANCE EXPENSES For the six months ended June 30, 2023 For the six months ended June 30, 2022 Interest expenses 12,383 10,318 Include: Interest expenditure on lease liabilities 2,617 2,728 Less: Capitalized interest (199) (674) Less: Interest income (3,597) (1,375) Exchange losses 14,041 9,435 Less: Exchange gains (14,099) (8,920) Others 659 400 9,188 9,184 49 OTHER INCOME For the six months ended June 30, 2023 For the six months ended June 30, 2022 Refund of import value-added tax, relating to the import of natural gas 7,486 5,743 Refund of value-added tax, relating to the change from business tax to value-added tax 89 40 Others 796 623 8,371 6,406

135 50 INVESTMENT INCOME The Group For the six months ended June 30, 2023 For the six months ended June 30, 2022 Share of profit of associates and joint ventures 9,667 8,104 Gains on disposal of subsidiaries 91 49 Investment loss from disposal of derivative financial instruments (4,279) (13,985) Gains from ineffective portion of cash flow hedges 882 1,128 Gains on investments in other equity instruments 10 7 Other investment income 325 317 6,696 (4,380) The Company For the six months ended June 30, 2023 For the six months ended June 30, 2022 Dividends declared by subsidiaries 14,843 17,041 Share of profit of associates and joint ventures 6,726 6,107 Gains on disposal of subsidiaries 66 40 Gains on investments in other equity instruments 5 6 Other investment income/(loss) 52 (10) 21,692 23,184 51 CHANGES IN FAIR VALUE GAINS AND LOSSES For the six months ended June 30, 2023 For the six months ended June 30, 2022 Net fair value gains/(losses) on financial assets and financial liabilities at fair value through profit or loss 1,536 (8,108) Unrealised gains/(losses) from ineffective portion of cash flow hedges, net 123 (324) 1,659 (8,432)

136 52 CREDIT IMPAIRMENT REVERSAL/( LOSSES) For the six months ended June 30, 2023 For the six months ended June 30, 2022 Accounts receivable 380 (420) Other receivables 27 6 Others 6 (89) 413 (503) 53 ASSET IMPAIRMENT LOSSES For the six months ended June 30, 2023 For the six months ended June 30, 2022 Impairment losses for declines in the value of inventories 1,445 568 Impairment losses for fixed assets and oil and gas properties 16 - Impairment losses for other non-current assets - (1) 1,461 567 54 GAINS FROM ASSET DISPOSALS For the six months ended June 30, 2023 For the six months ended June 30, 2022 Amount recognised in nonrecurring profit or loss for the six months ended June 30, 2023 Gains from disposal of fixed assets and oil and gas properties 52 139 52 Losses from disposal of construction in progress - (5) - Gains from disposal of intangible assets 73 88 73 Gains from disposal of other long-term assets 23 127 23 148 349 148 55 NON-OPERATING INCOME AND EXPENSES (a) Non-operating income For the six months ended June 30, 2023 For the six months ended June 30, 2022 Amount recognised in nonrecurring profit or loss for the six months ended June 30, 2023 Government grants 395 391 395 Others 657 670 657 1,052 1,061 1,052

137 (b) Non-operating expenses For the six months ended June 30, 2023 For the six months ended June 30, 2022 Amount recognised in nonrecurring profit or loss for the six months ended June 30, 2023 Fines 16 47 16 Donation 219 208 219 Extraordinary loss 95 309 95 Damage or scrapping of non-current assets 849 7,219 849 Others 2,533 2,951 2,533 3,712 10,734 3,712 56 TAXATION For the six months ended June 30, 2023 For the six months ended June 30, 2022 Income taxes 25,740 34,517 Deferred taxes (Note 4(31)) 1,430 (7,135) 27,170 27,382 The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows: For the six months ended June 30, 2023 For the six months ended June 30, 2022 Profit before taxation 121,753 118,332 Tax calculated at a tax rate of 25% 30,438 29,583 Tax return true-up (372) 76 Effect of income taxes from international operations different from taxes at the PRC statutory tax rate 2,275 5,464 Effect of preferential tax rate (8,586) (9,000) Tax effect of income not subject to tax (2,695) (1,738) Tax effect of expenses not deductible for tax purposes 4,717 3,433 Tax effect of temporary differences and losses not recognised as deferred tax assets 1,393 (436) Taxation 27,170 27,382

138 57 EARNINGS PER SHARE Basic and diluted earnings per share for the six months ended June 30, 2023 and June 30, 2022 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period. There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share. 58 OTHER COMPREHENSIVE INCOME Other comprehensive income attributable to equity holders of the Company December 31, 2022 Amounts recognised in income statements Amounts accumulated in other comprehensive income reclassified to retained earnings June 30, 2023 Items that will not be reclassified to profit or loss Including: Changes in fair value of investments in other equity instruments 370 56 (121) 305 Items that may be reclassified to profit or loss Including: Other comprehensive income recognized under equity method 1,112 379 -- 1,491 Cash flow hedges 11,273 (2,738) -- 8,535 Translation differences arising from translation of foreign currency financial statements (31,774) 3,412 -- (28,362) Others (43) - -- (43) Total (19,062) 1,109 (121) (18,074) 59 SUPPLEMENT TO INCOME STATEMENT Expenses are analysed by nature: For the six months ended June 30, 2023 For the six months ended June 30, 2022 Operating income 1,479,871 1,614,621 Less: Changes in inventories of finished goods and work in progress 6,986 (47,525) Raw materials and consumables used (1,011,809) (1,064,006) Employee benefits expenses (77,798) (74,927) Depreciation, depletion and amortisation expenses (113,001) (102,863) Investment loss from disposal of derivative financial instruments (4,279) (13,985) Gain from ineffective portion of cash flow hedges 882 1,128 Gains/(Losses) from changes in fair value 1,659 (8,432) Credit impairment reversal/(losses) 413 (503) Assets impairment losses (1,461) (567) Lease expenses (1,062) (1,075) Finance expenses (9,188) (9,184) Other expenses (146,800) (164,677) Operating profit 124,413 128,005

139 60 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS (a) Reconciliation from the net profit to the cash flows from operating activities The Group The Company For the six months ended June 30, 2023 For the six months ended June 30, 2022 For the six months ended June 30, 2023 For the six months ended June 30, 2022 Net profit 94,583 90,950 69,450 68,798 Add: Asset impairment losses 1,461 567 6 25 Credit (reversal)/losses (413) 503 28 45 Depreciation and depletion of fixed asset and oil and gas properties 103,501 93,389 65,340 61,668 Depreciation and depletion of right-of-use assets 5,887 6,064 2,995 3,014 Amortisation of intangible assets 2,523 2,335 2,019 1,898 Amortisation of long-term prepaid expenses 1,090 1,075 972 1,266 Gains on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets (148) (349) (123) (257) Damage or scrapping of fixed assets and oil and gas properties 849 7,219 251 5,613 Capitalised exploratory costs charged to expense 4,884 5,821 3,931 4,863 Safety fund reserve 2,057 1,998 1,571 1,519 Finance expenses 9,188 9,184 6,672 6,694 Investment (income)/losses (6,696) 4,380 (21,692) (23,184) (Gains)/Losses from changes in fair value (1,659) 8,432 37 - Changes in deferred taxation 1,430 (7,135) 1,528 (4,933) (Increase)/Decrease in inventories (1,856) (78,419) 1,797 (37,464) Increase in operating receivables (26,217) (86,750) (10,231) (34,400) Increase in operating payables 31,242 136,797 33,825 83,651 Net cash flows from operating activities 221,706 196,061 158,376 138,816 (b) Net increase in cash and cash equivalents The Group The Company For the six months ended June 30, 2023 For the six months ended June 30, 2022 For the six months ended June 30, 2023 For the six months ended June 30, 2022 Cash at the end of the period 219,173 221,155 86,017 116,865 Less: Cash at the beginning of the period (191,190) (136,789) (68,808) (31,955) Add: Cash equivalents at the end of the period - - - - Less: Cash equivalents at the beginning of the period - - - - Increase in cash and cash equivalents 27,983 84,366 17,209 84,910

140 (c) Cash and cash equivalents The Group The Company June 30, 2023 December 31, 2022 June 30, 2023 December 31, 2022 Cash at bank and on hand 262,554 225,049 88,017 72,308 Less: Time deposits with maturities over 3 months (43,381) (33,859) (2,000) (3,500) Cash and cash equivalents at the end of the period 219,173 191,190 86,017 68,808 61 SEGMENT REPORTING The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group's operating segments comprise: Oil, Gas and New energy, Refining, Chemicals and New material, Marketing, Natural Gas Sales and Head Office and Other. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market price. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile. The Oil, Gas and New energy segment is engaged in the exploration, development, transportation, production, marketing of crude oil and natural gas and new energy business. The Refining, Chemicals and New materials segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products, other chemical products and new materials business. The Marketing segment is engaged in the marketing of refined products and non-oil products, and the trading business. The Natural Gas Sales segment is engaged in the transportation and sale of natural gas. The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the other operating business segments of the Group. The accounting policies of the operating segments are the same as those described in Note 4 - "Principal Accounting Policies and Accounting Estimates".

PetroChina

FINANCIAL STATEMENTS 141

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the six months ended June 30, 2023 is as follows:

| | Oil, Gas and New energy | Refining, Chemicals and New materials | Marketing | Natural Gas Sales | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| Revenue | 424,782 | 575,005 | 1,225,310 | 276,341 | 1,256 | 2,502,694 |
| Less: Intersegment revenue | (355,390) | (418,608) | (235,988) | (12,676) | (161) | (1,022,823) |
| Revenue from external customers | 69,392 | 156,397 | 989,322 | 263,665 | 1,095 | 1,479,871 |
| Segment expenses (i) | (262,700) | (234,619) | (786,675) | (60,333) | (9,398) | (1,353,725) |
| Segment profit/(loss) | 86,528 | 19,609 | 14,030 | 14,130 | (8,151) | 126,146 |
| Unallocated income and expenses | | | | | | (1,733) |
| Operating profit | | | | | | 124,413 |
| Depreciation, depletion and amortisation | 86,939 | 14,096 | 8,703 | 2,444 | 819 | 113,001 |
| Asset impairment losses | - | 90 | 1,355 | 16 | - | 1,461 |
| Credit reversal/(losses) | 41 | - | (391) | (62) | (1) | (413) |
| Capital expenditures | 79,626 | 3,471 | 722 | 988 | 330 | 85,137 |
| June 30, 2023 | | | | | | |
| Segment assets | 1,537,904 | 485,785 | 618,946 | 342,409 | 1,712,573 | 4,697,617 |
| Other assets | | | | | | 28,869 |
| Elimination of intersegment balances (ii) | | | | | | (2,006,945) |
| Total assets | | | | | | 2,719,541 |
| Segment liabilities | 611,310 | 236,870 | 402,361 | 125,103 | 596,918 | 1,972,562 |
| Other liabilities | | | | | | 70,815 |
| Elimination of intersegment balances (ii) | | | | | | (912,136) |
| Total liabilities | | | | | | 1,131,241 |

142 ▶▶ FINANCIAL STATEMENTS 2023 INTERIM REPORT

*PETROCHINA COMPANY LIMITED*
*UNAUDITED NOTES TO THE FINANCIAL STATEMENTS*
*FOR THE SIX MONTHS ENDED JUNE 30, 2023*
*(All amounts in RMB millions unless otherwise stated)*

(b) Segment information as of December 31, 2022 and for the six months ended June 30, 2022 is as follows:

| | Oil, Gas and New energy | Refining, Chemicals and New materials | Marketing | Natural Gas Sales | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| Revenue | 447,350 | 583,852 | 1,358,004 | 252,942 | 1,252 | 2,643,400 |
| Less: Intersegment revenue | (373,035) | (406,955) | (238,399) | (10,260) | (130) | (1,028,779) |
| Revenue from external customers | 74,315 | 176,897 | 1,119,605 | 242,682 | 1,122 | 1,614,621 |
| Segment expenses (i) | (277,649) | (205,397) | (905,569) | (64,582) | (10,702) | (1,463,899) |
| Segment profit/(loss) | 90,049 | 25,658 | 30,613 | 13,860 | (9,458) | 150,722 |
| Unallocated income and expenses | | | | | | (22,717) |
| Operating profit | | | | | | 128,005 |
| Depreciation, depletion and amortisation | 79,045 | 12,021 | 8,666 | 2,280 | 851 | 102,863 |
| Asset impairment losses | (1) | 20 | 548 | - | - | 567 |
| Credit impairment losses | (20) | (3) | 260 | 266 | - | 503 |
| Capital expenditures | 72,820 | 16,827 | 832 | 1,420 | 413 | 92,312 |
| December 31, 2022 | | | | | | |
| Segment assets | 1,503,805 | 484,704 | 614,300 | 341,546 | 1,679,722 | 4,624,077 |
| Other assets | | | | | | 28,400 |
| Elimination of intersegment balances (ii) | | | | | | (1,982,132) |
| Total assets | | | | | | 2,670,345 |
| Segment liabilities | 581,261 | 243,417 | 404,991 | 135,361 | 590,604 | 1,955,634 |
| Other liabilities | | | | | | 74,827 |
| Elimination of intersegment balances (ii) | | | | | | (894,532) |
| Total liabilities | | | | | | 1,135,929 |

(i) Segment expenses include cost of sales, taxes and surcharges, selling expenses, general and administrative expenses, research and development expenses, other income.

(ii) Elimination of intersegment balances represents elimination of intersegment accounts and investments.

143 (2) Geographical information Revenue from external customers For the six months ended June 30, 2023 For the six months ended June 30, 2022 China's mainland 954,624 928,165 Others 525,247 686,456 1,479,871 1,614,621 Non-current assets (i) June 30, 2023 December 31, 2022 China's mainland 1,847,501 1,853,721 Others 185,459 178,343 2,032,960 2,032,064 (i) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets. 62 FINANCIAL RISK MANAGEMENT 1. Financial risk The Group's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. (1) Market risk Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows. (a) Foreign exchange risk The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

144 (b) Interest rate risk The Group has no significant interest rate risk on interest-bearing assets. The Group's exposure to interest rate risk arises from its borrowings(including debentures payable). The Group's borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group's borrowings and debentures payable, together with their respective interest rates and maturity dates, is included in Note 34 and 35. (c) Price risk The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity options, to hedge some price risks efficiently. As at June 30, 2023, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as hedges. As at June 30, 2023, the fair value of such derivative hedging financial instruments is derivative financial assets of 14,910 (December 31, 2022: 20,988) and derivative financial liabilities of 7,141 (December 31, 2022: 10,941). As at June 30, 2023, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group's profit for the year by approximately 1,543 (December 31, 2022: RMB 331), and resulting in an decrease/increase of approximately 372 in other comprehensive income of the Group (December 31, 2022: RMB 1,074).This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group's derivative financial instruments at that date with exposure to commodity price risk. (2) Credit risk Credit risk arises from cash at bank and on hand, credit exposure to customers with outstanding receivable balances, other receivables and long-term recievables. A substantial portion of the Group's cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low. The Group performs ongoing assessment of the credit quality of its customers, and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable and related provision for bad debts are presented in Note 9.

145 The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and receivables financing included in the consolidated balance sheet represent the Group's maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk. The Group has no significant concentration of credit risk. (3) Liquidity risk Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities. In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements. Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material. Analysis of the Group's long-term borrowings, debentures payable and lease liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 34, 35 and 20. 2. Capital management The Group's objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings. The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings, debentures payable and ultra short-term financing bond. The gearing ratio at June 30, 2023 is 16.00% (December 31, 2022: 17.39%). 3. Fair value estimation The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at June 30, 2023 and December 31, 2022 are disclosed in the respective accounting policies. Financial assets and financial liabilities that measured at amortised cost include: cash at bank and on hand, accounts receivable, other receivables, long-term receivables, short-term borrowings, accounts payables, note payable, long-term borrowings, debentures payable, etc. The fair values of fixed rate long-term borrowings and debentures payable are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings and debentures payable are presented in Note 34 and Note 35, respectively. Except for these, the carrying amounts of other financial assets and financial liabilities that are not measured at fair value approximate their fair values.

146 The Group's investments in financial assets at fair value through profit or loss, financial liabilities at fair value through profit or loss, derivative financial instruments, receivables financing and other equity instruments are measured at fair value on the balance sheet date. The fair value of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss are mainly categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. The fair value of derivative financial instruments are mainly categorised into Level 1 and Level 2 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques, or the inputs other than quoted prices included within Level 1 that are observable either directly or indirectly. Receivables financing are mainly categorised into Level 3 of the fair value hierarchy, which are based on that Receivables financing are mainly short-term bills of acceptance issued by banks, their fair values approximate the face values of the bills. The investments in other equity instruments are measured at fair value at the end of the reporting period. The investments in other equity instruments are mainly categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. As of June 30, 2023, financial assets continuing to be measured at fair value are listed in three levels as follows: Level 1 Level 2 Level 3 Total Financial assets Financial assets at fair value through profit or loss-- Financial assets at fair value through profit or loss 5,815 - - 5,815 Derivative financial assets-- Derivative financial assets 2,221 12,786 - 15,007 Receivables financing-- Receivables financing - - 8,815 8,815 Investments in other equity instruments-- other equity instruments 552 - 331 883 Total 8,588 12,786 9,146 30,520 As of June 30, 2023, financial liabilities continuing to be measured at fair value are listed in three levels as follows: Level 1 Level 2 Level 3 Total Financial liabilities Financial Liabilities at fair value through profit or loss-- Financial Liabilities at fair value through profit or loss 4,258 - - 4,258 Derivative financial liabilities-- Derivative financial liabilities 1,412 6,410 - 7,822 Total 5,670 6,410 - 12,080

147 As of December 31, 2022, financial assets continuing to be measured at fair value are listed in three levels as follows: Level 1 Level 2 Level 3 Total Financial assets Financial assets at fair value through profit or loss-- Financial assets at fair value through profit or loss 3,876 - - 3,876 Derivative financial assets-- Derivative financial assets 14,508 6,625 - 21,133 Receivables financing-- Receivables financing - - 4,376 4,376 Investments in other equity instruments-- other equity instruments 623 - 327 950 Total 19,007 6,625 4,703 30,335 As of December 31, 2022, financial liabilities continuing to be measured at fair value are listed in three levels as follows: Level 1 Level 2 Level 3 Total Financial liabilities Financial Liabilities at fair value through profit or loss-- Financial Liabilities at fair value through profit or loss 1,698 - - 1,698 Derivative financial liabilities-- Derivative financial liabilities 983 10,163 - 11,146 Total 2,681 10,163 - 12,844 The Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the bills receivable classified as Level 3 financial assets. 63 RELATED PARTIES AND RELATED PARTY TRANSACTIONS (1) Parent Company (a) General information of parent company CNPC, the immediate parent of the Company, is a limited liability company directly controlled by the PRC government. Type of Legal Entity Place of incorporation Legal representative Principal activities China National Petroleum Corporation Limited liability company (wholly state-wned) PRC Dai Houliang Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, construction and technical services and petroleum equipment manufacturing etc.

148 FINANCIAL STATEMENTS
2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

(b) Registered capital and changes in registered capital of the parent company

| | December 31, 2022 | Additions | Reduction | June 30, 2023 |
|---|---|---|---|---|
| China National Petroleum Corporation | 486,900 | - | - | 486,900 |

(c) Equity interest and voting rights of parent company

| | June 30, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| | Equity interest % | Voting rights % | Equity interest % | Voting rights % |
| China National Petroleum Corporation | 82.62 | 82.62 | 80.54 | 80.54 |

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(3) Nature of related parties that are not controlled by the Company

| Names of related parties | Relationship with the Company |
|---|---|
| China Oil & Gas Piping Network Corporation | Associate |
| China Petroleum Finance Co., Ltd. | Associate |
| CNPC Captive Insurance Co., Ltd. | Associate |
| China National Aviation Fuel Group Limited | Associate |
| China Marine Bunker (PetroChina) Co., Ltd. | Joint venture |
| Mangistau Investment B.V. | Joint venture |
| Trans-Asia Gas Pipeline Co., Ltd. | Joint venture |
| CNPC Bohai Drilling Engineering Co., Ltd. | Fellow subsidiary of CNPC |
| CNPC Oriental Geophysical Exploration Co., Ltd. | Fellow subsidiary of CNPC |
| CNPC Chuanqing Drilling Engineering Co., Ltd. | Fellow subsidiary of CNPC |
| Daqing Petroleum Administrative Bureau Co., Ltd. | Fellow subsidiary of CNPC |
| Liaohe Petroleum Exploration Bureau Co., Ltd. | Fellow subsidiary of CNPC |
| China Petroleum Pipeline Bureau Co., Ltd. | Fellow subsidiary of CNPC |
| CNPC Transportation Co., Ltd. | Fellow subsidiary of CNPC |
| CNPC Material Company Co., Ltd. | Fellow subsidiary of CNPC |
| China National Oil and Gas Exploration and Development Corporation Co., Ltd. | Fellow subsidiary of CNPC |
| China National United Oil Co., Ltd. | Fellow subsidiary of CNPC |
| CNPC Shared Operation Co. Ltd | Fellow subsidiary of CNPC |

149 (4) Summary of significant related party transactions (a) Related party transactions with CNPC and its subsidiaries: The Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 27, 2020 for a period of three years effective from January 1, 2021. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, then the actual cost incurred or the agreed contractual prices are used. On August 25, 2011, based on the Land Use Rights Leasing Contract signed for a period of 50 years from 2000, the Company and CNPC entered into a supplemental agreement to the Land Use Rights Leasing Contract which took effect on January 1, 2012. The expiry date of the supplemental agreement is the same as the Land Use Rights Leasing Contract, which is in 2050. The Company and CNPC may adjust area and rental payable for the leased land parcels every three years taking into consideration of production and operations of the Company and the prevailing market price. On August 27, 2020, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract, which adjusted the rental payable and the area for the leased land parcels with effect from January 1, 2021. The Company agreed to rent from CNPC and its fellow subsidiaries parcels of land with an aggregate area of approximately 1,142 million square metres with annual rental payable (exclusive of tax and charges) approximately 5,673 based on the area of leased land parcels and the current market conditions. Apart from the annual rental payable and are for the leased parcels, the other terms in the Land Use Rights Leasing Contract and supplemental agreement remained. On August 24, 2017, the Company entered into a new Buildings Leasing Contract with CNPC, which took effect on January 1, 2018 for a period of 20 years. The Company and CNPC may adjust the area of buildings leased and the rental fees every three years as appropriate by reference to the production and operations of the Company and the prevailing market prices, but the adjusted rental shall not exceed the comparable fair market prices. On August 27, 2020, the Company and CNPC issued a confirmation letter to the 2017 Buildings Leasing Contract, which adjusted the annual rental payable and the area for the leased which took effect on January 1, 2021. Buildings covering an aggregate area of 1,287.5 thousand square meters were leased at annual rental payable approximately 713 in accordance with the confirmed rental area and the current property market conditions. Apart from the annual rental payable and area of the leased building, the other terms in the Building Leasing Contract remains unchanged.

150 ▸▸ FINANCIAL STATEMENTS

2023 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

| | Notes | For the six months ended June 30, 2023 | For the six months ended June 30, 2022 |
|---|---|---|---|
| Sales of goods and services rendered to CNPC and its subsidiaries | (1) | 19,654 | 28,474 |
| Purchase of goods and services from CNPC and its subsidiaries: | | | |
| Fees paid for construction and technical services | (2) | 54,099 | 55,969 |
| Fees for production services | (3) | 75,574 | 62,056 |
| Social services charges | (4) | 825 | 654 |
| Ancillary services charges | (5) | 544 | 461 |
| Material supply services | (6) | 6,698 | 6,645 |
| Interest income | (7) | 405 | 186 |
| Interest expense | (8) | 1,577 | 1,585 |
| Other financial service expense | (9) | 1,368 | 1,245 |
| Rental and other expenses paid to CNPC and its fellow subsidiaries | (10) | 3,216 | 3,105 |
| Purchases of assets from CNPC and its subsidiaries | (11) | 458 | 297 |

Notes:

(1) Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2) Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3) Production services comprise the repair of machinery and equipment, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4) Social services comprise mainly security service, education, hospitals, preschool, etc.

(5) Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6) Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7) The bank deposits in CNPC and its fellow subsidiaries as of June 30, 2023 were RMB 53,421 (December 31, 2022: RMB 47,656).

(8) The loans from CNPC and its fellow subsidiaries including long-term borrowings, long-term borrowings due within one year and short-term borrowings as of June 30, 2023 were RMB 138,175 (December 31, 2022: RMB 133,453).

(9) Other financial service expense primarily refers to expense of insurance and other services.

(10) Rental and other expenses paid to CNPC and its subsidiaries refer to: 1) Rental was calculated and paid in accordance with the Building and Land Use Rights leasing contract between the Group and CNPC. 2) Rents and other payments (including all rents, leasing service fees and prices for exercising purchase options) were paid according to other lease agreements entered in to by the Group and CNPC and its fellow subsidiaries.

(11) Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

151 (b) Related party transactions with associates and joint ventures: The transactions between the Group and its associates and joint ventures are conducted at governmentprescribed prices or market prices. For the six months ended June 30, 2023 For the six months ended June 30, 2022 (a) Sales of goods - Crude Oil 9,397 11,334 - Refined products 26,152 12,290 - Chemical products 188 378 - Natural Gas 8,471 1,736 (b) Sales of services 470 103 (c) Purchases of goods 13,391 14,398 (d) Purchases of services 31,373 39,403 (5) Commissioned loans The Company with its subsidiaries, the Group with CNPC and its subsidiaries , commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of June 30, 2023, the eliminated commissioned loans include the loans provided by the Company to its subsidiaries amounted to RMB 211(December 31, 2022: RMB 150) and the loans provided to the Company by its subsidiaries amounted to RMB 30,936 (December 31, 2022: RMB 29,744). (6) Guarantees CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 34 and Note 35.

152 (7) Receivables and payables with related parties (a) Receivables from related parties June 30, 2023 December 31, 2022 CNPC and its subsidiaries Accounts receivable 5,322 2,250 Receivables financing - 1,000 Advances to suppliers 14,125 6,513 Other receivables 3,016 4,063 Other non-current assets 18,589 6,439 Associates and joint ventures Accounts receivable 2,971 1,565 Advances to suppliers 111 105 Other receivables 2,171 2,056 Other current assets 8,175 8,300 Other non-current assets 11,006 10,319 As of June 30, 2023, the provisions for bad debts of the receivables from related parties amounted to RMB 475(December 31, 2022: RMB 475). As of June 30, 2023, the receivables from related parties represented 33% (December 31, 2022: 25%) of total receivables. (b) Payables to related parties June 30, 2023 December 31, 2022 CNPC and its subsidiaries Notes payable 382 639 Accounts payable 40,644 49,671 Other payables 5,588 3,803 Contract liabilities 1,185 493 Lease liabilities (including lease liabilities due within one year) 97,061 98,143 Associates and joint ventures Notes payable - 26 Accounts payable 1,621 3,114 Other payables 77 206 Contract liabilities 38 27 As of June 30, 2023, the payables to related parties represented 26% (December 31, 2022: 28%) of total payables.

153 (8) Key management personnel compensation For the six months ended June 30, 2023 For the six months ended June 30, 2022 RMB'000 RMB'000 Key management personnel compensation 6,433 5,060 64 CONTINGENT LIABILITIES (1) Bank and other guarantees At June 30, 2023 and December 31, 2022, the Group did not guarantee related parties or third parties any significant borrowings or others. (2) Environmental liabilities The PRC has enacted comprehensive environmental laws and regulations that affect the operation of the oil and gas industry. Management believes that there are no probable liabilities under existing legislation, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group. As of June 30, 2023, the amounts of asset retirement obligations which have already been reflected in the consolidated financial statements relating to environmental liability were RMB 145,976 (December 31, 2022: 142,081) (Note 36). (3) Legal contingencies During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding of the group, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group. (4) Group insurance The Group has insurance coverage for certain assets that are subject to significant operating risks, thirdparty liability insurance against claims relating to personal injury, property and environmental damages that result from accidents, and employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

154 65 COMMITMENTS (1) Capital commitments At June 30, 2023, the Group's capital commitments contracted but not provided for, were RMB 2,495(December 31, 2022: RMB 882). These capital commitments are transactions mainly with CNPC and its fellow subsidiaries. (2) Exploration and production licenses The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 48 for the six months ended June 30, 2023 (for the six months ended June 30, 2022: RMB 35). According to the current policy, estimated annual payments for the next five years are as follows: June 30, 2023 Within one year 500 Between one and two years 500 Between two and three years 500 Between three and four years 500 Between four and five years 500

155 FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION 1 NON-RECURRING PROFIT/LOSS ITEMS For the six months ended June 30, 2023 For the six months ended June 30, 2022 Losses on disposal of non-current assets (701) (6,870) Government grants recognised in the income statement 395 391 Reversal of provisions for bad debts against receivables 541 51 Net gains arising from the disposal of associates and joint ventures 13 - Gains on disposal of subsidiaries 91 49 Losses/(Gains) on holding and disposal of other investments (792) - Other non-operating income and expenses (2,206) (2,845) (2,659) (9,224) Tax impact of non-recurring profit/loss items 573 1,956 Impact of non-controlling interests (31) 17 Total (2,117) (7,251) 2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS The consolidated net profit for the year under IFRS and CAS were RMB 94,579 and RMB 94,583, respectively, with a difference of RMB 4; the consolidated shareholders' equity for the year under IFRS and CAS were RMB 1,588,046 and RMB 1,588,300, respectively, with a difference of RMB 254. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

156 PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF COMPREHENSIVE INCOME For the six months ended June 30, 2023 and June 30, 2022 (All amounts in RMB millions unless otherwise stated) Notes Six months ended June 30 2023 2022 RMB RMB REVENUE 4 1,479,871 1,614,621 OPERATING EXPENSES Purchases, services and other (1,004,823) (1,111,531) Employee compensation costs (77,798) (74,927) Exploration expenses, including exploratory dry holes (9,098) (12,839) Depreciation, depletion and amortisation (113,017) (102,863) Selling, general and administrative expenses (28,647) (28,409) Taxes other than income taxes 5 (130,220) (141,231) Other income/(expenses), net 4,349 (23,806) TOTAL OPERATING EXPENSES (1,359,254) (1,495,606) PROFIT FROM OPERATIONS 120,617 119,015 FINANCE COSTS Exchange gain 14,099 8,920 Exchange loss (14,041) (9,435) Interest income 3,597 1,375 Interest expense (12,184) (9,644) TOTAL NET FINANCE COSTS (8,529) (8,784) SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES 9,667 8,104 PROFIT BEFORE INCOME TAX EXPENSE 6 121,755 118,335 INCOME TAX EXPENSE 7 (27,176) (27,382) PROFIT FOR THE PERIOD 94,579 90,953 OTHER COMPREHENSIVE INCOME Item that will not be reclassified to profit or loss Fair value changes in equity investment measured at fair value through other comprehensive income 79 (168) Currency translation differences 2,894 3,198 Items that are or may be reclassified subsequently to profit or loss Currency translation differences 3,412 1,914 (Losses)/gains on cash flow hedges (2,738) 6,639 Share of the other comprehensive income of associates and joint ventures accounted for using the equity method 379 223 OTHER COMPREHENSIVE INCOME, NET OF TAX 4,026 11,806 TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 98,605 102,759 PROFIT FOR THE PERIOD ATTRIBUTABLE TO: Owners of the Company 85,272 81,627 Non-controlling interests 9,307 9,326 94,579 90,953 TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO: Owners of the Company 86,381 90,314 Non-controlling interests 12,224 12,445 98,605 102,759 BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB) 8 0.47 0.45 The accompanying notes are an integral part of these interim financial statements.

157 PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF FINANCIAL POSITION As of June 30, 2023 and December 31, 2022 (All amounts in RMB millions unless otherwise stated ) Notes June 30, 2023 December 31, 2022 RMB RMB NON-CURRENT ASSETS Property, plant and equipment 10 1,470,724 1,492,513 Investments in associates and joint ventures 278,998 269,569 Equity investments measured at fair value through other comprehensive income 876 943 Right-of-use assets 199,500 203,065 Intangible and other non-current assets 85,505 69,813 Deferred tax assets 17,561 16,293 Time deposits with maturities over one year 5,690 4,016 TOTAL NON-CURRENT ASSETS 2,058,854 2,056,212 CURRENT ASSETS Inventories 11 168,162 167,751 Accounts receivable 12 81,361 72,028 Derivative financial instruments 19 15,007 21,133 Prepayments and other current assets 118,709 119,654 Financial assets at fair value through other comprehensive income 19 8,815 4,376 Financial assets at fair value through profit or loss 5,815 3,876 Time deposits with maturities over three months but within one year 43,381 33,859 Cash and cash equivalents 219,173 191,190 TOTAL CURRENT ASSETS 660,423 613,867 CURRENT LIABILITIES Accounts payable and accrued liabilities 13 393,124 372,369 Contract liabilities 75,614 77,337 Income taxes payable 6,807 16,471 Other taxes payable 39,256 37,043 Short-term borrowings 14 162,257 100,639 Derivative financial instruments 19 7,822 11,146 Lease liabilities 7,412 7,560 Financial liabilities at fair value through profit or loss 4,258 1,698 TOTAL CURRENT LIABILITIES 696,550 624,263 NET CURRENT LIABILITIES (36,127) (10,396) TOTAL ASSETS LESS CURRENT LIABILITIES 2,022,727 2,045,816 EQUITY EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY: Share capital 183,021 183,021 Retained earnings 895,342 850,285 Reserves 334,575 332,334 TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY 1,412,938 1,365,640 NON-CONTROLLING INTERESTS 175,108 168,526 TOTAL EQUITY 1,588,046 1,534,166 NON-CURRENT LIABILITIES Long-term borrowings 14 140,240 222,478 Asset retirement obligations 145,976 142,081 Lease liabilities 115,813 118,200 Deferred tax liabilities 24,742 21,297 Other long-term obligations 7,910 7,594 TOTAL NON-CURRENT LIABILITIES 434,681 511,650 TOTAL EQUITY AND NON-CURRENT LIABILITIES 2,022,727 2,045,816 The accompanying notes are an integral part of these interim financial statements.

158 PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS For the six months ended June 30, 2023 and June 30, 2022 (All amounts in RMB millions unless otherwise stated ) Six months ended June 30 2023 2022 RMB RMB CASH FLOWS FROM OPERATING ACTIVITIES Profit for the period 94,579 90,953 Adjustments for: Income tax expense 27,176 27,382 Depreciation, depletion and amortisation 113,017 102,863 Capitalised exploratory costs charged to expense 4,884 5,821 Safety fund reserve 2,057 1,998 Share of profit of associates and joint ventures (9,667) (8,104) Accrual of provision for impairment of receivables, net (413) 502 Write down in inventories, net 1,445 568 Loss on disposal and scrap of property, plant and equipment 797 7,060 Gain on disposal and scrap of other non-current assets (96) (190) Gain on disposal of subsidiaries (91) (49) Fair value (gain)/loss (1,659) 8,432 Dividend income (10) (7) Interest income (3,597) (1,375) Interest expense 12,184 9,644 Changes in working capital: Accounts receivable, prepayments and other current assets (26,217) (86,750) Inventories (1,856) (78,419) Accounts payable and accrued liabilities 45,501 138,381 Contract liabilities (1,723) 5,209 CASH FLOWS GENERATED FROM OPERATIONS 256,311 223,919 Income taxes paid (34,605) (27,858) NET CASH FLOWS FROM OPERATING ACTIVITIES 221,706 196,061 The accompanying notes are an integral part of these interim financial statements.

159 PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS (CONTINUED) For the six months ended June 30, 2023 and June 30, 2022 (All amounts in RMB millions unless otherwise stated ) Six months ended June 30 2023 2022 RMB RMB CASH FLOWS FROM INVESTING ACTIVITIES Capital expenditures (111,354) (102,191) Acquisition of investments in associates and joint ventures (1,750) (187) Acquisition of intangible assets and other non-current assets (1,064) (87) Acquisition of subsidiaries (183) (302) Acquisition of financial assets at fair value through profit or loss (3) - Proceeds from disposal of property, plant and equipment 105 89 Proceeds from disposal of other non-current assets 295 158 Proceeds from disposal of investments and investments in associates 80 3,849 Proceeds from disposal of financial assets at fair value through profit or loss 435 - Interest received 2,899 1,176 Dividends received 2,327 3,511 (Increase)/decrease in time deposits with maturities over three months (11,196) 4,278 NET CASH FLOWS USED FOR INVESTING ACTIVITIES (119,409) (89,706) CASH FLOWS FROM FINANCING ACTIVITIES Repayments of short-term borrowings (361,385) (364,054) Repayments of long-term borrowings (10,048) (81,415) Repayments of lease liabilities (5,786) (6,892) Interest paid (8,194) (6,684) Dividends paid to non-controlling interests (3,006) (2,520) Dividends paid to owners of the Company (35,594) (1,437) Increase in short-term borrowings 327,266 370,643 Increase in long-term borrowings 17,826 65,981 Cash contribution from non-controlling interests 229 237 NET CASH FLOWS USED FOR FINANCING ACTIVITIES (78,692) (26,141) TRANSLATION OF FOREIGN CURRENCY 4,378 4,152 Increase in cash and cash equivalents 27,983 84,366 Cash and cash equivalents at beginning of the period 191,190 136,789 Cash and cash equivalents at end of the period 219,173 221,155 The accompanying notes are an integral part of these interim financial statements.

160 ▸▸ FINANCIAL STATEMENTS
2023 INTERIM REPORT

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2023 and June 30, 2022

(All amounts in RMB millions unless otherwise stated )

| | Attributable to owners of the Company | | | | Non-controlling Interests | Total Equity |
|---|---|---|---|---|---|---|
| | Share Capital | Retained Earnings | Reserves | Subtotal | | |
| | RMB | RMB | RMB | RMB | RMB | RMB |
| Balance at December 31, 2021 | 183,021 | 771,980 | 308,560 | 1,263,561 | 145,308 | 1,408,869 |
| Change in accounting policy (Note 2) | - | (2,751) | (302) | (3,053) | - | (3,053) |
| Balance at January 1, 2022 | 183,021 | 769,229 | 308,258 | 1,260,508 | 145,308 | 1,405,816 |
| Profit for the six months ended June 30, 2022 | - | 81,627 | - | 81,627 | 9,326 | 90,953 |
| Other comprehensive income for the six months ended June 30, 2022 | - | - | 8,687 | 8,687 | 3,119 | 11,806 |
| Special reserve-safety fund reserve | - | - | 1,922 | 1,922 | 76 | 1,998 |
| Dividends | - | (17,610) | - | (17,610) | (7,261) | (24,871) |
| Capital contribution from non-controlling interests | - | - | - | - | 10,256 | 10,256 |
| Acquisition of subsidiaries | - | - | - | - | 62 | 62 |
| Others | - | (5) | (4,329) | (4,334) | 9 | (4,325) |
| Balance at June 30, 2022 | 183,021 | 833,241 | 314,538 | 1,330,800 | 160,895 | 1,491,695 |
| Balance at December 31, 2022 (before adjustment) | 183,021 | 853,585 | 332,721 | 1,369,327 | 168,526 | 1,537,853 |
| Change in accounting policy (Note 2) | - | (3,300) | (387) | (3,687) | - | (3,687) |
| Balance at December 31, 2022 (adjusted) | 183,021 | 850,285 | 332,334 | 1,365,640 | 168,526 | 1,534,166 |
| Balance at January 1, 2023 | 183,021 | 850,285 | 332,334 | 1,365,640 | 168,526 | 1,534,166 |
| Profit for the six months ended June 30, 2023 | - | 85,272 | - | 85,272 | 9,307 | 94,579 |
| Other comprehensive income for the six months ended June 30, 2023 | - | - | 1,109 | 1,109 | 2,917 | 4,026 |
| Special reserve-safety fund reserve | - | - | 1,980 | 1,980 | 77 | 2,057 |
| Dividends | - | (40,265) | - | (40,265) | (6,030) | (46,295) |
| Capital contribution from non-controlling interests | - | - | - | - | 385 | 385 |
| Acquisition of subsidiaries | - | - | - | - | 6 | 6 |
| Disposal of subsidiaries | - | - | - | - | (56) | (56) |
| Others | - | 50 | (848) | (798) | (24) | (822) |
| Balance at June 30, 2023 | 183,021 | 895,342 | 334,575 | 1,412,938 | 175,108 | 1,588,046 |

The accompanying notes are an integral part of these interim financial statements.

161 1 ORGANISATION AND PRINCIPAL ACTIVITIES PetroChina Company Limited (the "Company") was established as a joint stock company with limited liability on November 5, 1999 by ??????????? (China National Petroleum Corporation ("CNPC")) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 "Reply on the approval of the establishment of PetroChina Company Limited" from the former State Economic and Trade Commission of the People's Republic of China ("China" or "PRC"). CNPC restructured ("the Restructuring") and injected its core business and the related assets and liabilities into the Company. ??????????? was renamed ????? ?????? (CNPC before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the "Group". The Group is principally engaged in (i) the exploration, development, transportation and production and marketing of crude oil and natural gas, and new energy business; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products, and new materials business; (iii) the marketing of refined products and non-oil products, and trading business; and (iv) the transportation and the sale of natural gas (Note 15). 2 BASIS OF PREPARATION AND ACCOUNTING POLICIES The unaudited consolidated interim condensed financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" ("IAS 34"). Except as described below, the accounting policies applied in the preparation of the interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The changes in accounting policies are also expected to be reflected in the 2023 annual financial statements. The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group: Amendments to IFRS 17 "Insurance Contracts " Amendments to IAS 1 and IFRS Practice Statement 2 "Disclosure of Accounting Policies" Amendments to IAS 8 "Definition of Accounting Estimates" Amendments to IAS 12"Deferred Tax related to Assets and Liabilities arising from a Single Transaction"

162 Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12 The amendments to IAS 12 "Deferred Tax related to Assets and Liabilities arising from a Single Transaction" require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, the Group should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with: Right-of-use assets and lease liabilities; and Decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets; The cumulative effect of recognising these adjustments is recognised in the retained earnings (or other component of equity, as appropriate) at the beginning of the earliest comparative period. The impact of applies the amendments on the consolidated statement of financial position are summarised as follows: Amount of adjustment January 1, 2022 December 31, 2022 Deferred tax assets (87) (3,406) Deferred tax liabilities 2,966 281 Retained earnings (2,751) (3,300) Reserves (302) (387) Amount of adjustment Six months ended June 30, 2022 Income Tax Expense (764)

163 Other than the above effects, none of these developments have had a material effect on how the Group's results and financial position for the current or prior periods which have been prepared or presented in this interim financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. The interim financial statements as of June 30, 2023 and for the six months period ended June 30, 2023 and June 30, 2022 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which generally includes only normal recurring adjustments) necessary to properly prepare the interim financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months period ended June 30, 2023 are not necessarily indicative of the results of operations expected for the year ending December 31, 2023. Costs that are incurred unevenly during the financial year are accrued or deferred in the interim financial statements only if it would be also appropriate to accrue or defer such costs at the end of the financial year. 3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group's interim financial statements: The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements. (a) Estimation of oil and gas reserves Estimates of oil and natural gas reserves are key elements in the Group's investment decision-making process. They are also important elements in testing impairment of property, plant and equipment (Note 3(b)). Changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group's interim financial statements for property, plant and equipment relating to oil and gas production activities. An increase/reduction in proved developed reserves will decrease/ increase depreciation, depletion and amortisation charges. Proved oil and gas reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

164 (b) Estimation of impairment of property, plant and equipment Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, natural gas, refined and chemical products, the operation costs, the product mix, production volumes, production profile and the oil and gas reserves. The impairment reviews and calculations are based on assumptions that are consistent with the Group's business plans taking into account current economic conditions. Favourable changes to some assumptions, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognised in prior periods, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil respectively experienced in future, the Group may either over or under recognise the impairment losses for certain assets. (c) Estimation of asset retirement obligations Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the management plan for the decommissioning of oil and gas properties, the estimation of the economic lives of oil and gas properties and estimates of discount rates. The estimations and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future period.Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties. According to changes in the internal and external environment, accounting standards and Group asset retirement expense measures and other relevant regulations, oil and gas field companies recalculate their asset retirement obligations of oil and gas properties based on the latest parameters to more objectively reflect the actual situation of the Group's asset retirement obligation of oil and gas properties.

PetroChina
FINANCIAL STATEMENTS 165
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

## 4 REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products, chemical products, non-oil products, etc., and from the transportation of crude oil, and natural gas. Revenue from contracts with customers is mainly recognised at a point in time. The revenue information for the period ended June 30, 2023 and 2022 are as follows:

| For the six months ended June 30, 2023 Type of Contract | Oil, Gas and New Energy | Refining, Chemicals and New Material | Marketing | Natural Gas Sales | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| Type of goods and services | | | | | | |
| Crude oil | 293,104 | - | 380,795 | - | - | 673,899 |
| Natural gas | 78,532 | - | 184,554 | 259,155 | - | 522,241 |
| Refined products | - | 471,849 | 614,586 | - | - | 1,086,435 |
| Chemical products | - | 99,785 | 27,185 | - | - | 126,970 |
| Pipeline transportation business | - | - | - | 515 | - | 515 |
| Non-oil sales in gas stations | - | - | 17,049 | - | - | 17,049 |
| Others | 53,025 | 3,287 | 498 | 16,630 | 1,244 | 74,684 |
| Intersegment elimination | (355,390) | (418,608) | (235,988) | (12,676) | (161) | (1,022,823) |
| Revenue from contracts with customers | 69,271 | 156,313 | 988,679 | 263,624 | 1,083 | 1,478,970 |
| Other revenue | 121 | 84 | 643 | 41 | 12 | 901 |
| Total | 69,392 | 156,397 | 989,322 | 263,665 | 1,095 | 1,479,871 |
| Geographical Region | | | | | | |
| China's mainland | 34,128 | 156,313 | 498,577 | 263,624 | 1,083 | 953,725 |
| Others | 35,143 | - | 490,102 | - | - | 525,245 |
| Revenue from contracts with customers | 69,271 | 156,313 | 988,679 | 263,624 | 1,083 | 1,478,970 |
| Other revenue | 121 | 84 | 643 | 41 | 12 | 901 |
| Total | 69,392 | 156,397 | 989,322 | 263,665 | 1,095 | 1,479,871 |

166 FINANCIAL STATEMENTS 2023 INTERIM REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

| For the six months ended June 30, 2022 Type of Contract | Oil, Gas and New Energy | Refining, Chemicals and New Material | Marketing | Natural Gas Sales | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| Type of goods and services | | | | | | |
| Crude oil | 318,018 | - | 443,069 | - | - | 761,087 |
| Natural gas | 75,793 | - | 242,222 | 234,226 | - | 552,241 |
| Refined products | - | 471,760 | 624,297 | - | - | 1,096,057 |
| Chemical products | - | 109,019 | 32,680 | - | - | 141,699 |
| Pipeline transportation business | - | - | - | 388 | - | 388 |
| Non-oil sales in gas stations | - | - | 15,045 | - | - | 15,045 |
| Others | 53,437 | 2,993 | 142 | 18,289 | 1,243 | 76,104 |
| Intersegment elimination | (373,035) | (406,955) | (238,399) | (10,260) | (130) | (1,028,779) |
| Revenue from contracts with customers | 74,213 | 176,817 | 1,119,056 | 242,643 | 1,113 | 1,613,842 |
| Other revenue | 102 | 80 | 549 | 39 | 9 | 779 |
| Total | 74,315 | 176,897 | 1,119,605 | 242,682 | 1,122 | 1,614,621 |
| Geographical Region | | | | | | |
| China's mainland | 46,060 | 176,817 | 460,755 | 242,643 | 1,113 | 927,388 |
| Others | 28,153 | - | 658,301 | - | - | 686,454 |
| Revenue from contracts with customers | 74,213 | 176,817 | 1,119,056 | 242,643 | 1,113 | 1,613,842 |
| Other revenue | 102 | 80 | 549 | 39 | 9 | 779 |
| Total | 74,315 | 176,897 | 1,119,605 | 242,682 | 1,122 | 1,614,621 |

## 5 TAXES OTHER THAN INCOME TAXES

| | Six months ended June 30 | |
|---|---|---|
| | 2023 | 2022 |
| | RMB | RMB |
| Consumption tax | 88,256 | 80,222 |
| Resource tax | 14,509 | 16,210 |
| City maintenance and construction tax | 8,820 | 8,705 |
| Educational surcharge | 6,506 | 6,373 |
| Urban and township land use tax | 1,947 | 1,867 |
| Crude oil special gain levy | 6,758 | 23,346 |
| Others | 3,424 | 4,508 |
| | 130,220 | 141,231 |

167 6 PROFIT BEFORE INCOME TAX EXPENSE Six months ended June 30 2023 2022 RMB RMB Items credited and charged in arriving at the profit before income tax expense include: Credited Dividend income from equity investment measured at fair value through other comprehensive income 10 7 Reversal of provision for impairment of receivables 549 52 Reversal of write down in inventories 168 18 Gain on disposal of investment in subsidiaries 91 49 Gain from ineffective portion of cash flow hedges 882 1,128 Charged Amortisation of intangible and other assets 2,114 3,410 Depreciation and impairment losses: Owned property, plant and equipment 103,517 93,389 Right-of-use assets 7,386 6,064 Cost of inventories recognised as expense 1,164,467 1,250,608 Provision for impairment of receivables 136 554 Interest expense (i) 12,184 9,644 Loss on disposal and scrap of property, plant and equipment 797 7,060 Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities 1,062 1,075 Research and development expenses 9,651 9,142 Write down in inventories 1,613 586 Investment loss from disposal of derivative financial instruments 4,279 13,985 (i) Interest expense Interest expense 12,383 10,318 Include: Interest on lease liabilities 2,617 2,728 Less: Amount capitalised (199) (674) 12,184 9,644 7 INCOME TAX EXPENSE Six months ended June 30 2023 2022 RMB RMB Current taxes 25,740 34,517 Deferred taxes(Note 2) 1,436 (7,135) 27,176 27,382

168 In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the Ministry of Finance ("MOF"), the General Administration of Customs of the PRC and the State Administration of Taxation ("SAT") on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58) and the Notice on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2030. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%. 8 BASIC AND DILUTED EARNINGS PER SHARE Basic and diluted earnings per share for the six months ended June 30, 2023 and June 30, 2022 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period. There are no potentially dilutive ordinary shares. 9 DIVIDENDS Six months ended June 30 2023 2022 RMB RMB Interim dividends attributable to owners of the Company for 2023 (a) 38,434 - Interim dividends attributable to owners of the Company for 2022 (c) - 37,076 (a) As authorised by shareholders in the Annual General Meeting on June 8, 2023, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2023 of RMB 0.21 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 38,434 on August 30, 2023. The dividends were not paid by the end of the reporting period, and were not recognised as liability at the end of the reporting period, as they were declared after the date of the statement of financial position. (b) Final dividends attributable to owners of the Company in respect of 2022 of RMB 0.22 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 40,265, were approved at the 2022 Annual General Meeting held on June 8, 2023 and were paid on June 28, 2023 (A shares) and July 28, 2023 (H shares). (c) Interim dividends attributable to owners of the Company in respect of 2022 of RMB 0.20258 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 37,076, were paid on September 20, 2022 (A shares) and October 28, 2022 (H shares). (d) Final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 17,610, were approved at the 2021 Annual General Meeting held on June 9, 2022 and were paid on June 28, 2022 (A shares) and July 29, 2022 (H shares).

169 10 PROPERTY, PLANT AND EQUIPMENT RMB Cost At January 1, 2023 4,052,735 Additions 89,524 Disposals or write offs (13,111) Currency translation differences 16,822 At June 30, 2023 4,145,970 Accumulated depreciation and impairment At January 1, 2023 (2,560,222) Charge for the period and others (104,169) Impairment charge (16) Disposals or write offs 2,278 Currency translation differences (13,117) At June 30, 2023 (2,675,246) Net book value At June 30, 2023 1,470,724 RMB Cost At January 1, 2022 3,790,946 Additions 136,259 Disposals or write offs (41,859) Currency translation differences 14,214 At June 30, 2022 3,899,560 Accumulated depreciation and impairment At January 1, 2022 (2,331,650) Charge for the period and others (136,047) Disposals or write offs 23,965 Currency translation differences (10,391) At June 30, 2022 (2,454,123) Net book value At June 30, 2022 1,445,437

170 11 INVENTORIES June 30, 2023 December 31, 2022 RMB RMB Crude oil and other raw materials 62,555 56,756 Work in progress 15,560 14,448 Finished goods 96,279 104,722 Spare parts and consumables 113 109 174,507 176,035 Less: Write down in inventories (6,345) (8,284) 168,162 167,751 12 ACCOUNTS RECEIVABLE June 30, 2023 December 31, 2022 RMB RMB Accounts receivable 83,900 74,917 Less: Provision for impairment of accounts receivable (2,539) (2,889) 81,361 72,028 The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the date of revenue recognition, as of June 30, 2023 and December 31, 2022 is as follows: June 30, 2023 December 31, 2022 RMB RMB Within 1 year 80,542 71,307 Between 1 and 2 years 481 266 Between 2 and 3 years 236 302 Over 3 years 102 153 81,361 72,028 The Group offers its customers credit terms up to 180 days.

171 Movements in the provision for impairment of accounts receivable are as follows: Six months ended June 30 2023 2022 RMB RMB At beginning of the period 2,889 1,414 Provision for impairment of accounts receivable 129 457 Reversal of provision for impairment of accounts receivable (509) (37) Receivables written off as uncollectible and others 30 19 At end of the period 2,539 1,853 13 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES June 30, 2023 December 31, 2022 RMB RMB Trade payables 154,143 172,546 Salaries and welfare payable 18,339 9,385 Dividends payable 8,276 581 Notes payable 17,995 15,630 Construction fee and equipment cost payables 100,366 116,571 Others (i) 94,005 57,656 393,124 372,369 (i) Others consist primarily of deposit, earnest money, caution money and insurance payables, etc. The aging analysis of trade payables as of June 30, 2023 and December 31, 2022 is as follows: June 30, 2023 December 31, 2022 RMB RMB Within 1 year 144,583 162,431 Between 1 and 2 years 1,830 2,682 Between 2 and 3 years 1,209 1,072 Over 3 years 6,521 6,361 154,143 172,546

172 14 BORROWINGS June 30, 2023 December 31, 2022 RMB RMB Short-term borrowings excluding current portion of long-term borrowings 50,543 38,375 Current portion of long-term borrowings 111,714 62,264 162,257 100,639 Long-term borrowings 140,240 222,478 302,497 323,117 The movements in borrowings are analysed as follows: RMB Balance at January 1, 2023 323,117 Increase in borrowings 347,581 Decrease in borrowings (371,433) Currency translation differences 3,232 Balance at June 30, 2023 302,497 The following table sets out the borrowings' remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date: June 30, 2023 December 31, 2022 RMB RMB Within 1 year 174,923 107,461 Between 1 and 2 years 125,423 129,885 Between 2 and 5 years 50,108 102,490 After 5 years 17,031 16,500 367,485 356,336 The fair values of the Group's long-term borrowings including the current portion of long-term borrowings are RMB 247,199 at June 30, 2023 (December 31, 2022: RMB 286,770). The carrying amounts of short-term borrowings approximate their fair values.The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the consolidated statement of financial position. Such discount rates ranged from 2.18% to 6.87% per annum as of June 30, 2023 (December 31, 2022: 2.13% to 5.48%) depending on the type of the borrowings.

173 15 SEGMENT INFORMATION The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group's operating segments comprise: Oil, Gas and New energy, Refining, Chemicals and New materials, Marketing, Natural Gas Sales and Head Office and Other. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile. The Oil, Gas and New energy segment is engaged in the exploration, development, transportation, production, marketing of crude oil and natural gas and new energy business. The Refining, Chemicals and New materials segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products, other chemical products and new materials business. The Marketing segment is engaged in the marketing of refined products and non-oil products, and the trading business. The Natural Gas Sales segment is engaged in the transportation and sale of natural gas. The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group. The accounting policies of the operating segments are the same as those described in Note 2 "Basis of Preparation and Accounting Policies".

174 FINANCIAL STATEMENTS
2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

The segment information for the operating segments for the six months ended June 30, 2023 and 2022 are as follows:

| Six months ended June 30, 2023 | Oil, Gas and New Energy | Refining, Chemicals and New Materials | Marketing | Natural Gas Sales | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| | RMB | RMB | RMB | RMB | RMB | RMB |
| Revenue | 424,782 | 575,005 | 1,225,310 | 276,341 | 1,256 | 2,502,694 |
| Less: intersegment sales | (355,390) | (418,608) | (235,988) | (12,676) | (161) | (1,022,823) |
| Revenue from external customers | 69,392 | 156,397 | 989,322 | 263,665 | 1,095 | 1,479,871 |
| Depreciation, depletion and amortisation | (86,939) | (14,096) | (8,703) | (2,460) | (819) | (113,017) |
| Profit / (loss) from operations | 85,515 | 18,350 | 10,945 | 14,120 | (8,313) | 120,617 |
| Finance costs: | | | | | | |
| Exchange gain | | | | | | 14,099 |
| Exchange loss | | | | | | (14,041) |
| Interest income | | | | | | 3,597 |
| Interest expense | | | | | | (12,184) |
| Total net finance costs | | | | | | (8,529) |
| Share of profit / (loss) of associates and joint ventures | 2,291 | (23) | 697 | 5,559 | 1,143 | 9,667 |
| Profit before income tax expense | | | | | | 121,755 |
| Income tax expense | | | | | | (27,176) |
| Profit for the period | | | | | | 94,579 |
| Capital expenditures | 79,626 | 3,471 | 722 | 988 | 330 | 85,137 |
| June 30, 2023 | | | | | | |
| Segment assets | 1,488,624 | 483,562 | 600,477 | 167,789 | 1,677,903 | 4,418,355 |
| Other assets | | | | | | 28,869 |
| Investments in associates and joint ventures | 49,072 | 2,176 | 18,461 | 174,619 | 34,670 | 278,998 |
| Elimination of intersegment balances (a) | | | | | | (2,006,945) |
| Total assets | | | | | | 2,719,277 |
| Segment liabilities | 611,310 | 236,870 | 402,361 | 125,103 | 596,918 | 1,972,562 |
| Other liabilities | | | | | | 70,805 |
| Elimination of intersegment balances (a) | | | | | | (912,136) |
| Total liabilities | | | | | | 1,131,231 |

PetroChina

FINANCIAL STATEMENTS 175

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

| Six months ended June 30, 2022 | Oil, Gas and New Energy RMB | Refining, Chemicals and New Materials RMB | Marketing RMB | Natural Gas Sales RMB | Head Office and Other RMB | Total RMB |
|---|---|---|---|---|---|---|
| Revenue | 447,350 | 583,852 | 1,358,004 | 252,942 | 1,252 | 2,643,400 |
| Less: intersegment sales | (373,035) | (406,955) | (238,399) | (10,260) | (130) | (1,028,779) |
| Revenue from external customers | 74,315 | 176,897 | 1,119,605 | 242,682 | 1,122 | 1,614,621 |
| Depreciation, depletion and amortisation | (79,045) | (12,021) | (8,666) | (2,280) | (851) | (102,863) |
| Profit / (loss) from operations | 82,455 | 24,061 | 8,522 | 13,649 | (9,672) | 119,015 |
| Finance costs: | | | | | | |
| Exchange gain | | | | | | 8,920 |
| Exchange loss | | | | | | (9,435) |
| Interest income | | | | | | 1,375 |
| Interest expense | | | | | | (9,644) |
| Total net finance costs | | | | | | (8,784) |
| Share of profit of associates and joint ventures | 1,923 | 31 | 530 | 4,563 | 1,057 | 8,104 |
| Profit before income tax expense | | | | | | 118,335 |
| Income tax expense | | | | | | (27,382) |
| Profit for the period | | | | | | 90,953 |
| Capital expenditures | 72,820 | 16,827 | 832 | 1,420 | 413 | 92,312 |
| **December 31, 2022** | | | | | | |
| Segment assets | 1,457,543 | 482,452 | 596,463 | 171,643 | 1,646,141 | 4,354,242 |
| Other assets | | | | | | 28,400 |
| Investments in associates and joint ventures | 46,053 | 2,205 | 17,829 | 169,903 | 33,579 | 269,569 |
| Elimination of intersegment balances (a) | | | | | | (1,982,132) |
| Total assets | | | | | | 2,670,079 |
| Segment liabilities | 581,261 | 243,417 | 404,991 | 135,361 | 590,604 | 1,955,634 |
| Other liabilities | | | | | | 74,811 |
| Elimination of intersegment balances (a) | | | | | | (894,532) |
| Total liabilities | | | | | | 1,135,913 |

176 Geographical information Revenue Non-current assets (b) Six months ended June 30, 2023 Six months ended June 30, 2022 June 30, 2023 December 31, 2022 RMB RMB RMB RMB China's mainland 954,624 928,165 1,847,244 1,853,462 Others 525,247 686,456 185,459 178,343 1,479,871 1,614,621 2,032,703 2,031,805 (a) Elimination of intersegment balances represents elimination of intersegment accounts and investments. (b) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets. 16 CONTINGENT LIABILITIES (a) Bank and other guarantees At June 30, 2023 and December 31, 2022, the Group did not guarantee related parties or third parties any significant borrowings or others. (b) Environmental liabilities The PRC has enacted comprehensive environmental laws and regulations that affect the operation of the oil and gas industry. Management believes that there are no probable liabilities under existing legislation, except for the amounts which have already been reflected in the interim financial statements, which may have a material adverse effect on the financial position of the Group. As of June 30,2023, the amounts of asset retirement obligations which have already been reflected in the interim financial statements relating to environmental liability were RMB 145,976 (December 31, 2022: RMB 142,081).

177 (c) Legal contingencies During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group. (d) Group insurance The Group has insurance coverage for certain assets that are subject to significant operating risks, thirdparty liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present. 17 COMMITMENTS (a) Capital commitments At June 30, 2023, the Group's capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 2,495 (December 31, 2022: RMB 882). These capital commitments are transactions mainly with CNPC and its fellow subsidiaries. (b) Exploration and production licenses The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 48 for the six months ended June 30, 2023 (2022: RMB 35). According to the current policy, estimated annual payments for the next five years are as follows: June 30, 2023 June 30, 2022 RMB RMB Within one year 500 500 Between one and two years 500 500 Between two and three years 500 500 Between three and four years 500 500 Between four and five years 500 500

178 18 RELATED PARTY TRANSACTIONS CNPC, the immediate parent of the Company, is a limited liability company incorporated in PRC and directly controlled by the PRC government. Equity interest and voting rights of CNPC in the Company from January 2023 to June 2023 was 82.62% (2022: 80.54%). Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other stateowned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over, and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members. (a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries, associates and joint ventures. Due to the relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries, associates and joint ventures are not the same as those that would result from transactions with other related parties or wholly unrelated parties. The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows: The Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 27, 2020 for a period of three years effective from January 1, 2021. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, then the actual cost incurred or the agreed contractual prices are used.

179 On August 25,2011, based on the Land Use Rights Leasing Contract signed for a period of 50 years from 2000, the Company and CNPC entered into a supplemental agreement to the Land Use Rights Leasing Contract which took effect on January 1, 2012. The expiry date of the supplemental agreement is the same as the Land Use Rights Leasing Contract, which is in 2050. The Company and CNPC may adjust area and rental payable for the leased land parcels every three years taking into consideration of production and operations of the Company and the prevailing market price. On August 27, 2020, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract, which adjusted the rental payable and the area for the leased land parcels with effect from January 1, 2021. The Company agreed to rent from CNPC and its fellow subsidiaries parcels of land with an aggregate area of approximately 1,142 million square metres with annual rental payable (exclusive of tax and government charges) approximately RMB 5,673 based on the area of leased land parcels and the current market conditions. Apart from the annual rental payable and are for the leased parcels, the other terms in the Land Use Rights Leasing Contract and supplemental agreement remained. On August 24, 2017, the Company entered into a new Buildings Leasing Contract with CNPC, which took effect on January 1, 2018 for a period of 20 years. The Company and CNPC may adjust the area of buildings leased and the rental fees every three years as appropriate by reference to the production and operations of the Company and the prevailing market prices, but the adjusted rental shall not exceed the comparable fair market prices. On August 27, 2020, the Company and CNPC issued a confirmation letter to the Buildings Leasing Contract, which adjusted the annual rental payable and the area for the leased which took effect on January 1, 2021. Buildings covering an aggregate area of 1,287.5 thousand square meters were leased at annual rental payable approximately RMB 713 in accordance with the confirmed rental area and the current property market conditions. Apart from the annual rental payable and area of the leased building, the other terms in the Building Leasing Contract remains unchanged. Transactions with CNPC and its fellow subsidiaries, associates and joint ventures are summarised as follows: Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 60,863 for the six months ended June 30, 2023 (2022: RMB 51,804). Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 3,469 for the six months ended June 30, 2023 (2022: RMB 2,511). Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 182,504 for the six months ended June 30, 2023 (2022: RMB 179,586).

180 ▸▸ FINANCIAL STATEMENTS
2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

- Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 458 for the six months ended June 30, 2023 (2022: RMB 297 ).

- Interest income represents interest from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 405 for the six months ended June 30, 2023 (2022: RMB 186 ). The balance of deposits at June 30, 2023 was RMB 53,421 (December 31, 2022: RMB 47,656).

- Interest expense and other financial service expense, principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee charged on the insurance services from CNPC and its fellow subsidiaries, etc. The total amount of these transactions amounted to RMB 2,945 for the six months ended June 30, 2023 (2022: RMB 2,830).

- The borrowings from CNPC and its fellow subsidiaries at 30 June, 2023 were RMB 138,175 (December 31, 2022: RMB 133,453).

- Rents and other payments paid to CNPC and its fellow subsidiaries including (1) the rental expense paid by the Group according to Land Use Rights Leasing Contract and Buildings Leasing Contract between the Group and CNPC; (2) the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments amounted to RMB 3,216 for the six months ended June 30, 2023 (2022: RMB 3,105).

Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

| | June 30, 2023 | December 31, 2022 |
|---|---|---|
| | RMB | RMB |
| Accounts receivable | 8,288 | 3,810 |
| Prepayments and other current assets | 27,127 | 20,566 |
| Financial assets at fair value through other comprehensive income | - | 1,000 |
| Intangible and other non-current assets | 29,595 | 16,758 |
| Accounts payable and accrued liabilities | 48,312 | 57,459 |
| Contract liabilities | 1,223 | 520 |
| Lease liabilities | 97,061 | 98,143 |

181 (b) Key management compensation Six months ended June 30 2023 2022 RMB'000 RMB'000 Emoluments and other benefits 5,162 4,136 Contribution to retirement benefit scheme 1,271 924 6,433 5,060 (c) Transactions with other state-controlled entities in the PRC Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures, the Group's transactions with other state-controlled entities include but are not limited to the following: Sales and purchases of goods and services; Purchases of assets; Lease of assets; and Bank deposits and borrowings These transactions are conducted in the ordinary course of the Group's business. 19 FAIR VALUE ESTIMATION The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at June 30, 2023 and December 31, 2022 are disclosed in the respective accounting policies. Financial assets and financial liabilities that measured at amortised cost include: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, longterm receivables, short-term borrowings, trade payables, notes payable, long-term borrowings, etc.The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 14. Except for this, the carrying amounts of other financial assets and financial liabilities that are not measured at fair value approximate their fair value.

182 FINANCIAL STATEMENTS
2023 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in RMB millions unless otherwise stated)

The Group's investments in FVTPL, derivative financial instruments and FVOCI are measured at fair value on the balance sheet date. The fair value of FVTPL are categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques.The fair value of derivative financial instruments are mainly categorised into Level 1 and Level 2 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques, or the inputs other than quoted prices included within Level 1 that are observable either directly or indirectly. Bills receivable in FVOCI are mainly categorised into Level 3 of the fair value hierarchy, which are based on that bills receivable are mainly short-term bills of acceptance issued by banks,and their fair values approximate the face values of the bills. The equity investments in FVOCI that are not held for trading are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques.

As of June 30, 2023, financial assets and financial liabilities continuing to be measured at fair value are listed as follows in three levels:

| | Level 1<br>RMB | Level 2<br>RMB | Level 3<br>RMB | Total<br>RMB |
|---|---|---|---|---|
| Financial assets | | | | |
| Financial assets at fair value through profit or loss: | | | | |
| –Financial assets at fair value through profit or loss | 5,815 | - | - | 5,815 |
| Derivative financial instruments : | | | | |
| –Derivative financial assets | 2,221 | 12,786 | - | 15,007 |
| Financial assets at fair value through other comprehensive income: | | | | |
| –Bills receivable | - | - | 8,815 | 8,815 |
| –Other investments | 552 | - | 324 | 876 |
| | 8,588 | 12,786 | 9,139 | 30,513 |
| Financial liabilities | | | | |
| Financial liabilities at fair value through profit or loss | | | | |
| –Financial liabilities at fair value through profit or loss | 4,258 | - | - | 4,258 |
| Derivative financial instruments : | | | | |
| –Derivative financial liabilities | 1,412 | 6,410 | - | 7,822 |
| | 5,670 | 6,410 | - | 12,080 |

183 As of December 31, 2022, financial assets and financial liabilities continuing to be measured at fair value are listed as follows in three levels: Level 1 Level 2 Level 3 Total RMB RMB RMB RMB Financial assets Financial assets at fair value through profit or loss: -Financial assets at fair value through profit or loss 3,876 - - 3,876 Derivative financial instruments? -Derivative financial assets 14,508 6,625 - 21,133 Financial assets at fair value through other comprehensive income: -Bills receivable - - 4,376 4,376 -Other investments 623 - 320 943 19,007 6,625 4,696 30,328 Financial liabilities Financial liabilities at fair value through profit or loss -Financial liabilities at fair value through profit or loss 1,698 - - 1,698 Derivative financial instruments? -Derivative financial liabilities 983 10,163 - 11,146 2,681 10,163 - 12,844 The Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the bills receivable classified as Level 3 financial assets.

184 DOCUMENTS AVAILABLE FOR INSPECTION The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations or the Articles of Association: 1. The financial statements under the hand and seal of Mr. Dai Houliang, Chairman of the Company, Mr. Huang Yongzhang, Director and President of the Company and Mr. Wang Hua, Chief Financial Officer of the Company. 2. The original copies of the documents and announcements of the Company published in the newspaper designated by the China Securities Regulatory Commission during the reporting period. 3. The interim report published on other stock markets.

PetroChina ▶ ▶ ▶ ▶ ▶ CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 185

# CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT ▶

According to the relevant provisions and requirements of the Securities Law of the People's Republic of China and the Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Directors, Supervisors and senior management of PetroChina Company Limited, we have carefully reviewed the interim report for 2023 and concluded that this interim report truly, accurately and completely represents the business performance of the Company, it contains no misrepresentation, misleading statements or material omissions and its preparation and review process complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors, Supervisors and senior management:

| | | | | |
|---|---|---|---|---|
| Dai Houliang | Hou Qijun | Duan Liangwei | Huang Yongzhang | Ren Lixin |
| Xie Jun | Cai Jinyong | Jiang, Simon X. | Zhang Laibin | Hung Lo Shan Lusan |
| Ho Kevin King Lun | Cai Anhui | Xie Haibing | Zhao Ying | Cai Yong |
| Jiang Shangjun | Liao Guoqin | Fu Bin | Li Zhanming | Jin Yanjiang |
| Zhang Daowei | Zhang Minglu | Zhu Guowen | Wan Jun | Wang Hua |
| Li Ruxin | He Jiangchuan | Jiang Tongwen | Yang Weisheng | |

August 30, 2023

This interim report is prepared in English and Chinese. In the event of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

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